As filed with the Securities and Exchange Commission on January 16, 2018

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-80 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MTY FOOD GROUP INC.
(Exact Name of Registrant as specified in its charter)

Canada	5812	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	I.R.S. Employer Identification Number
incorporation or organization)	Classification Code Number	(if applicable)
	(if applicable))

8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, 514-336-8885
(Address and telephone number of Registrant’s principal executive offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
(302) 777-0220
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

Christopher Giordano, Esq.	Neil Kravitz, Esq.
Jack Kantrowitz, Esq.	Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l.
DLA Piper LLP (US)	800, rue du Square-Victoria, bureau 3700
1251 Avenue of the Americas, 27th Floor	Montreal, Quebec H4Z 1E9
New York, New York 10020	(514) 397-7551
(212) 335-4522

Approximate date of commencement or proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.¨

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Shares	10,067,873	US$43.31	US$436,039,580.00	US$54,286.93

(1)	Represents the maximum number of common shares of MTY Food Group Inc. (“MTY Shares”) that may be registered in the United States pursuant to this Registration Statement, and includes the MTY Shares that may be issued in the United States as part of the proposed transaction described herein as well as the currently outstanding MTY Shares held by U.S. persons. The calculation assumes the purchase of all outstanding common shares of Imvescor Restaurant Group Inc.
(2)	Estimated solely for purposes of calculating the amount of the filing fee. In accordance with General Instruction IV.G of Form F-80, the registration fee has been calculated on the basis of the market value of the estimated number of MTY Shares held by U.S. holders, which is Cdn. $54.00 (U.S. $43.31). The market value of each such MTY Share was calculated as Cdn. $54.00 (U.S. $43.31) based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange as of January 8, 2018. The U.S. dollar value thereof was calculated at Cdn. $1.0000 = U.S. $0.8050, which was the Bank of Canada’s noon exchange rate on January 8, 2018.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.	HOME JURISDICTION DOCUMENTS

Notice of Special Meeting of Shareholders and Management Information Circular Letter of Transmittal

ITEM 2.	INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Notice of Special Meeting of Shareholders and Management Information Circular.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Notice of Special Meeting of Shareholders and Management Information Circular. As required by this Item, the Notice of Special Meeting of Shareholders and Management Information Circular provides that copies of the documents incorporated by reference may be obtained on request without charge by writing to Isabelle Breton, General Counsel and Corporate Secretary of Imvescor Restaurant Group Inc., at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of MTY Food Group Inc. (the “Registrant”) at 8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, or by telephone at (514) 336-8885.

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents incorporated by reference” in the Notice of Special Meeting of Shareholders and Management Information Circular.

Please, read this document and the accompanying materials carefully. These materials are important and require your immediate attention. As a shareholder of Imvescor Restaurant Group Inc., you have the right to vote your shares, either by proxy or in person, on a special resolution regarding the proposed amalgamation described herein with an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY Food Group Inc. If you have any questions about these materials or the matters to which they refer, please contact your professional advisors.

If you have any questions or require further information about voting please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-855-682-2023 toll-free in North America, or 416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com. If you have any questions or require further information about the procedures for completing your letter of transmittal, please contact Computershare Trust Company of Canada, our transfer agent and depositary, at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com.

Shareholders in the United States should read the section "Notice to the Shareholders in the United States" on page 2 of the accompanying management information circular.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

AMALGAMATION

involving

IMVESCOR RESTAURANT GROUP INC.

and an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of

MTY FOOD GROUP INC.

SPECIAL MEETING OF SHAREHOLDERS OF
IMVESCOR RESTAURANT GROUP INC.
TO BE HELD ON FEBRUARY 19, 2018

Notice of special meeting of shareholders

and

Management information circular Dated January 12, 2018

THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE AMALGAMATION IS IN THE BEST INTERESTS OF IMVESCOR RESTAURANT GROUP INC. AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE AMALGAMATION RESOLUTION.

LETTER TO SHAREHOLDERS

January 12, 2018

Dear fellow shareholders,

You Have a Value Creation Opportunity

Participate in the upside of a stronger, more diversified restaurant franchisor

On December 12, 2017, we announced an exciting next step for our company – an amalgamation with MTY to create a leading North American restaurant franchisor with a strong balance sheet and significant growth potential. The transaction offers our shareholders:

  Immediate value and future upside – with the offer to be paid approximately 20% in cash and approximately 80% in MTY shares, shareholders will receive immediate value and liquidity, and the opportunity to participate in the future upside of the new amalgamated company: a leading restaurant franchisor in a good position to generate future growth and face industry pressures;

  Enhanced liquidity - upon the completion of the amalgamation, the combined company will have a broader shareholder base with increased market liquidity and a larger public float;

  Fair value – as determined by an independent fairness opinion.

The amalgamation is already more valuable to shareholders today than when it was first announced on December 12, 2017.

  Based on the five-day volume-weighted average trading price of MTY Shares as of January 11, 2018 the last trading day prior to the date of the circular, the total consideration represents $252 million to existing shareholders, or an enterprise value of $267 million, offering shareholders an equivalent of $4.16 per IRG share.

  This represents a premium of 15.6% based on the five-day volume-weighted average trading price of MTY Shares as of January 11, 2018 the last trading day prior to the date of the circular and the unaffected IRG share price on October 26, 2017, compared to an initial premium of 13.3% on the announcement day.

  The EBITDA multiple applied to this transaction reflects one of the highest business valuation EBITDA multiples identified in comparable transactions of businesses operating in the quick service restaurant and casual dining segments of the restaurant industry in recent years: 15.0x Fiscal 2017 EBITDA of $17.5 million or 15.2x based on the five-day volume-weighted average trading price of MTY Shares as of January 11, 2018 the last trading day prior to the date of the circular.

Through the share exchange offered, IRG shareholders gain exposure to the future growth potential of the amalgamated company - a multi-brand industry leader with a portfolio of over 5,700 stores under 75 brands, $2.9 billion in System Sales and anticipated annual EBITDA in the range of approximately $125 -$130 million. Note that MTY shares have increased in value 152% over the last five-year period ending December 31, 2017 and 11% over the last one-year period ending December 31, 2017. Over the same periods the business has generated total returns of 161% and 12% respectively.

The Amalgamation is the right move for IRG and its shareholders

This value-creating transaction is the culmination of over three years of hard work, commitment and dedication by IRG's management, employees and franchisees. Many of you will remember that Frank Hennessey was named CEO in September of 2014. At that time, we had just concluded a strategic review process that found no interested buyers for a company with negative growth, declining key performance metrics, and a share price hovering at $1.73. This is in sharp contrast to the value offered to shareholders today with the MTY offer. The value offered to shareholders of IRG is a result of the successful execution of our ongoing turnaround strategy.

Synergy + Size + Scale = Accelerated Growth Potential

While we believe that more growth could be possible for IRG, we need to be realistic about the amount and rate at which further organic growth can occur within our key business areas. Competition is coming from the highly-consolidated grocery sector that is aggressively competing for consumers' "share of mouth". Further, the changes to the minimum wage in Ontario effective at the beginning of the year could have a negative financial impact on franchisees and limit the company's ability to grow in the Ontario market.

Given these headwinds, as well as the limited opportunities for meaningful growth that can come from synergistic and complementary acquisitions, our pace of growth as a stand-alone company may decelerate.

In contrast, a combined IRG and MTY will have the enhanced ability to face the challenges noted above and the requisite size, scale, geographic reach and balance sheet needed to succeed in an increasingly challenging operating environment, where purchasing power, synergies and acquisition capabilities matter even more.

Join the IRG Board and Major Shareholders in Supporting the Amalgamation with MTY

For all the reasons set out in the management information circular, the Board is unanimous in its support of this transaction. As set out in the section entitled "The Amalgamation - Background to the Amalgamation" of the circular, we did not reach this conclusion lightly. Over the past three plus years, as part of the Board's mandate to strengthen the business and enhance value for the company's shareholders, the Board has regularly reviewed IRG's corporate strategy and considered various strategic options and other opportunities that may be in the best interests of the company. This included extensive strategic review processes in 2014 and 2016 considering potential opportunities with strategic partners and selected private equity firms in Canada and in the United States.

Based on this in-depth work canvassing the market in recent years, the extensive negotiations with MTY to surface the greatest possible value for shareholders, and the other reasons outlined in this circular, the proposed amalgamation with MTY is the best strategic alternative available to IRG shareholders.

We encourage you to carefully read the circular, including the sections entitled “The Amalgamation - Reasons for the determinations and recommendations”, which contain a summary of the main events that led to the execution of the combination agreement and certain meetings, negotiations, discussions, suspensions, pauses and other similar actions of the parties that preceded the public announcement of the amalgamation on December 12, 2017.

In order to receive the value from the transaction with MTY, I urge you to vote FOR the Amalgamation Resolution well in advance of the voting deadline of 5:00 p.m. (Montreal Time) on February 15, 2018. Together with MTY, IRG will be best positioned to grow and create value for all shareholders.

You can vote your proxy on the dedicated voting page on our website http://www.imvescor.ca. If you require any assistance in voting your proxy please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-855-682-2023 toll-free in North America, or 416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

On behalf of the entire Board, I thank you for your support over the last few years as we worked hard to turnaround our company and surface the value of our portfolio. It is because of the outstanding efforts of our franchisees, employees and management team that we are in a position to take this next step. Today, as a shareholder, your patience is being rewarded.

Yours Truly,

(signed) François-Xavier Seigneur
François-Xavier Seigneur
Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Imvescor Restaurant Group Inc. (the "Corporation" or "IRG"):

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares (the "Shares") of the Corporation (the "Shareholders") will be held on February 19, 2018 at Hotel Ruby Foo's, 7655 Decarie Boulevard, Montreal, Quebec, H4P 2H2 at 11:00 a.m. (Montreal time) for the following purposes:

(a)

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Amalgamation Resolution"), the full text of which is set forth in Appendix A attached to the accompanying management information circular (the "Information Circular"), approving an amalgamation (the "Amalgamation") under Section 181 of the Canada Business Corporations Act (the "CBCA") involving IRG and an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY Food Group Inc. ("MTY"), as more particularly described in the Information Circular; and

(b)	transacting any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof are those which held Shares as at the close of business on January 3, 2018 (the "Record Date"). Only Shareholders whose names have been entered in the register of IRG as at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this notice of meeting is the Information Circular, a form of proxy and a letter of transmittal (the "Letter of Transmittal"). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by IRG before the Meeting or at the discretion of the Chair at the Meeting.

In order for registered Shareholders to receive the consideration that they are entitled to upon the completion of the Amalgamation, such registered Shareholders must complete and sign the Letter of Transmittal and return it, together with their Share certificate(s) and any other required documents and instruments, to the depositary named in the Letter of Transmittal, in accordance with the procedures set out in the Letter of Transmittal.

The management of IRG and its board of directors urge you to participate in the Meeting and to vote your Shares. If you cannot attend the Meeting to vote your Shares in person, please vote in one of the following four ways: (i) by appointing someone as proxy to attend the Meeting and vote your Shares for you; (ii) by completing your proxy form and returning it by mail or delivery following the instructions on your proxy; (iii) by phoning the toll-free telephone number shown on your proxy form; or (iv) by following the instructions for internet voting in the accompanying form of proxy, before 5:00 p.m. (Montreal time) on February 15, 2018 or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. If you are a non-registered Shareholder, please refer to the section in the accompanying Information Circular entitled "Information concerning the meeting and voting - Notice to non-registered Shareholders" for information on how to vote your Shares. Non-registered Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (an "Intermediary"), should carefully follow the instructions of their Intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment of the consideration for their Shares if the Amalgamation is completed.

Pursuant to and in accordance with the Amalgamation and Section 190 of the CBCA (as modified or supplemented by the amalgamation agreement (the "Amalgamation Agreement") to be entered into on the Effective Date (as defined in the combination agreement dated December 11, 2017 between IRG and MTY)), registered Shareholders have the right to dissent in respect of the Amalgamation Resolution ("Dissent Rights") and, if the Amalgamation becomes effective, to be paid the fair value of their Shares by MTY. Dissent Rights are more particularly described in the accompanying Information Circular. A registered Shareholder who wishes to exercise Dissent Rights must (i) send to IRG a written objection to the Amalgamation Resolution (the "Dissent Notice"), which Dissent Notice must be received by IRG at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5, attention: Isabelle Breton, General Counsel and Corporate Secretary, with a copy to Stikeman Elliott LLP at 1155 Rene-Levesque Blvd. West, Suite 4100, Montreal, Quebec H3B 3V2 fax 514-397-3222, attention: Mtre Pierre-Yves Leduc, before the Meeting; or (ii) provide a Dissent Notice to the chair of the Meeting at the Meeting. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA (as modified or supplemented by the Amalgamation Agreement) may result in the loss of Dissent Rights. Anyone who is a non-registered Shareholder and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the time the Dissent Notice is required to be received by IRG or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. A failure to follow the required procedures and properly exercise Dissent Rights will result in the loss of such rights.

Montreal, Quebec
January 12, 2018

BY ORDER OF THE BOARD OF DIRECTORS OF IMVESCOR RESTAURANT GROUP INC.

(signed) François-Xavier Seigneur
François-Xavier Seigneur
Chairman of the Board of Directors

INTRODUCTION	1
NOTICE TO THE SHAREHOLDERS IN THE UNITED STATES	2
CAUTION ON FORWARD-LOOKING STATEMENTS	2
NON-IFRS MEASURES	4
CERTAIN TAX MATTERS	4
CURRENCY	4
GLOSSARY	5
SUMMARY	6
THE MEETING	6
DATE, TIME AND PLACE	6
RECORD DATE	6
THE AMALGAMATION	6
THE PARTIES	7
REQUIRED SHAREHOLDER APPROVAL	8
EFFECTIVE TIME AND OUTSIDE DATE	8
SUPPORT AND VOTING AGREEMENTS	9
CONSIDERATION TO BE RECEIVED BY SHAREHOLDERS UNDER THE AMALGAMATION	9
BACKGROUND TO THE AMALGAMATION	9
DETERMINATIONS AND RECOMMENDATIONS OF THE SPECIAL COMMITTEE	9
RECOMMENDATIONS OF THE BOARD	10
REASONS FOR THE DETERMINATIONS AND RECOMMENDATIONS	10
FAIRNESS OPINION	13
INTEREST OF CERTAIN PERSONS IN THE AMALGAMATION	13
COMBINATION AGREEMENT	13
IMPLEMENTATION OF THE AMALGAMATION	14
DISSENT RIGHTS	15
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	15
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	16
LETTER OF TRANSMITTAL	16
PROCEDURE FOR THE EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS	16
STOCK EXCHANGE LISTING AND REPORTING ISSUER STATUS	17
RISK FACTORS	17
FREQUENTLY ASKED QUESTIONS	18
ABOUT THE MEETING	18
ABOUT THE AMALGAMATION	23
ABOUT THE APPROVAL OF THE AMALGAMATION	24
ABOUT THE SHARES, DIVIDENDS, OPTIONS AND DSUS	25
ABOUT TAX CONSEQUENCES TO SHAREHOLDERS	25
WHO TO CALL WITH QUESTIONS	26
INFORMATION CONCERNING THE MEETING AND VOTING	26
PURPOSE OF THE MEETING	26
DATE, TIME AND PLACE OF THE MEETING	26
SHAREHOLDERS ENTITLED TO VOTE	26
SOLICITATION OF PROXIES	26
APPOINTMENT OF PROXYHOLDERS	27
REVOCATION OF PROXIES	27
EXERCISE OF VOTING RIGHTS ATTACHED TO THE SHARES REPRESENTED BY PROXY IN FAVOUR OF MANAGEMENT	28
NOTICE TO NON-REGISTERED SHAREHOLDERS	28
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	29
VOTES REQUIRED	29

DEPOSITARY	29
OTHER BUSINESS	29
THE AMALGAMATION	30
OVERVIEW	30
BACKGROUND TO THE AMALGAMATION	30
DETERMINATIONS AND RECOMMENDATIONS OF THE SPECIAL COMMITTEE	36
RECOMMENDATIONS OF THE BOARD	37
REASONS FOR THE DETERMINATIONS AND RECOMMENDATIONS	37
FAIRNESS OPINION	40
REQUIRED SHAREHOLDER APPROVAL	41
SUPPORT AND VOTING AGREEMENTS	41
EFFECT OF THE AMALGAMATION	43
AMALGAMATION MECHANICS	44
LETTER OF TRANSMITTAL, PROCEDURE FOR EXCHANGE OF CERTIFICATES BY SHAREHOLDERS	46
EXPENSES OF THE AMALGAMATION	47
INTEREST OF CERTAIN PERSONS IN THE AMALGAMATION	48
SOURCES OF FUNDS FOR THE AMALGAMATION	51
SUMMARY OF THE COMBINATION AGREEMENT	51
EFFECTIVE DATE OF THE AMALGAMATION	51
REPRESENTATIONS AND WARRANTIES	52
REGULATORY APPROVALS	52
COVENANTS	53
CLOSING CONDITIONS	64
TERMINATION	66
TERMINATION FEES AND EXPENSES	67
AMENDMENT	68
GOVERNING LAW	69
CERTAIN LEGAL AND REGULATORY MATTERS	69
STEPS TO IMPLEMENTING THE AMALGAMATION AND TIMING	69
REQUIRED SHAREHOLDER APPROVAL	69
SECURITIES LAW MATTERS	69
REGULATORY APPROVALS	71
DISSENTING SHAREHOLDERS RIGHTS	72
SUMMARY	72
DISSENT RIGHTS UNDER THE CBCA	72
NON-REGISTERED SHAREHOLDERS	74
INFORMATION CONCERNING IRG	74
OVERVIEW	74
SUMMARY DESCRIPTION OF BUSINESS	75
DIRECTORS AND EXECUTIVE OFFICERS	75
MARKET PRICE AND TRANSACTION VOLUME	77
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	77
COMMITMENTS TO ACQUIRE SECURITIES OF THE CORPORATION	78
MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION	78
PRIOR SALES	78
DIVIDENDS	79
RISK FACTORS RELATING TO IRG	80
AUDITOR, TRANSFER AGENT AND REGISTRAR	80
INTEREST OF EXPERTS	80
ADDITIONAL INFORMATION	80

INFORMATION CONCERNING MTY	81
OVERVIEW AND SUMMARY DESCRIPTION OF BUSINESS	81
DOCUMENTS INCORPORATED BY REFERENCE	82
DESCRIPTION OF MTY SHARES AND CONSOLIDATED CAPITALIZATION	83
MARKET PRICE AND TRANSACTION VOLUME	83
PRIOR SALES	84
GRANT/ISSUANCE	84
FINANCING	84
RISK FACTORS RELATING TO MTY	85
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	85
AUDITOR, TRANSFER AGENT AND REGISTRAR	86
INTEREST OF EXPERTS	86
ADDITIONAL INFORMATION	86
INFORMATION CONCERNING THE COMBINED ENTITY	86
ANTICIPATED CORPORATE STRUCTURE	86
SUMMARY DESCRIPTION OF THE BUSINESS	86
SIGNIFICANT SHAREHOLDERS	87
SHARES TO BE ISSUED IN CONNECTION WITH THE AMALGAMATION	87
PRO FORMA FINANCIAL INFORMATION	87
RISK FACTORS	87
ELIGIBILITY FOR INVESTMENTS	87
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	88
SHAREHOLDERS RESIDENT IN CANADA	89
SHAREHOLDERS NOT RESIDENT IN CANADA	91
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	92
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE AMALGAMATION	93
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE MTY SHARES	95
RISK FACTORS	97
RISKS RELATING TO THE AMALGAMATION AND THE COMBINED ENTITY	98
RISKS RELATING TO IRG	100
RISKS RELATING TO MTY	101
APPROVAL OF CIRCULAR	102
GLOSSARY OF TERMS	103
CONSENT OF ERNST & YOUNG LLP	114
CONSENT OF STIKEMAN ELLIOTT LLP	115
APPENDIX A – AMALGAMATION RESOLUTION	A-1
APPENDIX B – FAIRNESS OPINION	B-1
APPENDIX C – SECTION 190 OF THE CBCA (DISSENT RIGHTS)	C-1
APPENDIX D – UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF MTY	D-1

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the "Information Circular") is delivered in connection with the solicitation of proxies by and on behalf of the management of Imvescor Restaurant Group Inc. (the "Corporation" or "IRG") for use at the special meeting of holders of common shares (the "Shares") of the Corporation (the "Shareholders") to be held on February 19, 2018 at Hotel Ruby Foo's, 7655 Decarie Boulevard, Montreal, Quebec, H4P 2H2 at 11:00 a.m. (Montreal time) (the "Meeting"), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the accompanying notice of special meeting (the "Notice of Meeting"). No person has been authorized to give any information or make any representation in connection with the Amalgamation or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the "Amalgamation", the "Combination Agreement" and the "Amalgamation Agreement" in this Information Circular are qualified in their entirety by reference to the complete text of the Combination Agreement or the Amalgamation Agreement, as applicable, copies of which are available on SEDAR under IRG's issuer profile at www.sedar.com. You are urged to carefully read the full text of the Combination Agreement and the Amalgamation Agreement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the section "Glossary of terms" starting on page 103 of this Information Circular. Information contained in this Information Circular is given as at January 12, 2018, unless otherwise specifically stated.

The information concerning MTY Food Group Inc. ("MTY") and the combined entity contained in this Information Circular has been provided by MTY for inclusion in this Information Circular. Although IRG has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by MTY are untrue or incomplete, IRG assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by MTY to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to IRG.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Information Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Information Circular.

Shareholders in the United States should read the section "Notice to the Shareholders in the United States" on page 2 of this Information Circular.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR.

IRG | Management Information Circular | 1

THE AMALGAMATION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE AMALGAMATION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO THE SHAREHOLDERS IN THE UNITED STATES

The offering of common shares of MTY ("MTY Shares") in connection with the Amalgamation and as contemplated by this Information Circular is being made by a Canadian issuer pursuant to a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission which permits this Information Circular to be prepared in accordance with the disclosure requirements of Canada. The Shareholders in the United States should be aware that such requirements under Canadian law are different from those of the United States. The financial statements included or incorporated by reference herein have consequently been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, which may not be comparable to the financial statements prepared by U.S. companies.

The Shareholders and prospective investors in the United States should be aware that the disposition of their Shares and the acquisition by them of MTY Shares as described herein may have tax consequences both in the United States and Canada. Such consequences for the Shareholders and prospective investors who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors and/or independent advisors, financial or otherwise. See "Certain Canadian federal income tax considerations" and "Certain U.S. federal income tax considerations" herein.

The enforcement by the Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of MTY, an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY ("MTY Subco") and the Corporation are incorporated (or will be with regards to MTY Subco) under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of MTY, MTY Subco, the Corporation and/or said persons may be located outside the United States.

A Registration Statement (the "Registration Statement") under the Securities Act, which covers the MTY Shares to be offered to the Shareholders who are residents of the United States pursuant to the Amalgamation, will be filed with the SEC on Form F-80. The Registration Statement, including exhibits, will be available to the public free of charge at the SEC's website under MTY's issuer profile at www.sec.gov. THE SHAREHOLDERS AND PROSPECTIVE INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. For more information, see "Certain legal and regulatory matters - U.S. Securities Laws matters".

THE MTY SHARES CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTION ON FORWARD-LOOKING STATEMENTS

This Information Circular contains forward-looking statements, including, but not limited to, statements relating to IRG's expectations with respect to the timing and outcome of the Amalgamation, within the

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meaning of applicable law (collectively referred to herein as "forward-looking statements"). Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the Amalgamation and other future events and conditions and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "projects", "seeks", "likely" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

Specifically, without limiting the generality of the foregoing, all statements included in this Information Circular, including the appendices and the documents incorporated by reference, that address activities, events or developments that IRG or MTY expects or anticipates will or may occur in the future, including receipt of the Required Shareholder Approval and Regulatory Approvals for the Amalgamation, information concerning IRG and MTY and their financial capacity and availability of capital, the anticipated timing for the Meeting and the anticipated Effective Date of the Amalgamation, the anticipated effects and benefits of the Amalgamation, certain strategic benefits and operational, competitive and cost synergies, including, but not limited to, statements relating to expected synergies following the completion of the Amalgamation, the treatment of Shareholders under tax laws, the ability of IRG and MTY to satisfy the conditions to complete the Amalgamation, the anticipated timing for the completion of the Amalgamation and delisting of the Shares from the TSX, the anticipated expenses of the Amalgamation and other statements that are not historical facts are forward-looking statements. These statements are based upon assumptions and are subject to certain material risks and uncertainties. In addition, the anticipated dates provided throughout this Information Circular may change for a number of reasons, such as unforeseen delays or the need for additional time to satisfy conditions for the completion of the Amalgamation.

Although IRG believes that the expectations represented in such forward-looking statements are based on reasonable assumptions, there can be no assurance that such expectations will prove to be correct. Since forward-looking statements address future events and conditions, they involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Risks and uncertainties inherent in the nature of the Amalgamation include the failure to satisfy the conditions for the completion of the Amalgamation, in a timely manner, on satisfactory terms, or at all, including that there be no Material Adverse Effect with respect to the Corporation. Failure of the Parties to otherwise satisfy the conditions to or complete the Amalgamation may result in the Amalgamation not being completed on the proposed terms, or at all. In addition, if the Amalgamation is not completed and the Corporation continues as an independent entity, there are risks that the announcement of the Amalgamation and the dedication of substantial resources of the Corporation to the completion of the Amalgamation could have an impact on the Corporation's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. Furthermore, the failure of the Corporation to comply with the terms of the Combination Agreement may, in certain circumstances, result in the Corporation being required to pay the Termination Fee or expenses thereto. For all these reasons, Shareholders should not place undue reliance on the forward-looking statements contained in this Information Circular.

Forward-looking statements contained in this Information Circular are made as at the date of this Information Circular and, other than as specifically required by law, neither the Corporation nor MTY assumes any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise. The forward-looking statements contained in this Information Circular are expressly qualified by these cautionary statements.

Shareholders are cautioned that the foregoing list of risks and uncertainties is not exhaustive of the risks and uncertainties that may affect forward-looking statements. Additional information on other risks and uncertainties that could affect the operations or financial results of the Corporation or MTY, which, in turn, could potentially impact the satisfaction of the conditions to the completion of the Amalgamation, are included in reports on file with applicable securities regulatory authorities, including, but not limited to,

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under the section “Risks and Uncertainties” of the Corporation's management's discussion and analysis for the 13 and 52 weeks ended October 29, 2017, and under the section “Risk Factors” in the Corporation's most recent annual information form, and under the section "Risks and uncertainties" of MTY's Amended and Restated Management Discussion and Analysis for the three and nine-month periods ended August 31, 2017 and the Amended and Restated Management Discussion and Analysis for the year ended November 30, 2016 available on SEDAR at www.sedar.com under MTY's issuer profile. Shareholders are also cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements contained in this Information Circular that could be impacted by those risks and uncertainties. The information contained in this Information Circular includes factors that could affect the completion of the Amalgamation. You are urged to carefully consider those factors. For a discussion regarding such risks and uncertainties, please refer to the section "Risk factors" of this Information Circular.

NON-IFRS MEASURES

The Information Circular makes reference to certain non-IFRS measures, such as EBITDA, Same Restaurant Sales and System Sales. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, as these measures are commonly used, IRG and MTY believe that their inclusion is useful to investors and they are measures that IRG and MTY use to evaluate their respective performance and financial positions. Investors are cautioned that these non-IFRS measures should not be construed as an alternative to the measures calculated in accordance with IFRS as, given their non-standardized meanings, they are unlikely to be comparable to similar measures presented by other issuers. See IRG's and MTY's respective management's discussion and analysis on SEDAR for a reconciliation of certain non-IFRS measures.

CERTAIN TAX MATTERS

Certain information concerning the income tax consequences of the Amalgamation to Shareholders is set forth under the headings "Certain Canadian federal income tax considerations" and "Certain U.S. federal income tax considerations". Shareholders should be aware that the transactions contemplated in this Information Circular may have tax consequences in Canada and/or the U.S. and/or any other jurisdiction in which a Shareholder is subject to income taxation. Such consequences may not be fully described in this Information Circular.

CURRENCY

If you are a registered Shareholder, you will receive the Cash Component per Share in Canadian dollars unless you exercise the right to elect, in your Letter of Transmittal, to receive the Cash Component per Share in respect of your Shares in U.S. dollars.

If you are a non-registered Shareholder, you will receive the Cash Component per Share in Canadian dollars unless you contact the Intermediary in whose name your Shares are registered and request that the Intermediary make an election on your behalf. If your Intermediary does not make an election on your behalf, you will receive payment of the Cash Component in Canadian dollars.

The exchange rate that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Corporation, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

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GLOSSARY

Capitalized terms used in this Information Circular have the meanings set forth in the section "Glossary of terms" starting on page 103 hereto, unless the context clearly requires otherwise.

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SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and on SEDAR under IRG's issuer profile at www.sedar.com, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the section "Glossary of terms" starting on page 103 of this Information Circular.

The Meeting

The Meeting is a special meeting of the Shareholders at which Shareholders will be voting on the Amalgamation Resolution, the full text of which is attached as Appendix A to this Information Circular. Shareholders may also be asked to consider other business that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof. See "Information concerning the meeting and voting".

Date, time and place

The Meeting will be held at Hotel Ruby Foo's, 7655 Decarie Boulevard, Montreal, Quebec, H4P 2H2, on February 19, 2018 at 11:00 a.m. (Montreal time).

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Shares as at the close of business on the record date, being January 3, 2018 (the "Record Date"). Only Shareholders whose names have been entered in the register of IRG as at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation

Pursuant to the Amalgamation, each Shareholder of IRG will be entitled to receive, on the Effective Date: (i) a number of redeemable preferred shares of Amalco equal to 20.14% of the Shares held by such Shareholder, which redeemable preferred shares will be redeemed immediately after the Amalgamation by Amalco in consideration for $4.10 per redeemable preferred share of Amalco (the "Cash Component"); and (ii) a number of common shares of MTY equal to the remainder of its Shares multiplied by 0.0785 (the "Share Component" and, collectively with the Cash Component, the "Consideration"), subject to rounding.

Under the Amalgamation, the Shareholders will receive, in the aggregate, cash in respect of approximately 20% of all of the issued and outstanding Shares and MTY Shares in respect of approximately 80% of all of the issued and outstanding Shares, for a total aggregate Consideration value of approximately $252 million in respect of all of IRG's issued and outstanding Shares based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular. The MTY Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $52.26 per MTY Share, representing the 10-day volume-weighted average price of the MTY Shares on December 8, 2017.

The Amalgamation will be implemented pursuant to the terms of the Combination Agreement and the Amalgamation Agreement. The Combination Agreement and the Amalgamation Agreement are available on SEDAR under IRG's issuer profile at www.sedar.com. See "The Amalgamation".

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The Parties

IRG

IRG, which has its head office at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5, was amalgamated under the CBCA pursuant to articles of arrangement dated October 10, 2009. IRG became the successor to PDM Royalties Income Fund (the "Fund") following the completion of the reorganization of the Fund from an income trust structure to a corporate structure by way of a court-approved plan of arrangement under the CBCA on October 10, 2009. As part of the plan of arrangement, the shareholders of Imvescor Inc., General Financial Corporation Ltd. and Delighted Guests Ltd. agreed to amalgamate the franchising and distribution businesses operated by Imvescor Inc. and its subsidiary, Imvescor Restaurants Inc., into IRG.

As a result of the plan of arrangement, holders of units of the Fund became holders of common shares of IRG. From and after the completion of the plan of arrangement, IRG has carried on the entire business previously carried on by the Fund, Imvescor Inc. and Imvescor Restaurants Inc., and the Fund was wound-up effective October 10, 2009.

On March 10, 2016, at the 2015 annual general and special meeting of the shareholders of IRG, the shareholders of IRG approved a special resolution approving the amendment of the articles of IRG to change the province in Canada where IRG's registered office is to be situated from New Brunswick to Quebec. IRG's head and registered office was thereafter moved from 774, Main Street, Suite 400, Moncton, Province of New Brunswick, E1C 9Y3 to 8250 Decarie Blvd, Suite 310, Montreal, Province of Quebec, H4P 2P5.

IRG is primarily engaged in the business of franchising and developing a system of distinctive family/mid-scale dining, casual-dining and take-out and delivery restaurants serving high quality food. IRG's restaurants operate under the Pizza Delight®, Toujours Mikes, Scores®, Bâton Rouge® and Ben & Florentine® brands. IRG conducts business through one operating segment, Franchising, which consists primarily of franchised restaurants and company-owned restaurants, including both take-out and sit-down restaurants licensed to serve alcohol, and also includes licensed retail products manufactured and sold by third parties under licence under the Pizza Delight®, Toujours Mikes, Scores® and Bâton Rouge® brands. Company-owned restaurants are generally former franchised restaurants that are owned and operated by IRG. Such restaurants were typically acquired by IRG to be resold to franchisees or with the intent of using them for testing new concepts and menu items. IRG's network of restaurants are easily identified by the Pizza Delight®, Toujours Mikes, Scores®, Bâton Rouge® and Ben & Florentine® banners and have established a high recognition throughout the communities they each respectively serve.

The common shares of IRG are listed for trading on the TSX and are identified by the symbol "IRG". See "Information concerning IRG".

MTY

MTY, which has its registered and head office at 8150 Autoroute Transcanadienne, Suite 200, Ville Saint-Laurent, Quebec H4S 1M5 is a corporation created in 1986 and continued and existing under the CBCA.

MTY is among North America's leading franchisors of the restaurant industry. Its activities mainly consist of franchising multiple concepts in the quick-service restaurant and casual dining segments of the restaurant industry. Its multi-concept model allows MTY to position itself across a broad range of demographic, economic and geographic sectors. MTY operates two main geographical segments; the Canadian operations and the USA & International operations. In both cases, the operations mainly consist of franchising in the quick-service and casual dining segments of the restaurant industry. As such, the main revenue streams for both segments are royalties, franchise, rent revenues and transfer fees and

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other franchising revenues. MTY also operates some corporate restaurants - as at November 30, 2017, it had 31 corporate outlets in Canada and 51 in the United States.

The common shares of MTY are listed for trading on the TSX and are identified by the symbol "MTY". See "Information concerning MTY".

The combined entity

Upon completion of the Amalgamation, MTY as the combined entity will continue to be a corporation governed by the CBCA. At the Effective Time, Amalco will become a direct or indirect wholly-owned subsidiary of MTY. MTY's existing activities will be combined with those of IRG. The combination of the two companies will create a franchising leader, with approximately $2.9 billion in System Sales, with IRG's complementary activities broadening MTY's presence in the family and casual dining segments of the restaurant industry.

The unaudited pro forma condensed consolidated financial statements of MTY that give effect to the Amalgamation are set forth in Appendix D to this Information Circular.

See "Information concerning the Combined Entity".

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Amalgamation Resolution. The approval of the Amalgamation Resolution will require the affirmative vote of at least two-thirds of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting. See "The Amalgamation - Required Shareholder Approval".

Effective Time and Outside Date

Pursuant to Section 186 of the CBCA, the Certificate of Amalgamation attests the consummation of the Amalgamation as of the date shown on the Certificate of Amalgamation. As of the Effective Time, (i) the amalgamation of IRG and MTY Subco and their continuance as Amalco will become effective; (ii) the property of each of IRG and MTY Subco will continue to be the property of the Amalco; (iii) Amalco will continue to be liable for the obligations of each of IRG and MTY Subco; (iv) an existing cause of action, claim or liability to prosecution will be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against IRG or MTY Subco may be continued to be prosecuted by or against Amalco; (vi) a conviction against, or ruling, order or judgment in favour of or against, IRG or MTY Subco may be enforced by or against Amalco; and (vii) the Articles of Amalgamation will be deemed to be the articles of incorporation of Amalco and the Certificate of Amalgamation will be deemed to be the certificate of incorporation of Amalco.

As provided under the Combination Agreement, the Corporation will file the Articles of Amalgamation as soon as reasonably practicable and in any event within five Business Days after the satisfaction or waiver (if permitted) of the conditions to the completion of the Amalgamation, unless otherwise agreed in writing by IRG and MTY.

It is currently anticipated that the Effective Date will occur in the first half of calendar year 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including without limitation a delay in obtaining the Regulatory Approvals. The Amalgamation must be completed on or prior to the Outside Date, which is March 30, 2018. However, that date can be extended pursuant to the Combination Agreement or by mutual agreement of the Parties. See "Summary of the Combination Agreement - Effective Date of the Amalgamation".

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Support and Voting Agreements

Mawer Investment Management Ltd. and Camac Partners LLC (together, the "Supporting Shareholders") have entered into support and voting agreements (the "Supporting Shareholder Voting and Support Agreements") pursuant to which they have agreed, inter alia, until the earlier of the date on which (i) the Combination Agreement is terminated in accordance with its terms, or (ii) the terms of the Amalgamation or Combination Agreement are amended in any manner adverse to such Supporting Shareholders, to vote all of their Shares in favour of the Amalgamation Resolution and against any proposed action or agreement which could impede the Amalgamation. In addition, all the directors and executive officers of IRG have entered into support and voting agreements pursuant to which they have agreed, inter alia, until the earlier of the date on which (a) the Combination Agreement is terminated in accordance with its terms, or (b) the terms of the Amalgamation or Combination Agreement are amended in any manner materially adverse to such directors and officers, to vote all of their Shares in favour of the Amalgamation Resolution. Consequently, Shareholders beneficially owning approximately [11,021,405] Shares, representing together approximately [18.21]% of the aggregate voting rights attached to the outstanding Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution. The support and voting agreements are described in more detail under "The Amalgamation - Support and Voting Agreements".

Consideration to be received by Shareholders under the Amalgamation

Pursuant to the Amalgamation, each Shareholder of IRG will be entitled to receive, on the Effective Date: (i) a number of redeemable preferred shares of Amalco equal to 20.14% of the Shares held by such Shareholder, which redeemable preferred shares will be redeemed immediately after the Amalgamation by Amalco in consideration for $4.10 per redeemable preferred share of Amalco; and (ii) a number of common shares of MTY equal to the remainder of its Shares multiplied by 0.0785, subject to rounding.

Under the Amalgamation, the Shareholders will receive, in the aggregate, cash in respect of approximately 20% of all of the issued and outstanding Shares and MTY Shares in respect of approximately 80% of all of the issued and outstanding Shares, for a total aggregate Consideration value of approximately $252 million in respect of all of IRG's issued and outstanding Shares based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular. The MTY Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $52.26 per MTY Share, representing the 10-day volume-weighted average price of the MTY Shares on December 8, 2017.

For more information, see "The Amalgamation - Effect of the Amalgamation".

Background to the Amalgamation

The Combination Agreement and the other definitive transaction documents were finalized and executed by the parties thereto in the evening of December 11, 2017, and IRG and MTY issued a mutual press release on December 12, 2017 publicly announcing the execution of the Combination Agreement and ancillary documents thereto prior to the opening of the markets.

A summary of the main events that led to the execution of the Combination Agreement and certain meetings, negotiations, discussions, suspensions, pauses and other similar actions of the Parties that preceded the public announcement of the Amalgamation on December 12, 2017 is provided in "The Amalgamation - Background to the Amalgamation" and "The Amalgamation - Reasons for the determinations and recommendations".

Determinations and recommendations of the Special Committee

On December 11, 2017, the Special Committee received the Fairness Opinion and, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the

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Shareholders vote in favour of the Amalgamation Resolution. See "The Amalgamation - Reasons for the determinations and recommendations".

Recommendations of the Board

The Board has received the Fairness Opinion and has unanimously, after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of the Corporation and is fair to the Shareholders, and the Board unanimously recommends that the Shareholders vote FOR the Amalgamation Resolution. See "The Amalgamation - Recommendations of the Board" and "The Amalgamation - Reasons for the determinations and recommendations".

Reasons for the determinations and recommendations

To arrive at their determinations and formulate their recommendations, the Board and the Special Committee took into account numerous factors favourable to the Amalgamation including, among others, the following:

  the Board and Special Committee concluded, after a thorough review and after receiving financial advice, that the value offered to Shareholders under the Amalgamation, including through the Share Component that will enable the Shareholders to participate in a leading restaurant franchising business platform, is more favourable to Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to the Corporation, including, among others:

  remaining a publicly-traded company and continuing to pursue the Corporation's strategic plan on a stand-alone basis; or

  exploring the possibility of other strategic transactions such as collaborations with other industry participations, strategic acquisitions or divestitures;

in each case, taking into consideration, among other things:

  the potential benefits, risks and uncertainties associated with the other alternatives, each within a reasonable timeframe comparable to that in which the Amalgamation is expected to be completed;

  the Corporation's current and historical financial condition, results of operations and competitive positioning and the likelihood of near or medium-term meaningful Share price appreciation;

  the risks associated with the business, operations, assets, performance and financial condition of the Corporation if it pursues its business plan, including, without limiting the generality of the foregoing, the evolving competitive environment in the Corporation's key business areas and the execution risk of its business plan; and

  management's financial projections and historical achievement of targets;

  the Board and the Special Committee believe that the combination of IRG with MTY represents an excellent strategic fit and that the combined entity will have the requisite size and scale needed to succeed in an increasingly challenging operating environment. The Board and the Special Committee expect that the combined entity will deliver synergies. Shareholders will have the opportunity to participate in these benefits and any future increase in value of the combined entity through the Share Component of the Consideration;

  the Amalgamation follows the implementation of two separate and extensive review processes conducted by the Corporation in 2014 and 2016, respectively, under the supervision of the Board

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  and the special committees it had created in connection therewith and with the assistance of financial and legal advisors. Pursuant to such review processes, a broad range of alternatives were considered to strengthen the business of the Corporation and enhance value for its stakeholders. Given the outcome of these review processes and of the negotiations subsequent to the Corporation's announcement on October 27, 2017 that it had received a preliminary non-binding indication of interest from an undisclosed third party, the Board and the Special Committee concluded that no alternative transaction was available at a superior value and that the Amalgamation represented the best alternative currently available to Shareholders;

  the opinion issued by EY pursuant to which, as at the date of such opinion in light of and subject to the analyses, hypotheses, restrictions, reservations and other elements set forth therein as well as the scope of the analysis performed, the Consideration that will be received by the Shareholders under the Amalgamation is fair, from a financial point of view, to those Shareholders;

  the trading price of the Shares prior to IRG's press release of October 27, 2017 represented, based on numerous valuation approaches, a full valuation of its assets and perspective in comparison to a number of IRG's competitors;

  the fact that over the course of the five-year period preceding October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party), the closing price of the Shares had not exceeded $3.90 per Share;

  the Consideration to be received by the Shareholders represented a premium of 13.3% to the unaffected 10-day volume-weighted average price on October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party) on the date of the announcement of the transaction (based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular, the Consideration represents $4.16 per IRG share, a premium of 15.6% to the same unaffected share price);

  the Consideration offered under the transaction reflects one of the highest business valuation EBITDA multiples on a trailing twelve months basis identified in comparable transactions of businesses operating in the quick-service restaurant and casual dining segments of the restaurant industry;

  the fact that the holders of Shares will receive the Cash Component providing immediate liquidity, and the Share Component carrying the right to participate in the ownership of a corporation that will be a leading restaurant franchising business platform in a good position to generate future growth and face industry pressures;

  the fact that the Board may make a Change in Recommendation and/or pursue a superior proposal to comply with its fiduciary duties, subject to certain conditions;

  the fact that the terms and conditions of the Combination Agreement, including the representations and warranties, covenants regarding operations and conditions for completing the Amalgamation, are reasonable;

  the fact that Shareholders, including directors and executive officers of the Corporation, beneficially owning approximately 11,021,405 Shares, representing together approximately 18.21% of the aggregate voting rights attached to the outstanding Shares, have entered into support and voting agreements pursuant to which they have agreed to vote all of their Shares in favour of the transaction at the Meeting;

  the low level of execution risk associated with the regulatory aspects of the Amalgamation, given the complementary nature of MTY and IRG's activities and MTY's obligation to use commercially reasonable efforts to obtain Regulatory Approvals;

  the fact that MTY has undertaken, pursuant to the Combination Agreement, to: (i) provide employees of IRG with compensation that is no less favourable in the aggregate to that provided

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  to such employees immediately prior to the Effective Time unless their employment is terminated; (ii) appoint one representative of the Corporation to sit on the board of directors of MTY upon closing of the Amalgamation;

  the fact that upon the completion of the Amalgamation, the combined entity will have a broader shareholder base with increased market liquidity and a larger public float than IRG;

  the fact that, during the period between the announcement of the Amalgamation and its closing and based on the Corporation's current policy, the Corporation will be able to, based on its current policy, pay the dividend declared on December 19, 2017 and such other dividends expressly authorized by MTY (see "Information concerning IRG - Dividends");

  the fact that registered Shareholders holding Shares as of the Record Date will have the right to require a judicial appraisal of their Shares and obtain "fair value" pursuant to the proper exercise of Dissent Rights (see "Dissenting Shareholders rights"); and

  the fact that the benefits offered to the participants of the Corporation's incentive plans adequately protect the interests of such persons and of the Corporation.

In making their determinations and recommendations, the Board and the Special Committee also observed that a number of procedural safeguards were and are present to permit the Board and the Special Committee to represent effectively the interests of IRG, the Shareholders and IRG's other stakeholders, including, among others:

  the negotiation process was conducted under the oversight of the Special Committee, which was comprised solely of directors who are independent of management and IRG;

  the Special Committee met formally on numerous occasions without the presence of management and its legal and financial advisors, and the members of the Special Committee had additional informal conferences among themselves and with the Special Committee's advisors;

  the Combination Agreement does not preclude a third party from making a proposal for an alternative transaction and that, under certain circumstances set forth in the Combination Agreement, IRG may provide information to, and negotiate with, such a third party and the Board may, subject to MTY's right to match, approve a Superior Proposal and terminate the Combination Agreement in certain circumstances;

  the amount of the Termination Fee, being $8.0 million, is reasonable in the circumstances; and

  the requirement that the Amalgamation will have to be approved by at least 662/3% of the holders of Shares, represented in person or by proxy at the Meeting and entitled to vote.

The Board and the Special Committee also examined and took into consideration a range of risks and other factors that could adversely affect the Amalgamation, including the following:

  the Exchange Ratio is fixed and will not be adjusted to reflect any fluctuations in the price of the MTY Shares or the Shares prior to the Effective Time;

  the risks to IRG if the Amalgamation is not completed in a timely manner or at all, including the costs incurred in pursuing the Amalgamation, the potential requirement to pay the Termination Fee to, or reimburse expenses of, MTY in certain circumstances, the diversion of management resources away from the conduct of IRG's business and the resulting uncertainty which might result in IRG's business partners or other counterparties delaying or deferring decisions concerning, or evaluating their relationships with, IRG;

  the Combination Agreement prohibits the Corporation from soliciting third parties and the Corporation may be required to pay MTY the Termination Fee or reimburse expenses of MTY in certain circumstances if the Combination Agreement is terminated;

  the risks associated with providing confidential information regarding IRG to MTY in the event that the Amalgamation cannot be completed;

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  the restrictions imposed pursuant to the Combination Agreement on the conduct of IRG's business during the period between the execution of the Combination Agreement and the consummation of the Amalgamation;

  the conditions to MTY's obligation to complete the Amalgamation and the possibility for MTY to terminate the Combination Agreement under certain limited circumstances; and

  other risks associated with the Amalgamation and the business of IRG, MTY and the combined entity described under "Risk factors - Risks Relating to the Amalgamation and the combined entity", "Risk factors - Risks Relating to IRG" and "Risk factors - Risks Relating to MTY".

See "The Amalgamation - Reasons for the determinations and recommendations".

Fairness Opinion

In deciding to approve the Amalgamation, the Special Committee considered, among other things, the Fairness Opinion, and the Board considered, among other things, the Fairness Opinion and the unanimous recommendation of the Special Committee.

The Fairness Opinion established that, as at the date of such opinion and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set forth therein, the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders. See "The Amalgamation - Fairness Opinion".

Interest of certain Persons in the Amalgamation

In considering the recommendations of the Board with respect to the Amalgamation, Shareholders should be aware that directors and executive officers of IRG have certain interests in connection with the Amalgamation that may be in addition to, or separate from, those of Shareholders generally in connection with the Amalgamation. The Board is aware of these interests and considered them along with other matters described herein. See "The Amalgamation - Interest of certain persons in the Amalgamation".

Combination Agreement

The following is a summary of certain material terms of the Combination Agreement and is qualified in its entirety by the full text of the Combination Agreement which is available on SEDAR under IRG's issuer profile at www.sedar.com. See "Summary of the Combination Agreement" of this Information Circular for a more detailed summary of the Combination Agreement.

Covenants, representations and warranties

The Combination Agreement contains customary covenants, representations and warranties for an agreement of this nature. A summary of the covenants, representations and warranties is provided in the main body of this Information Circular under "Summary of the Combination Agreement - Covenants" and "Summary of the Combination Agreement - Representations and warranties".

Non-solicitation covenants

IRG is subject to restrictions on its ability to solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate an Acquisition Proposal. However, IRG and its Representatives may, prior to the receipt of the Required Shareholder Approval, engage in or participate in discussions or negotiations with third parties that submit a written Acquisition Proposal that the Board has determined, in good faith, after consultation with its financial advisors and its outside legal counsel, constitutes or could reasonably be expected to constitute a Superior Proposal. In addition, if IRG receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation by Shareholders, the Board may, subject to compliance with certain terms of the Combination Agreement, change its

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recommendation and authorize IRG to terminate the Combination Agreement in order to enter into a definitive agreement with respect to such Superior Proposal.

Termination and Termination Fees

In certain circumstances following the termination of the Combination Agreement, IRG may be obligated to pay an $8 million termination fee to MTY (the "Termination Fee") (which amount, if paid, is agreed to be the sole remedy of MTY).

In the event that the Combination Agreement is terminated (i) by MTY as a result of (a) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of IRG (provided that MTY is not otherwise in default of its obligations under the Combination Agreement); or (b) a Change in Recommendation, except for a Change in Recommendation in connection with a Material Adverse Effect with respect to MTY; (ii) by IRG in order to enter into a definitive agreement in respect of a Superior Proposal; or (iii) by either IRG or MTY as a result of (a) the occurrence of the Outside Date; or (b) the failure to obtain the Required Shareholder Approval, IRG may be obligated to pay the Termination Fee to MTY, provided, in the case of the foregoing (i)(a) or (iii), that prior to such termination an Acquisition Proposal must have been made or publicly announced by any third party and that any Acquisition Proposal is consummated or an agreement in respect of an Acquisition Proposal is entered into within a period of 12 months from the date of exercise of such termination. See "Summary of the Combination Agreement - Termination fees and expenses".

In addition, in the event that the Combination Agreement is terminated by either IRG or MTY because of a breach by the other Party of its representations, warranties or covenants in the Combination Agreement, IRG or MTY, as applicable, will be obligated to pay the other Party up to $750,000 to reimburse expenses. See "Summary of the Combination Agreement - Termination fees and expenses".

Subject to certain limitations, each party may also terminate the Combination Agreement if the Amalgamation is not consummated by the Outside Date, which date can be extended in certain circumstances. See "Summary of the Combination Agreement - Termination".

Implementation of the Amalgamation

The Amalgamation will be implemented by way of an amalgamation under Section 181 of the CBCA and pursuant to the terms of the Combination Agreement and the Amalgamation Agreement. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Regulatory Approvals must be obtained;

(c)	all conditions precedent to the Amalgamation, as set forth in the Combination Agreement, must be satisfied or waived (if permitted) by the appropriate Party; and

(d)

the Articles of Amalgamation, prepared in the form prescribed by the CBCA and signed by an authorized director or officer of the Corporation, must be filed with the Director, and a Certificate of Amalgamation must be issued related thereto.

If all conditions to the implementation of the Amalgamation have been satisfied or waived (if permitted), the steps, qualified in their entirety by the full text of the Amalgamation Agreement which is available on SEDAR under IRG's issuer profile at www.sedar.com, described in the subsections "The Amalgamation -Amalgamation mechanics" and "The Amalgamation - Steps to implementing the Amalgamation and timing", will occur at the Effective Time, unless otherwise provided in such subsections.

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Sources of funds for the Amalgamation

To finance the Cash Component, MTY will borrow funds from its existing line of credit, which is fully committed by a syndicate of lenders led by a Canadian chartered bank. The facility consists of a $305 million revolving credit facility, of which $210.5 million was drawn as of the date of this Information Circular. A $75 million accordion feature is also available to MTY. MTY may also undertake alternative permanent financing to finance the transaction. See "The Amalgamation - Sources of funds for the Amalgamation".

Dissent Rights

Pursuant to and in accordance with the Amalgamation and the provisions of Section 190 of the CBCA (as modified or supplemented by Amalgamation Agreement), registered Shareholders have the right to dissent in respect of the Amalgamation Resolution ("Dissent Rights") and, if the Amalgamation becomes effective, to be paid the fair value of their Shares by MTY. Dissent Rights are more particularly described in this Information Circular in the section "Dissenting Shareholders rights".

A registered Shareholder who wishes to exercise Dissent Rights must (i) send to IRG a written notice (the "Dissent Notice"), which Dissent Notice must be received by IRG at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5, attention: Isabelle Breton, General Counsel and Corporate Secretary, with a copy to Stikeman Elliott LLP at 1155 Rene-Levesque Blvd. West, Suite 4100, Montreal, Quebec H3B 3V2 fax 514-397-3222, attention: Mtre Pierre-Yves Leduc, before the Meeting; or (ii) provide a Dissent Notice to the chair of the Meeting at the Meeting. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA (as modified or supplemented by the Amalgamation Agreement) may result in the loss of Dissent Rights. Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the time the Dissent Notice is required to be received by IRG or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder. A failure to follow the required procedures and properly exercise Dissent Rights will result in the loss of such rights. See "Dissenting Shareholders rights".

Certain Canadian federal income tax considerations

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Shareholders with respect to the Amalgamation. The comments below, which are generally applicable to Shareholders who are resident in Canada for purposes of the Tax Act, are qualified in their entirety by reference to such summary. See "Certain Canadian federal income tax considerations".

The Amalgamation contemplates that a Shareholder will receive, in consideration for all of its Shares, (i) the Cash Component; and (ii) the Share Component, subject to rounding as further described in the Information Circular.

A Shareholder will generally realize a capital gain (or capital loss) in respect of the Cash Component received pursuant to the Amalgamation; and

A Shareholder will generally be entitled to an automatic tax deferral provided for in the Tax Act in respect of the Share Component received pursuant to the Amalgamation.

For a more detailed discussion of the Canadian federal income tax consequences of the Amalgamation, please see the discussion under the heading "Certain Canadian federal income tax considerations".

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Tax matters are very complicated, and the tax consequences of the Amalgamation to a particular Shareholder will depend in part on such Shareholder's circumstances. Accordingly, Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Amalgamation to them, including the applicability of federal, provincial, local and non-Canadian income and other tax laws.

See "Certain Canadian federal income tax considerations"

Certain U.S. federal income tax considerations

The Information Circular contains a summary of the principal U.S. federal income tax consequences relevant to U.S. with respect to the Amalgamation and the comments below are qualified in their entirety by reference to such summary under the heading "Certain U.S. federal income tax considerations".

Under the Amalgamation, the Shareholders will receive, in the aggregate, cash in respect of approximately 20% of all of the issued and outstanding Shares and MTY Shares in respect of approximately 80% of all of the issued and outstanding Shares. Whether the Amalgamation qualifies as a reorganization under Section 368(a) of the Code or a fully taxable transaction will depend on compliance with numerous technical requirements under the Code, not all of which can be finally determined at this time, including the value of the MTY Common Stock received by the Shareholders of IRG. The final measurement of this test depends on facts and circumstances that cannot yet be determined. For a more detailed discussion of the U.S. federal income tax consequences of the Amalgamation, please see the discussion under the heading “Certain U.S. federal income tax considerations”.

Tax matters are very complicated, and the tax consequences of the Amalgamation to a particular Shareholder will depend in part on such Shareholder's circumstances. Accordingly, Shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of the Amalgamation to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax laws.

Letter of Transmittal

A letter of transmittal (the "Letter of Transmittal") has been mailed, together with this Information Circular, to each registered Shareholder on the Record Date. Each registered Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Share certificate(s) to obtain the Consideration that such registered Shareholder is entitled to receive under the Amalgamation. It is recommended that Shareholders complete, sign and return the Letter of Transmittal with accompanying Share certificate(s), if any, to Computershare Trust Company of Canada (the "Depositary") as soon as possible, and in accordance with the procedures set out in the Letter of Transmittal. The Letter of Transmittal is also available on IRG's website at http://www.imvescor.ca/investor-relations/ and on SEDAR under IRG's issuer profile at www.sedar.com.

Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Shareholder except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by IRG and MTY that the Combination Agreement has been terminated. If a Letter of Transmittal is automatically revoked, the certificate(s) for the Shares received with the Letter of Transmittal will be promptly returned to the Shareholder submitting same to the address specified in the Letter of Transmittal. See "The Amalgamation - Letter of Transmittal, procedure for exchange of certificates by Shareholders".

Procedure for the exchange of Share certificates by Shareholders

Shareholders will be required to return the duly completed Letter of Transmittal in order to receive the Consideration (after deducting any withholding tax, if applicable) to which they are entitled under the Amalgamation. The details of the procedures for the deposit of Share certificates representing the Shares

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and the delivery by the Depositary of the MTY Shares and payment by the Depositary of the Cash Component are set out in the Letter of Transmittal accompanying this Information Circular.

Shareholders whose Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering Share certificates representing those Shares.

See "The Amalgamation - Letter of Transmittal, procedure for exchange of certificates by Shareholders".

Stock exchange listing and reporting issuer status

If the Amalgamation is completed, it is expected that the Shares will be delisted from the TSX. MTY also intends that following the completion of the Amalgamation, IRG will cease to be a reporting issuer under the Securities Laws of each of the provinces and territories under which it is currently a reporting issuer. See "Certain legal and regulatory matters - Securities Law matters".

Risk Factors

The risk factors described under the heading "Risk factors" should be carefully considered by Shareholders in evaluating whether to approve the Amalgamation Resolution.

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FREQUENTLY ASKED QUESTIONS

This Information Circular contains important information about the Amalgamation, the Combination Agreement, the Meeting and how to vote at the Meeting. The following section provides answers to certain anticipated questions about the Amalgamation and the Meeting. Please note that this section may not address all issues that may be important to you. Accordingly, you should carefully read this entire Information Circular, including the Appendices.

About the Meeting

Why did I receive this package of information?

MTY has agreed to acquire all of the issued and outstanding Shares pursuant to a Combination Agreement and an Amalgamation Agreement under the CBCA. The Amalgamation is subject to, among other things, obtaining the Required Shareholder Approval and Regulatory Approvals. As a Shareholder as at the close of business on January 3, 2018, you are entitled to receive notice of and vote at the Meeting. Management of IRG is soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Who is soliciting my proxy?

Your proxy is being solicited by the management of IRG. MTY may also assist with the solicitation of proxies and the Corporation has retained the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting. If you have any questions or require any assistance with completing your proxy, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-855-682-2023 toll-free in North America, or 416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

When and where is the Meeting?

The Meeting will be held on February 19, 2018 at 11:00 a.m. (Montreal time) at Hotel Ruby Foo's, 7655 Decarie Boulevard, Montreal, Quebec, H4P 2H2.

What am I being asked to vote on?

You will be voting on the Amalgamation Resolution and on any other business that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

What are the voting requirements?

The Amalgamation Resolution must be approved by at least two-thirds of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting. See "The Amalgamation - Required Shareholder Approval".

Who is entitled to vote on the Amalgamation Resolution and how will the votes be counted?

Shareholders who own Shares as at the close of business on January 3, 2018, may vote on the Amalgamation Resolution. Only registered Shareholders or duly appointed proxyholders are entitled to vote in person at the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Shares are voted at the Meeting. See "Information concerning the meeting and voting - Notice to non-registered Shareholders".

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As at January 3, 2018, the number of issued and outstanding Shares stood at 60,538,834. Each Share confers the right to one (1) vote and entitles the holder thereof to one (1) vote per share at the Meeting.

What is the quorum for the Meeting?

There will be a quorum if one or more holders of not less than twenty-five percent (25%) of the outstanding shares of the Corporation carrying voting rights at the Meeting are present in person or represented by proxy or by an authorized representative.

Does the Board support the Amalgamation?

Yes. Having undertaken a thorough review of, and carefully considered, information concerning IRG, MTY, the combined entity, the Amalgamation, the Fairness Opinion and the unanimous recommendation of the Special Committee (which has reviewed and considered the Fairness Opinion), the Board has unanimously determined, after receiving legal and financial advice, that the Amalgamation is in the best interests of IRG and is fair to the Shareholders. After careful consideration, the Board unanimously recommends that the Shareholders vote FOR the Amalgamation Resolution at the Meeting.

See "The Amalgamation - Recommendations of the Board".

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if your Shares are registered in your name. You are a non-registered Shareholder if your Shares are not registered in your name but are held in the name of an Intermediary, such as a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or in the name of a clearing agency of which the Intermediary is a participant.

The materials relating to the Meeting will be delivered through the Intermediaries of non-registered Shareholders in accordance with the arrangements between the Intermediary and the non-registered Shareholders. IRG will pay customary fees in this regard.

How do I vote?

Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a Share certificate.

VOTING OPTIONS

In person at the Meeting	By telephone
By proxy	By Internet

VOTING FOR REGISTERED SHAREHOLDERS

As a registered Shareholder, you can vote your Shares in the following ways:

Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form and follow the instructions on screen.

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Phone	1-866-732-VOTE (8683) (toll-free in North America) and enter the 15-digit control number printed on the form. Follow the interactive voice recording instructions to submit your vote.

In Person	Attend the meeting and register with the transfer agent, Computershare Trust Company of Canada, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the meeting.

Mail	Enter voting instructions, sign the enclosed form of proxy and send your completed form of proxy to:

Computershare Trust Company of Canada
Attention: Proxy Department
100 University Avenue, Toronto, ON
M5J 2Y1

Questions	Please call Kingsdale Advisors by telephone at 1-855-682-2023 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com.

Non-Registered (Beneficial) Shareholders

Only Shareholders who are registered Shareholders or duly appointed individuals named in the applicable voting instruction form are permitted to vote at the Meeting. Most Shareholders beneficially own Shares not registered in their names but instead registered in the name of an Intermediary, such as a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, or in the name of a depositary such as CDS Clearing and Depository Services Inc. in which the Intermediary is a participant.

As a Shareholder that is a Canadian "Non-Objecting Beneficial Owner" (CDN NOBO) or a Canadian "Objecting Beneficial Owner" (CDN OBO), you can vote your shares in the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the front of your voting instruction form and follow the instructions on screen.

Phone	Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

Enter the 16-digit control number printed on the front of your voting instruction form and follow the instructions to submit your vote.

Fax	(905) 507-7793 (English) or (514) 281-8911 (French) 1-866-623-5305 (toll-free within North America).

Questions	Contact Kingsdale Advisors by telephone at 1-855-682-2023 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com.

As a Shareholder that is a US "Beneficial Owner" (US Non-Objecting Beneficial Owners (US NOBO) or a US Objecting Beneficial Owner (US OBO)), you can vote your shares in the following ways:

Internet	Go to www.proxyvote.com. Enter the control number printed on the voting instruction form and follow the instructions on screen.

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Phone	Call 1-800-454-8683 Enter the control number printed on the front of your voting instruction form and follow the instructions to submit your vote.

Questions	Contact Kingsdale Advisors by telephone at 1-855-682-2023 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com.

The Corporation may use Broadridge's QuickVote™ service to assist beneficial Shareholders with voting their Shares. Beneficial Shareholders may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Shares to be represented at the Meeting.

A non-registered Shareholder may revoke a voting instruction by following the instructions provided by the Intermediary or otherwise contacting the individual who serves the non-registered Shareholder's account. A non-registered Shareholder must take such steps sufficiently in advance of the date of the Meeting for the Intermediary to act on such revocation. Note that any new voting instruction must be provided to the Intermediary in sufficient time to enable the Intermediary to provide the new vote to Computershare Trust Company of Canada.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

The persons designated in the form of proxy or voting instruction form to represent, as proxyholders, the Shareholders at the Meeting are Mr. François-Xavier Seigneur (Chairman of the Board) or, failing him, Mr. Frank Hennessey (Chief Executive Officer and director) or, failing him, Mr. Gary O'Connor (director). You can use the enclosed form of proxy (or voting instruction form sent by your Intermediary, if you are a non-registered Shareholder), or any other proper form of proxy, to appoint your proxyholder. Each Shareholder has the right to appoint a person or company, who need not be a Shareholder, to attend and act on his, her or its behalf at the Meeting other than the person designated in the enclosed form of proxy. Such right may be exercised by inserting in the appropriate space on the form of proxy or voting instruction form the person or company to be appointed or by completing another form of proxy. If you appoint a non-management proxyholder, please make sure they are aware and ensure they will attend the Meeting for your vote to count.

How will my Shares be voted if I vote by proxy?

On the form of proxy or voting instruction form, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular issue (by marking "FOR" or "AGAINST"), then your proxyholder must vote your Shares accordingly.

If you have appointed the persons designated in the form of proxy (or voting instruction form sent by your Intermediary, if you are a non-registered Shareholder) as your proxyholders and you have not provided them with instructions, they will vote your Shares FOR the Amalgamation Resolution.

Is there a deadline for my proxy to be received?

Yes. Whether or not you are able to attend the Meeting in person, you are urged to complete, sign, date and return the form of proxy (or voting instruction form) so that your Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your voting instructions. Your votes must be received by IRG's transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Montreal Time) on February 15, 2018, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed, at Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-888-249-7775 or 416-263-9524. The deadline for deposit of proxies may be

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waived or extended by the Chair of the Meeting at his or her discretion, without notice. Please see "Frequently asked questions - How do I vote?" for more information.

What if there are amendments or if other matters are brought before the Meeting?

Your voting instructions provided by proxy (or voting instruction form if you are a non-registered Shareholder) give the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As at January 12, 2018, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the form of proxy (or voting instruction form if you are a non-registered Shareholder) will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind?

If you are a registered Shareholder, you can revoke your proxy at any time before it is acted upon. In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy by instrument in writing executed by you or your authorized attorney or, if the Shareholder is a corporation, under its corporate seal or by an authorized officer or attorney thereof, and deposited at the Corporation's registered office at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5, attention: Isabelle Breton, General Counsel and Corporate Secretary, at any time so that it arrives no later than 5:00 p.m., Montreal Time, on February 15, 2018, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. If you are a registered Shareholder, you may also revoke your proxy and vote in person at the Meeting or any adjournment(s) or postponement(s) thereof, by delivering a form of revocation of proxy to the Chair of the Meeting before the vote for which the proxy is to be used is taken.

If you are non-registered Shareholder, you may revoke your proxy or voting instructions by following the instructions provided to you by your Intermediary or otherwise contacting the individual who serves your account. You must take such steps sufficiently in advance of the date of the Meeting for your Intermediary to act on such revocation. Note that any new voting instruction must be provided to your Intermediary in sufficient time to enable your Intermediary to provide your new vote to Computershare Trust Company of Canada, no later than 5:00 p.m., Montreal Time, on February 15, 2018, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed.

How are proxies solicited?

Your proxy is being solicited by the management of IRG. Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of IRG. The Corporation has also retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to assist it in communicating to Shareholders in respect of the Amalgamation. If you have any questions or require any assistance with completing your proxy, please contact Kingsdale Advisors, either (i) by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; (ii) by toll-free telephone in North America at 1-855-682-2023 or call collect outside North America at 416-867-2272; or (iii) by email at contactus@kingsdaleadvisors.com.

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Am I entitled to Dissent Rights?

Pursuant to and in accordance with the Amalgamation and the provisions of Section 190 of the CBCA (as modified or supplemented by Amalgamation Agreement), registered Shareholders have the right to dissent in respect of the Amalgamation Resolution and, if the Amalgamation becomes effective, to be paid the fair value of their Shares by MTY. Dissent Rights are more particularly described under "Dissenting Shareholders rights".

About the Amalgamation

What is an amalgamation?

An amalgamation is a type of transaction under Canadian corporate law that allows companies to carry out certain transactions and amalgamate certain entities with the approval of their respective shareholders. The Amalgamation Agreement you are being asked to consider will provide for, among other things, the amalgamation of IRG and MTY Subco, so that IRG becomes a wholly-owned subsidiary of MTY.

I own Shares. What will I receive if the Amalgamation is approved?

Pursuant to the Amalgamation, each Shareholder will be entitled to receive, on the Effective Date: (i) a number of redeemable preferred shares of Amalco equal to 20.14% of the Shares held by such Shareholder, which redeemable preferred shares will be redeemed immediately after the Amalgamation by Amalco in consideration for $4.10 per redeemable preferred share of Amalco; and (ii) a number of common shares of MTY equal to the remainder of its Shares multiplied by 0.0785, subject to rounding.

Under the Amalgamation, the Shareholders will receive, in the aggregate, cash in respect of approximately 20% of all of the issued and outstanding Shares and MTY Shares in respect of approximately 80% of all of the issued and outstanding Shares, for a total aggregate Consideration value of approximately $252 million in respect of all of IRG's issued and outstanding Shares based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular. The MTY Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $52.26 per MTY Share, representing the 10-day volume-weighted average price of the MTY Shares on December 8, 2017.

See "The Amalgamation - Effect of the Amalgamation" and "Risk factors - Risks Relating to the Amalgamation and the combined entity".

What premium does the Consideration offered for the Shares represent?

The Consideration to be received by the Shareholders (i) represented a premium of 13.3% to the unaffected 10-day volume-weighted average price on October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party) on the date of the announcement of the transaction; and (ii) represents a value of $4.16 per IRG share based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular, a premium of 15.6% to the same unaffected share price.

When will the Amalgamation be completed?

It is currently anticipated that the Amalgamation will be completed in the first half of calendar year 2018. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including but not limited to a delay in obtaining the Regulatory Approvals. As provided under the Combination Agreement, the Corporation will file the Articles of Amalgamation as soon as reasonably practicable and in any event within five Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties of the conditions to the

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completion of the Amalgamation, unless otherwise agreed in writing by IRG and MTY and as further set out in the Combination Agreement. The Amalgamation must be completed on or prior to the Outside Date.

When will I receive the Consideration for my Shares?

You will receive the Consideration for your Shares as soon as practicable after the Amalgamation is completed, provided you have sent all of the necessary documentation to the Depositary.

What will I have to do as a Shareholder to receive the Consideration for my Shares?

If you are a registered Shareholder, you will receive a Letter of Transmittal with this Information Circular that you must complete and send with the certificate(s) representing your Shares and other documents to the Depositary, as further described in the Letter of Transmittal. If you are a non-registered Shareholder, you will receive your Consideration through your account with your broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary that holds Shares on your behalf. You should contact your Intermediary if you have questions about this process.

About the approval of the Amalgamation

What approvals are required for the Amalgamation to become effective?

Completion of the Amalgamation is subject in particular to the receipt of (i) the Required Shareholder Approval; and (ii) the Regulatory Approvals. The Amalgamation is also subject to certain other conditions, including, among other things, that there will not have occurred a Material Adverse Effect with respect to the Corporation since the date of the Combination Agreement until the Effective Time. For more information, please refer to the Combination Agreement, available on SEDAR under IRG's issuer profile at www.sedar.com. See also "Summary of the Combination Agreement".

What is the Required Shareholder Approval?

The Amalgamation Resolution must be passed by at least two-thirds (66 2/3%) of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting and entitled to vote.

How will I know when all required approvals have been received?

IRG plans to issue a press release once all the necessary approvals have been received and conditions to the completion of the Amalgamation have been satisfied or waived.

What happens if the Shareholders do not approve the Amalgamation?

If IRG does not receive the Required Shareholder Approval in favour of the Amalgamation Resolution, the Amalgamation will not become effective. Failure to complete the Amalgamation could have a material adverse effect on the market price of the Shares. If the Amalgamation is not completed and the Board decides to seek another transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or higher price than the Consideration to be paid pursuant to the terms of the Combination Agreement.

The Supporting Shareholders have entered into support and voting agreements until the earlier of the date on which (i) the Combination Agreement is terminated in accordance with its terms; or (ii) the terms of the Amalgamation or Combination Agreement are amended in any manner adverse to such Supporting Shareholders, pursuant to which they have agreed, inter alia, to support the Amalgamation and vote all of their Shares in favour of the Amalgamation Resolution and against any other proposed transaction. In addition, all of the directors and executive officers of IRG have entered into support and voting

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agreements pursuant to which they have agreed, inter alia, to vote all of their Shares in favour of the Amalgamation Resolution.

Consequently, Shareholders beneficially owning approximately 11,021,405 Shares, representing together approximately 18.21% of the aggregate voting rights attached to the outstanding Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution.

About the Shares, dividends, Options and DSUs

Will the Shares continue to be listed on the TSX after the Amalgamation?

No. If the Amalgamation is approved, all of the Shares will be indirectly acquired by MTY, and IRG expects that the Shares will no longer be listed on the TSX after the completion of the Amalgamation. MTY also intends to seek to have IRG deemed to have ceased to be a reporting issuer following the completion of the Amalgamation under the Securities Laws of each of the provinces and territories under which it is currently a reporting issuer.

Will IRG pay dividends before the completion of the Amalgamation?

Yes. Under the terms of the Combination Agreement, IRG will pay the dividend declared on December 19, 2017, or such other dividends expressly authorized by MTY. See also "Information concerning IRG -Dividends" and the definition of "Permitted Dividend" under the heading "Glossary of terms".

I hold Options. What will happen to my Options under the Amalgamation?

At the Effective Time, each Option will become an option to acquire an Amalco Common Share with an "in-the-money" value, at the Effective Time, equal to the "in-the-money" value of the corresponding Option immediately prior to the Effective Time. As a condition to the obligations of MTY under the Combination Agreement, the holders of a specified percentage of Options will have, prior to the Effective Time, entered into a Surrender and Indemnity Agreement with IRG and MTY which will provide that, among other things, the holder of such Amalco options will surrender each such Amalco option to Amalco immediately following the Effective Time for a cash payment equal to the difference, if any, between $4.10 and the Exercise Price of such Amalco option, less any applicable statutory withholdings.

I hold DSUs'. What will happen to my DSUs under the Amalgamation?

Pursuant to the DSU Plan, each DSU will be treated in accordance with the Surrender and Indemnity Agreement entered into between the holder of the DSU, MTY and IRG which will provide for, among other things, each DSU to be surrendered to IRG immediately before the Effective Time for cancellation in exchange of a cash payment per DSU equal to the DSU Consideration, less any applicable statutory withholding. The DSU Plan will subsequently be terminated by IRG on the Effective Date.

About tax consequences to Shareholders

What are the tax consequences of the Amalgamation to me as a Shareholder?

Tax matters are complicated and the tax consequences of the Amalgamation to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Amalgamation to you.

This Information Circular contains a summary of certain Canadian federal income tax considerations and of certain U.S. federal income tax considerations. Please see the discussion of certain tax consequences of the Amalgamation under "Certain Canadian federal income tax considerations" and "Certain U.S. federal income tax considerations". Shareholders should consult their own tax advisers with respect to the tax considerations of the Amalgamation.

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Who to call with questions

Who can I contact if I have questions?

If you have any questions or require any assistance with completing your proxy (or voting instruction form if you are a non-registered Shareholder), please contact Kingsdale Advisors at 1-855-682-2023 toll-free in North America, or 416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com

If you have any questions or require any assistance with completing your Letter of Transmittal, please contact Computershare Trust Company Canada, 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com.

If you have questions about deciding how to vote, you should contact your own financial, legal, tax or other professional advisors.

INFORMATION CONCERNING THE MEETING AND VOTING

Purpose of the Meeting

At the Meeting, Shareholders will consider and vote upon the Amalgamation Resolution and such other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation is the result of negotiations of the transaction with MTY which were supervised by the Special Committee once it was formed. The Special Committee received the Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Amalgamation and that the Shareholders vote in favour of the Amalgamation Resolution. The Board has received the Fairness Opinion and has unanimously determined, after receiving legal and financial advice and the unanimous recommendation of the Special Committee, that the Amalgamation Resolution is in the best interests of the Corporation and is fair to the Shareholders, and the Board unanimously recommends that the Shareholders vote FOR the Amalgamation Resolution. See "The Amalgamation -Background to the Amalgamation", "The Amalgamation - Determinations and recommendations of the Special Committee" and "The Amalgamation - Recommendations of the Board".

Date, time and place of the Meeting

The Meeting will be held on February 19, 2018 at 11:00 a.m. (Montreal time) at Hotel Ruby Foo's, 7655 Decarie Boulevard, Montreal, Quebec, H4P 2H2.

Shareholders entitled to vote

The Shareholders entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof are those holders of Shares as at the close of business on January 3, 2018.

Solicitation of proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of IRG for use at the special meeting of Shareholders (or any adjournment(s) or postponement(s) thereof) to be held on February 19, 2018 at 11:00 a.m. (Montreal time) at Hotel Ruby Foo's, 7655 Decarie Boulevard, Montreal, Quebec, H4P 2H2, for the purposes set forth in the accompanying Notice of Meeting.

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The Corporation has also retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to assist it in communicating to Shareholders in respect of the Amalgamation. In connection with these services, Kingsdale Advisors is expected to receive a fee of $75,000 and will be reimbursed for its reasonable out-of-pocket expenses. The cost of the solicitation will be shared between the Corporation and MTY as agreed to between the Corporation and MTY. The Corporation will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Shareholders.

If you have any questions or require any assistance with completing your proxy, please contact Kingsdale Advisors, either (i) by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; (ii) by toll-free telephone in North America at 1-855-682-2023 or call collect outside North America at 416-867-2272; or (iii) by email at contactus@kingsdaleadvisors.com.

Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of IRG. MTY may also assist with the solicitation of proxies. The Corporation will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Shareholders.

Appointment of proxyholders

The persons named in the enclosed form of proxy are Mr. François-Xavier Seigneur (Chairman of the Board), Mr. Frank Hennessey (President & Chief Executive Officer) and Mr. Gary O'Connor (director). Each Shareholder has the right to designate, as its representative, a person other than one of the persons named by management whose names are listed for such purpose in the attached form of proxy, to allow that person to attend and act on its behalf at the Meeting. To exercise this right, the Shareholder must write the name of the person selected by the Shareholder in the blank space provided for such purpose on the form of proxy. It is not necessary that the person selected be a Shareholder of the Corporation. If you appoint a non-management proxyholder, please make sure they are aware and ensure they will attend the Meeting for your vote to count.

To ensure that they are valid, completed proxies must be received at the Toronto office of Computershare Trust Company of Canada, located at 100 University Avenue, 8th floor, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-888-249-7775 or 416-263-9524 no later than February 15, 2018, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. See "Frequently asked questions – About the Meeting" for more information.

Revocation of proxies

Registered Shareholders may revoke their proxy at any time before it is acted upon. In addition to revoking their proxy in any other manner permitted by law, Shareholders may revoke their proxy by instrument in writing executed by them or their authorized attorney or, if the Shareholder is a corporation, under their corporate seal or by an authorized officer or attorney thereof, and deposited at the Corporation's administrative office at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5 at any time so that it arrives no later than 5:00 p.m., Montreal Time, attention: Isabelle Breton, General Counsel and Corporate Secretary, on February 15, 2018, or not less than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting as it may be adjourned or postponed. Registered Shareholders may also revoke their proxy and vote in person at the Meeting or any adjournment(s) or postponement(s) thereof, by delivering a form of revocation of proxy to the Chair of the Meeting before the vote for which the proxy is to be used is taken.

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Exercise of voting rights attached to the Shares represented by proxy in favour of management

The enclosed form of proxy, if duly executed and transmitted, appoints the persons named therein or any other person named in the manner provided for above, to represent the Shareholder with respect to the Shares represented by the said proxy at the Meeting and the persons designated therein will vote or withhold from voting as specified by the Shareholder.

Management undertakes that all voting rights will be voted in accordance with the instructions given by the Shareholder on any ballot that may be called for. Unless otherwise indicated, the voting rights attached to the Shares represented by such proxy will be voted FOR the Amalgamation Resolution, as unanimously recommended by the Special Committee and the Board.

Management is not aware of any new matters or any amendment or variation of matters scheduled to be submitted at the Meeting, nor does it foresee that such possibilities might occur. If, however, any such matters should properly come before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by the proxy with respect to such matters.

Notice to non-registered Shareholders

Non-registered Shareholders should pay close attention to the information set forth in this section. Non-registered shareholders should note that only proxies deposited by registered Shareholders whose names appear on the records kept by the registrar and transfer agent of the Corporation as registered Shareholders can be recognized and acted upon at the Meeting.

If the Shares appear in an account statement sent to a Shareholder by an Intermediary, the said Shares are most probably not registered in the name of the Shareholder, but in the name of his Intermediary or a representative of that Intermediary. As a result, each non-registered Shareholder must ensure that his voting instructions are communicated to the appropriate person well before the Meeting.

Under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, Intermediaries are required to request voting instructions from non-registered Shareholders prior to Shareholder meetings. Intermediaries have their own procedures for sending materials and their own guidelines for the return of documents; these instructions are to be followed to the letter by the non-registered Shareholders if the voting rights attaching to their Shares are to be exercised at the Meeting.

In Canada, most Intermediaries delegate the responsibility of obtaining their clients' instructions to Broadridge Financial Solutions, Inc. ("Broadridge"). Non-registered Shareholders who receive a voting instruction form from Broadridge may not use the said form to vote directly at the Meeting.

If you have questions on how to exercise voting rights attached to Shares held through an Intermediary, please contact the Intermediary directly.

Although a non-registered Shareholder will not be recognized at the Meeting for the purposes of directly exercising voting rights attached to the Shares registered in the name of its Intermediary (or a representative thereof), he may attend the Meeting as proxy of the registered Shareholder and, as such, exercise the voting rights attached to such Shares. Non-registered Shareholders should follow the instructions set out in the voting instruction form they receive from their Intermediary to exercise their voting rights at the Meeting.

Voting Shares and principal holders thereof

The authorized share capital of the Corporation consists of an unlimited number of common shares without par value.

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Each Share confers upon its holder the right to one (1) vote and the holders of Shares will be entitled to one (1) vote per share at the Meeting. As at January 3, 2018, 60,538,834 Shares were issued and outstanding.

Registered holders of Shares on the Record Date will be entitled to vote at the Meeting and at any adjournment(s) or postponement(s) thereof, if present or represented by proxy thereat.

As at January 3, 2018, other than the following Persons, to the best knowledge of the Corporation's directors and officers based on the Shareholders' public filings, no Person beneficially owns, or directly or indirectly controls or directs, Shares carrying more than 10% of the voting rights attached to all Shares of the Corporation:

Name of Shareholder	Number of Shares	Approximate % of Outstanding Shares
ADW Capital Partners L.P.	8,477,900	14.00%
Mawer Investment Management Ltd.	6,821,721	11.27%

Votes required

The Amalgamation Resolution must be passed by at least two-thirds (66 2/3%) of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting and entitled to vote.

Depositary

Computershare Trust Company of Canada will act as the Depositary for the receipt of certificates representing the Shares and Letters of Transmittal deposited pursuant to the Amalgamation. The Depositary will receive reasonable and customary compensation for its services in connection with the Amalgamation, will be reimbursed for certain out-of-pocket expenses and will be indemnified by IRG against certain liabilities under applicable Securities Laws and expenses in connection therewith.

No fee or commission is payable by a Shareholder who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, IRG will not pay any fees or commissions to any broker or dealer or any person for soliciting deposits of Shares pursuant to the Amalgamation.

Other business

As at January 12, 2018, the management of IRG does not intend to present and does not have any reason to believe that others will present any item of business other than those set forth in this Information Circular at the Meeting. However, if any other business is properly presented at the Meeting or any adjournment(s) or postponement(s) thereof, and may be properly considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Information Circular, to the extent permitted by Law.

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THE AMALGAMATION

Overview

The Amalgamation will be effected pursuant to the terms of the Combination Agreement which provides for, among other things, the indirect acquisition by MTY of all of the issued and outstanding Shares of the Corporation by way of an amalgamation under Section 181 of the CBCA.

Pursuant to the Combination Agreement and the Amalgamation Agreement, on the Effective Date, each Shareholder (other than Dissenting Shareholders) will receive (i) a number of redeemable preferred shares of Amalco equal to 20.14% of the Shares held by such Shareholder, that will be redeemed immediately after the Amalgamation by Amalco in consideration for $4.10 per redeemable preferred share of Amalco; and (ii) a number of common shares of MTY equal to the remainder of its Shares multiplied by 0.0785, subject to rounding.

Shareholders will receive, in the aggregate, cash in respect of approximately 20% of all of the issued and outstanding Shares and MTY Shares in respect of approximately 80% of all of the issued and outstanding Shares, for a total aggregate Consideration value of approximately $252 million in respect of all of IRG's issued and outstanding Shares based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular. The MTY Shares issued to Shareholders in connection with the Amalgamation will be issued based on a reference price of $52.26 per MTY Share, representing the 10-day volume-weighted average price of the MTY Shares on December 8, 2017.

Background to the Amalgamation

The provisions of the Combination Agreement are the result of extensive arm's length negotiations conducted between the Corporation (including through the Special Committee) and MTY and their respective representatives. The following is a summary of the main events that led to the execution of the Combination Agreement (including the ancillary agreements and attachments thereto) and certain meetings, negotiations, discussions and actions of the Parties that preceded the execution of the Combination Agreement on December 11, 2017 and the public announcement of the transaction on December 12, 2017.

The Corporation's business and strategic position have evolved over the past five years. As part of the Board's mandate to strengthen the business of the Corporation and enhance value for the Corporation's stakeholders, the Board has regularly reviewed the Corporation's corporate strategy and considered various strategic options and other opportunities that may be in the best interests of the Corporation and its stakeholders. These options have included maintaining the status quo and periodic assessments of potential business combinations or other strategic transactions with strategic partners or selected private equity firms in Canada and in the United States, including those described hereinafter.

In fiscal 2012, the Corporation completed significant refinancing and recapitalization transactions with the objective of reducing its indebtedness that included, among other things, the issuance of warrants to purchase Shares at an exercise price of $0.65 per Share, the issuance of rights to subscribe for Shares at a price of $0.44 per Share and a private placement of Shares to Fairfax Financial Holdings Limited at a price of $0.56 per Share.

On January 24, 2014, the Corporation reported that over its last fiscal year it had experienced a decrease in Same Restaurant Sales of one percent and a decrease of System Sales of $10.4 million from $396.5 to $386.1 million. During the same fiscal year, the trading price of the Shares had a volume-weighted average price of $1.38.

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On April 28, 2014, the Corporation announced that its Board had formed a special committee to review the Corporation's strategic alternatives and to formulate recommendations to the Board on value enhancement alternatives (the "2014 Strategic Review Process"). Following extensive preparation of marketing documents and due diligence materials, 40 parties were approached during the 2014 Strategic Review Process by GMP Securities L.P. ("GMP") who was retained as a financial advisor to assist the Board, including 13 potential strategic acquirers and 27 selected private equity firms in Canada and in the United States. This resulted in the execution of 10 non-disclosure agreements between the Corporation and interested parties. Ultimately, only one Canadian private equity firm submitted a non-binding indication of interest at a price ranging from $2.10 to $2.40 per Share. This indication of interest was subsequently rescinded by such private equity firm.

On September 8, 2014, the Corporation announced that further to a recommendation by its special committee, the Board decided to conclude the 2014 Strategic Review Process. It also appointed its current President and Chief Executive Officer, Mr. Frank Hennessey. The Board also announced that it would review the capital allocation policy of the Corporation with Mr. Hennessey, which review ultimately led to the adoption on October 24, 2014 of a dividend policy providing for the payment of a quarterly dividend of $0.02 per Share, which quarterly dividend was later increased by 12.5% on January 14, 2016 to $0.0225 per Share, and the implementation of a normal course issuer bid in January 2016 that was renewed in January 2017.

On January 20, 2015, the Corporation reported that it had experienced over its last fiscal year a decrease in Same Restaurant Sales of 2.7% and a decrease of System Sales of $14.9 million from $386.1 to 371.2 million. The trading price of the Shares had a volume-weighted average price of $1.98 in the same fiscal year.

In April 2015, at its annual general and special meeting of Shareholders, the Corporation unveiled a strategic plan (the "Strategic Plan") that charted a roadmap for its transformation and growth over the course of the next three years. The Strategic Plan was based on successfully improving upon the four pillars of the Corporation's core business: (i) quality of food; (ii) quality of service; (iii) value; and (iv) ambiance. The Corporation planned to build on its strengths, including a dedicated franchisee network, a solid balance sheet, an experienced and focused management team, a robust regional position for each of its brands and a healthy retail presence. The objectives of the Strategic Plan at the time were (i) growing Same Restaurant Sales; (ii) improving franchisee profitability; (iii) enhancing and leveraging shared services; and (iv) improving shareholder returns. The Strategic Plan also provided for the implementation of the Restaurant Rejuvenation Plan (the "RRP") that would incent franchisees to renovate more than 100 restaurants in order to enhance the ambiance, improve guest experience and increase sales, with IRG targeting to invest of up to $5.5M of its own funds over three years in the RRP.

On January 14, 2016, the Corporation reported that it had experienced an increase of System Sales of $697,000 from $371.2 to $371.9 million over its last fiscal year. Further, following the launch of its Strategic Plan, Operating EBITDA increased by 20% and Same Restaurant Sales were positive 2.4%, an increase of 4.9% from Q4 2015. This strong performance enabled the Corporation to announce a 12.5% increase in its quarterly dividend. The trading price of the Shares had a volume-weighted average price of $1.80 in the same fiscal year.

On May 2, 2016, the Corporation received an unsolicited non-binding indication of interest (the "PE Offer") from a Canadian private equity firm (the "PE Offeror") pursuant to which such PE Offeror offered to acquire all of the issued and outstanding Shares for a price ranging from $3.00 to $3.25 in cash per Share, subject to certain conditions. Further to the receipt of the PE Offer, the Board established a special committee and with its assistance and the assistance of GMP, considered a broad range of alternatives to enhance Shareholder value (the "2016 Strategic Review Process"). These alternatives included, among other things, a continuation of its recently announced Strategic Plan, an increase to the quarterly dividend of the Corporation, the implementation of a substantial issuer bid, the declaration of a special dividend and/or the pursuit of selected acquisitions of franchise networks in Ontario and Western Canada. Also in connection with the 2016 Strategic Review Process, the special committee, after having considered 40 strategic partners and selected private equity firms in Canada and in the United States with the

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assistance of management and GMP, requested that GMP approach the parties that would most likely be willing to participate in a change of control transaction with the Corporation, which led GMP to contact 10 parties over the summer of 2016, including MTY that declined to make an offer. During the 2016 Strategic Process, the Corporation received only one additional preliminary non-binding indication of interest pursuant to which a separate Canadian private equity firm offered to acquire all of the issued and outstanding Shares for a price of $3.28 in cash per Share, which offer was ultimately rescinded. The PE Offer was also ultimately rescinded after the PE Offeror's largest limited partner investor with whom the PE Offeror had sought to invest on a co-investment basis declined to participate in the proposed transaction. Following a careful and comprehensive review of the alternatives available to the Corporation, the Board, based on a recommendation from its special committee, concluded that the implementation by the Corporation of its recently announced Strategic Plan offered greater opportunity for long-term value creation than any other alternative. The 2016 Strategic Review Process concluded with the Board remaining committed to seeking acquisition opportunities to increase the Corporation's portfolio of brands and expand its base in other areas.

On December 20, 2016, the Corporation reported that over its last fiscal year, it had experienced an increase in Same Restaurant Sales of 1.4% following six consecutive quarters of growth in Same Restaurant Sales and an increase of System Sales of 4.3%. The increase in SRS was supported by the RRP, under which 28 restaurants were successfully renovated over the Corporation's previous fiscal year (33 since inception of the RRP) and the closure of underperforming stores. The trading price of the Shares during fiscal year 2016 had a volume-weighted average price of $2.67. Also on December 20, 2016, the Corporation announced that it had entered into a definitive agreement to acquire substantially all of the assets of Ben & Florentine, a leading franchisor in the breakfast and lunch category with locations across Quebec, Ontario and Manitoba.

On October 20, 2017, the Corporation received an unsolicited preliminary non-binding indication of interest (the "Strategic Offer") from a large Canadian strategic offeror (the "Strategic Offeror") pursuant to which the Strategic Offeror stated that it was considering acquiring all of the issued and outstanding Shares for a consideration payable in cash. Several conditions were attached to the Strategic Offer, including a determination by the Strategic Offeror that it would be in a position to achieve a minimum amount of synergies, the granting by the Corporation of an unusually lengthy exclusivity period and a requirement to seek irrevocable lock-ups from the Corporation's largest shareholders.

On October 23, 2017, the Corporation entered into an amendment to GMP's engagement letter dated October 15, 2013 to confirm its role as financial advisor in connection with the Corporation's review of the Strategic Offer and generally with its review of other strategic alternatives.

On October 26, 2017, the Board held a meeting for the purpose of reviewing the Strategic Offer. During the meeting, a representative of Stikeman Elliott LLP ("Stikeman"), legal counsel to the Corporation, made a presentation to the directors on their duties and responsibilities in the context of a proposed transaction, including the nature of their individual duties and the process to be followed to discharge those duties in the present circumstances. The Board also received a presentation from GMP that summarized the initial terms and conditions of the Strategic Offer, including a detailed financial analysis of the Strategic Offer using several valuation methodologies, and provided an overview of the Corporation's current capital markets positioning. GMP also informed the Board that as part of a quarterly business update call, Mr. Stanley Ma, MTY's Chairman, President and Chief Executive Officer, had indicated that MTY may submit a preliminary non-binding expression of interest for an all-stock transaction. GMP also presented a preliminary review of the terms of a potential offer by MTY. It was noted during the meeting that an all-stock transaction or stock and cash transaction would likely allow IRG shareholders to benefit from the upside of the combined synergies of IRG and a potential acquirer, as compared to an all-cash transaction. At the end of the meeting, the Board approved the establishment of a special committee (the "Special Committee") comprised of five independent directors, namely Mr. François-Xavier Seigneur who would serve as Chair and Messrs. Michael Forsayeth, Pierre A. Raymond, Patrick H. Sugrue and David D. Sgro. The mandate of the Special Committee adopted by the Board provided that, among other things, the Special Committee was to establish, undertake and supervise a process in response to the Strategic Offer, which process could include, without limitation, a review of the Strategic Offer, of the other

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strategic alternatives available to the Corporation and of the possibility for the Corporation to maintain the status quo. The mandate of the Special Committee authorized it to retain its own advisors. Mr. Hennessey was invited by the Board to attend meetings of the Special Committee, subject to him having to recuse himself as deemed appropriate by the Special Committee.

On October 27, 2017, due to unusual trading activity of the Shares on the TSX, Market Surveillance (IIROC) requested that the Corporation issue a press release. IRG subsequently issued a press release stating that it had received a preliminary non-binding indication of interest from an undisclosed third party. A regulatory halt on the trading of the Shares was implemented until the announcement had been fully disseminated in the market. Following the issuance of this press release, the trading price of the Shares, which had a volume-weighted average of $3.48 over the previous 52-weeks, increased by 42 cents on the day of the announcement and ultimately reached what was, at that time, a 5-year closing high of $4.20 on November 17, 2017.

On October 31, 2017, the Special Committee held its initial meeting to consider the Strategic Offer. GMP confirmed that it had not been contacted by any other third parties after the issuance of the press release on October 27, 2017 and that MTY may submit a preliminary non-binding expression of interest. Mr. Hennessey then presented to the Special Committee a detailed strategic assessment of the potential synergies that might be achieved in a transaction between the Corporation and the Strategic Offeror. A discussion followed regarding the Corporation's financial position and strategy, its Strategic Plan and the possibility of maintaining the status quo. During the meeting, the Special Committee considered whether or not the Corporation would be in a position to consider the Strategic Offer without conducting a formal process or market canvass to solicit alternative offers. Motives to support such approach were (i) the extensive solicitation of offers that had been conducted during the 2014 Strategic Review Process and the 2016 Strategic Review Process; (ii) the fact that no third parties had contacted the Corporation or GMP after the issuance of the press release on October 27, 2017; and (iii) its and the Corporation's management team's knowledge of the limited number of potential parties who might be willing to offer improved terms and be interested in a transaction with the Corporation. After deliberations, the Special Committee concluded that the risks to the Corporation and the potential transaction of a broad process to solicit alternative offers outweighed the unlikely possibility that such actions could produce an offer superior to the transaction proposed by the Strategic Offeror. The Special Committee determined that GMP would continue its discussions with MTY, a Corporation that offered an attractive strategic fit with the Corporation and with whom the Corporation had a prior history of discussions, prior to the Corporation entering into an exclusivity period with the Strategic Offeror. Further, the Special Committee asked GMP to contact the two most credible private equity firms that had previously expressed interest in a potential transaction.

Later on October 31, 2017, MTY presented the Corporation with a preliminary non-binding expression of interest (the "First MTY Offer") that contemplated a merger transaction under which MTY would acquire all of the issued and outstanding Shares for an effective price of $3.80, payable in MTY Shares. The First MTY Offer was subject to certain conditions, including completion of satisfactory due diligence by MTY and the Corporation granting an undetermined exclusivity period to MTY.

On November 1, 2017, the Special Committee held a meeting and received a presentation from GMP on the initial terms of the First MTY Offer. GMP then exchanged with the Special Committee on the level of attractiveness of both the Strategic Offer and the First MTY Offer, their respective conditions and the key financial differences between them. After consideration and a careful review of the Strategic Offer and the First MTY Offer and after having received the advice of its legal and financial advisors, the Special Committee decided that although it was not prepared to recommend to the Board a transaction on the basis of the Strategic Offer or the First MTY Offer, it would pursue further discussions with both the Strategic Offeror and MTY to determine whether a transaction could be agreed that would be mutually acceptable to the Corporation and the Strategic Offeror or MTY. Towards the end of the meeting, GMP confirmed that it had contacted the two PE firms that had expressed interest in a potential transaction in previous years, but that both firms confirmed to GMP that they had no interest this time.

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On November 3, 2017, Mr. Seigneur had a telephone discussion with an executive officer of the Strategic Offeror. The executive officer mentioned that the Strategic Offeror was no longer interested in pursuing discussions with the Corporation in light of, among other things, the unusual trading activity of the Shares on the TSX that had occurred on October 27, 2017.

On November 5, 2017, the Special Committee held a meeting to discuss the withdrawal of the Strategic Offer. Mr. Seigneur reported on the substance of the discussion he had with the executive officer of the Strategic Offeror to the Special Committee and answered associated questions. After careful consideration, the Special Committee decided that while it was not prepared to recommend to the Board a transaction on the basis of the First MTY Offer, the Special Committee should continue discussions with MTY to determine whether MTY would be prepared to improve upon its indicated financial terms to a level that would warrant the Corporation fully engaging in exclusive discussions with MTY and both parties initiating their due diligence processes and the negotiation of the other transaction terms.

On November 6, 2017, Mr. Seigneur contacted Mr. Ma and informed him that the Special Committee had met and considered the First MTY Offer. Mr. Seigneur noted that the Special Committee had comprehensively and carefully evaluated the First MTY Offer and that, based upon the substantial work undertaken to evaluate the First MTY Offer, the Special Committee was of the opinion that the First MTY Offer did not provide a basis upon which the Special Committee would be willing to fully engage in exclusive discussions with MTY or entertain a potential transaction. During the discussion with Mr. Seigneur, Mr. Ma verbally committed to raising the MTY Offer to $4.00, still payable in totality in MTY Shares (the "Verbal MTY Offer").

On November 7, 2017, a meeting of the Board was convened so that the Special Committee could provide an update to the Board on the events that had occurred since the last meeting of the Board. During the meeting, the Special Committee reported on the circumstances that led the Strategic Offeror to rescind the Strategic Offer. The Special Committee also reported on the recent discussions with MTY that had led MTY to increase its offer price. Based on, amongst other things, (i) the Special Committee's view of the potential transaction synergies; (ii) the evaluation, by the Special Committee, of the current and future opportunities of the Corporation; (iii) the risks associated with the business, operations, assets, performance and financial condition of the Corporation if it pursues its business plan, including, without limiting the generality of the foregoing, the evolving competitive environment faced by the Corporation, the execution risk of the business plan; (iv) management's financial projections and historical achievement of targets; and (v) the fact that the trading price of the Shares prior to IRG's press release of October 27, 2017 represented, based on numerous valuation approaches, a full valuation of its assets and perspectives in comparison to a number of IRG's competitors, the Special Committee recommended to the Board that the Corporation be allowed to fully engage in exclusive discussions with MTY. The Special Committee and GMP also confirmed to the Board that they had not received other indications of interest from other third parties despite the October 27 press release stating that the Corporation had received a preliminary non-binding indication of interest. After a lengthy discussion on the potential impacts that the proposed transaction could have on the Corporation, its shareholders, its franchisees, its employees and its other stakeholders and having received the advice of its legal and financial advisors, the Board, although not prepared at that time to enter into a transaction on the terms of the Verbal MTY Offer, decided to authorize the Special Committee to engage in exclusive discussions with MTY (i) to determine whether a transaction could be agreed that would be mutually acceptable to the two companies' respective boards of directors; (ii) to conduct a due diligence process; and (iii) to negotiate the other terms of the transaction.

On November 8, 2017, MTY submitted a revised non-binding indication of interest to the Corporation containing the same conditions as the First MTY Offer, except for a revised offer price of $4.00 per Share, still payable in MTY Shares (the "Second MTY Offer"). On the same day, the Corporation entered into an exclusivity, confidentiality and standstill agreement with MTY that included a "standstill" restriction pursuant to which MTY agreed not to, without the prior written authorization of the Board, among other things, purchase any securities of the Corporation for a period of six months, and an exclusivity period of 20 days during which the parties would conduct reciprocal due diligence and negotiate the transaction agreements.

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Between November 8, 2017 through to the execution of the Combination Agreement on December 11, 2017, the Corporation and MTY conducted due diligence with respect to each other's business and operations. During this period, senior management representatives of the Corporation and MTY provided each other with information regarding, among other things, their respective corporations' operations, high-level business plans and expected financial results. The information was exchanged via online data sites and an oral due diligence session. In connection with its due diligence exercise which included, among other things, a consideration of the potential synergies of the proposed transaction and a detailed review of the strength of the prospects of MTY's business, the Corporation was assisted by Hugh Johnston Strategy Consulting, a foodservice industry consulting firm, and GMP.

On November 20, 2017, the Special Committee engaged Ernst & Young LLP (“EY”) to commence work on an opinion with respect to the fairness of the proposed transaction with MTY, from a financial point of view, to the Shareholders, on a non-contingent fixed fee basis.

On November 27, 2017, Fasken Martineau DuMoulin LLP (“Fasken”), legal counsel to MTY, provided Stikeman with a first draft of the Combination Agreement. Over the course of the next several days, Fasken circulated initial drafts of the ancillary agreements and attachments to the Combination Agreement, including the Amalgamation Agreement.

On November 28, 2017, Messrs. Seigneur and Hennessey reviewed with GMP and Stikeman the terms of the initial draft of the Combination Agreement that had been prepared by Fasken. From November 28, 2017 until the execution of the Combination Agreement, the Special Committee, the respective management teams of the Corporation and MTY and Stikeman and Fasken negotiated the open points in the transaction documents. Among the key issues focused on by the Special Committee were: (i) reducing the risk related to completion of the Amalgamation through extensive negotiation of the conditions to closing provided by the Combination Agreement; (ii) confirming the manner in which the rights of holders of Options and DSUs would be addressed in the context of the Amalgamation; (iii) ensuring that the Termination Fee payable by the Corporation was only payable in the event of both a breach by the Corporation of its obligations under the Combination Agreement and the occurrence of certain additional conditions; and (iv) ensuring that the directors of the Corporation were not prevented from complying with their fiduciary duties by the terms of the Combination Agreement.

On December 1, 2017, the Special Committee held a meeting during which EY made a presentation on its preliminary views regarding the financial assessment of the consideration offered by MTY in the Second MTY Offer. The Special Committee discussed the variation in the price of the MTY Shares since the receipt of the First MTY Offer and the adequacy of the Second MTY Offer relative to that variation.

Between December 4 and December 11, 2017, further to a determination of the Board that it would be in the best interests of the Corporation to entertain discussions with certain of its significant shareholders so as to confirm whether they would be prepared to support a transaction on the terms proposed by MTY and to execute support and voting agreements, Mr. Hennessey and GMP had discussions with Camac Partners LLC ("Camac") and Mawer Investment Management Ltd. ("Mawer"), two of the largest shareholders of the Corporation which GMP and the Board believed had informed views on the Corporation's value and prospects, along with ability to maintain confidentiality. Both Camac and Mawer mentioned that they viewed the proposed transaction positively and that they would be willing to support the proposed transaction on the terms set forth in the Second MTY Offer and sign a support and voting agreement in connection therewith.

On December 4, 2017, Mr. Seigneur contacted Mr. Ma and informed him that the Special Committee had met and considered the Second MTY Offer. Mr. Seigneur noted that the Special Committee had comprehensively and carefully evaluated the Second MTY Offer and that, based upon the substantial work undertaken to evaluate the Second MTY Offer, the Special Committee had concluded that MTY needed to increase its offer price in order for the Special Committee to be in a position to unanimously recommend the transaction to the Board.

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On December 5, 2017, following his discussion with Mr. Seigneur, Mr. Ma agreed to put forth a revised offer containing the same conditions as the First MTY Offer, except for a revised offer price of $4.10 per Share (the "Third MTY Offer"), which would now be payable approximately 20% in cash and approximately 80% in MTY Shares. On the same day, the Special Committee held a meeting to discuss the Third MTY Offer during which GMP provided the Special Committee with a review of the financial aspects of the Third MTY Offer.

On December 6, 2017, the Special Committee held a meeting with its legal and financial advisors to consider the proposed transaction and to determine whether to make a recommendation to the Board. The Corporation's legal and financial advisors presented to the Special Committee regarding the material terms of the proposed transaction and the Combination Agreement. EY was then invited to make a presentation on its views regarding the financial assessment of the consideration offered by MTY in the Third MTY Offer. EY summarized its approach in assessing the fairness of the consideration offered by MTY in the Third MTY Offer, from a financial point of view, to the Shareholders and confirmed that it did not foresee any issues in providing an opinion as to the fairness to the Shareholders, from a financial point of view, of the consideration offered by MTY in the Third MTY Offer. Following discussions about the factors supporting the proposed transaction as well as the risks and uncertainties associated with the proposed transaction, the Special Committee unanimously determined that the proposed transaction was in the best interests of the Corporation and unanimously recommended that the Board approve the Amalgamation.

Over the next few days, the management teams of the Corporation and MTY and their legal and financial advisors finalized the transaction documents and their respective due diligence process.

On December 11, 2017 the Board held a meeting to consider and approve the proposed transaction. During this meeting, the Corporation's legal advisors presented the material terms of the Combination Agreement and the other definitive transaction documents to the Board members and confirmed that the Combination Agreement and all other related transaction documents were in final form. The Corporation's legal advisors also reviewed and discussed the directors' duties in the context of assessing the proposed transaction. GMP confirmed that it had not been contacted by any other third parties after the issuance of the press release on October 27, 2017. Management and GMP confirmed that no matters about MTY had been disclosed in due diligence that would prevent the proposed transaction from proceeding. EY then provided the Board with its fairness opinion to the effect that, as of the date of such opinion and based upon and subject to the analysis, assumptions, qualifications and limitations discussed in such opinion, the consideration to be received by the Shareholders pursuant to the transaction is fair, from a financial point of view, to the Shareholders. The Board then received the unanimous recommendation of the Special Committee. Following the presentations, the Board deliberated on the proposed transaction and after discussions amongst the members of the Board and after receiving legal and financial advice and the unanimous recommendation of the Special Committee, the Board determined that the transaction is in the best interests of the Corporation and unanimously recommended that Shareholders vote FOR the adoption of the Amalgamation Resolution effecting the transaction.

The Combination Agreement, the Voting and Support Agreements and the D&O Voting and Support Agreements and other definitive transaction documents were finalized and executed by the parties on the evening of December 11, 2017. Prior to markets opening on December 12, 2017, the Corporation and MTY issued a joint press release announcing, among other things, the entering into of the Combination Agreement.

Determinations and recommendations of the Special Committee

The Special Committee, having undertaken a thorough review of, and carefully considered, among other things, information concerning the Corporation, MTY, the Amalgamation, the combined entity, the alternatives available to the Corporation and the Fairness Opinion (delivered on December 11, 2017), unanimously recommended that the Board approve the Amalgamation and that the Shareholders vote

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FOR the Amalgamation Resolution. See "The Amalgamation - Reasons for the determinations and recommendations".

Recommendations of the Board

The Board, having undertaken a thorough review of, and carefully considered, among other things, information concerning the Corporation, MTY, the Amalgamation, the combined entity, the alternatives available to the Corporation, the Fairness Opinion (delivered on December 11, 2017) and the unanimous recommendation of the Special Committee, unanimously determined, after receiving legal and financial advice, that the Amalgamation is in the best interests of the Corporation and is fair to its Shareholders, and unanimously recommends that Shareholders vote FOR the Amalgamation Resolution. See "The Amalgamation - Reasons for the determinations and recommendations".

Reasons for the determinations and recommendations

The Board and the Special Committee met formally on numerous occasions between October 31, 2017 and December 10, 2017 and had a number of informal discussions. Throughout their deliberations, the Board and the Special Committee examined the transaction closely and sought the advice of their legal and financial advisors, Stikeman and GMP.

To arrive at their determinations and formulate their recommendations, the Board and the Special Committee took into account numerous factors favourable to the Amalgamation including, among others, the following:

  the Board and Special Committee concluded, after a thorough review and after receiving financial advice, that the value offered to Shareholders under the Amalgamation, including through the Share Component that will enable the Shareholders to participate in a leading restaurant franchising business platform, is more favourable to Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to the Corporation, including, among others:

  remaining a publicly-traded company and continuing to pursue the Corporation's strategic plan on a stand-alone basis; or

  exploring the possibility of other strategic transactions such as collaborations with other industry participations, strategic acquisitions or divestitures;

in each case, taking into consideration, among other things:

  the potential benefits, risks and uncertainties associated with the other alternatives, each within a reasonable timeframe comparable to that in which the Amalgamation is expected to be completed;

  the Corporation's current and historical financial condition, results of operations and competitive positioning and the likelihood of near or medium-term meaningful Share price appreciation;

  the risks associated with the business, operations, assets, performance and financial condition of the Corporation if it pursues its business plan, including, without limiting the generality of the foregoing, the evolving competitive environment in the Corporation's key business areas and the execution risk of its business plan; and

  management's financial projections and historical achievement of targets;

  the Board and the Special Committee believe that the combination of IRG with MTY represents an excellent strategic fit and that the combined entity will have the requisite size and scale

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  needed to succeed in an increasingly challenging operating environment. The Board and the Special Committee expect that the combined entity will deliver synergies. Shareholders will have the opportunity to participate in these benefits and any future increase in value of the combined entity through the Share Component of the Consideration;

  the Amalgamation follows the implementation of two separate and extensive review processes conducted by the Corporation in 2014 and 2016, respectively, under the supervision of the Board and the special committees it had created in connection therewith and with the assistance of financial and legal advisors. Pursuant to such review processes, a broad range of alternatives were considered to strengthen the business of the Corporation and enhance value for its stakeholders. Given the outcome of these review processes and of the negotiations subsequent to the Corporation's announcement on October 27, 2017 that it had received a preliminary non- binding indication of interest from an undisclosed third party, the Board and the Special Committee concluded that no alternative transaction was available at a superior value and that the Amalgamation represented the best alternative currently available to Shareholders;

  the opinion issued by EY pursuant to which, as at the date of such opinion in light of and subject to the analyses, hypotheses, restrictions, reservations and other elements set forth therein as well as the scope of the analysis performed, the Consideration that will be received by the Shareholders under the Amalgamation is fair, from a financial point of view, to those Shareholders;

  the trading price of the Shares prior to IRG's press release of October 27, 2017 represented, based on numerous valuation approaches, a full valuation of its assets and perspective in comparison to a number of IRG's competitors;

  the fact that over the course of the five-year period preceding October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party), the closing price of the Shares had not exceeded $3.90 per Share;

  the Consideration to be received by the Shareholders represented a premium of 13.3% to the unaffected 10-day volume-weighted average price on October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party) on the date of the announcement of the transaction (based on the five-day volume-weighted average trading price of the MTY Shares as of the last trading day prior to the date of this Information Circular, the Consideration represents $4.16 per IRG share, a premium of 15.6% to the same unaffected share price);

  the Consideration offered under the transaction reflects one of the highest business valuation EBITDA multiples on a trailing twelve months basis identified in comparable transactions of businesses operating in the quick-service restaurant and casual dining segments of the restaurant industry;

  the fact that the holders of Shares will receive the Cash Component providing immediate liquidity, and the Share Component carrying the right to participate in the ownership of a corporation that will be a leading restaurant franchising business platform in a good position to generate future growth and face industry pressures;

  the fact that the Board may make a Change in Recommendation and/or pursue a superior proposal to comply with its fiduciary duties, subject to certain conditions;

  the fact that the terms and conditions of the Combination Agreement, including the representations and warranties, covenants regarding operations and conditions for completing the Amalgamation, are reasonable;

  the fact that Shareholders, including directors and executive officers of the Corporation, beneficially owning approximately 11,021,405 Shares, representing together approximately 18.21% of the aggregate voting rights attached to the outstanding Shares, have entered into support and voting agreements pursuant to which they have agreed to vote all of their Shares in favour of the transaction at the Meeting;

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  the low level of execution risk associated with the regulatory aspects of the Amalgamation, given the complementary nature of MTY and IRG's activities and MTY's obligation to use commercially reasonable efforts to obtain Regulatory Approvals;

  the fact that MTY has undertaken, pursuant to the Combination Agreement, to: (i) provide employees of IRG with compensation that is no less favourable in the aggregate to that provided to such employees immediately prior to the Effective Time unless their employment is terminated; (ii) appoint one representative of the Corporation to sit on the board of directors of MTY upon closing of the Amalgamation;

  the fact that upon the completion of the Amalgamation, the combined entity will have a broader shareholder base with increased market liquidity and a larger public float than IRG;

  the fact that, during the period between the announcement of the Amalgamation and its closing and based on the Corporation's current policy, the Corporation will be able to, based on its current policy, pay the dividend declared on December 19, 2017 and such other dividends expressly authorized by MTY (see "Information concerning IRG - Dividends");

  the fact that registered Shareholders holding Shares as of the Record Date will have the right to require a judicial appraisal of their Shares and obtain "fair value" pursuant to the proper exercise of Dissent Rights (see "Dissenting Shareholders rights"); and

  the fact that the benefits offered to the participants of the Corporation's incentive plans adequately protect the interests of such persons and of the Corporation.

In making their determinations and recommendations, the Board and the Special Committee also observed that a number of procedural safeguards were and are present to permit the Board and the Special Committee to represent effectively the interests of IRG, the Shareholders and IRG's other stakeholders, including, among others:

  the negotiation process was conducted under the oversight of the Special Committee, which was comprised solely of directors who are independent of management and IRG;

  the Special Committee met formally on numerous occasions without the presence of management and its legal and financial advisors, and the members of the Special Committee had additional informal conferences among themselves and with the Special Committee's advisors;

  the Combination Agreement does not preclude a third party from making a proposal for an alternative transaction and that, under certain circumstances set forth in the Combination Agreement, IRG may provide information to, and negotiate with, such a third party and the Board may, subject to MTY's right to match, approve a Superior Proposal and terminate the Combination Agreement in certain circumstances;

  the amount of the Termination Fee, being $8.0 million, is reasonable in the circumstances; and

  the requirement that the Amalgamation will have to be approved by at least 66 2/3 % of the holders of Shares, represented in person or by proxy at the Meeting and entitled to vote.

The Board and the Special Committee also examined and took into consideration a range of risks and other factors that could adversely affect the Amalgamation, including the following:

  the Exchange Ratio is fixed and will not be adjusted to reflect any fluctuations in the price of the MTY Shares or the Shares prior to the Effective Time;

  the risks to IRG if the Amalgamation is not completed in a timely manner or at all, including the costs incurred in pursuing the Amalgamation, the potential requirement to pay the Termination Fee to, or reimburse expenses of, MTY in certain circumstances, the diversion of management resources away from the conduct of IRG's business and the resulting uncertainty which might result in IRG's business partners or other counterparties delaying or deferring decisions concerning, or evaluating their relationships with, IRG;

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  the Combination Agreement prohibits the Corporation from soliciting third parties and the Corporation may be required to pay MTY the Termination Fee, or reimburse expenses of MTY, in certain circumstances if the Combination Agreement is terminated;

  the risks associated with providing confidential information regarding IRG to MTY in the event that the Amalgamation cannot be completed;

  the restrictions imposed pursuant to the Combination Agreement on the conduct of IRG's business during the period between the execution of the Combination Agreement and the consummation of the Amalgamation;

  the conditions to MTY's obligation to complete the Amalgamation and the possibility for MTY to terminate the Combination Agreement under certain limited circumstances; and

  other risks associated with the Amalgamation and the business of IRG, MTY and the combined entity described under "Risk factors - Risks Relating to the Amalgamation and the combined entity", "Risk factors - Risks Relating to IRG" and "Risk factors - Risks Relating to MTY".

The information and factors cited above and taken into consideration by the Board and Special Committee are not intended to be exhaustive. In reaching their conclusion and formulating their recommendations, the members of the Board and Special Committee relied on their professional experience, their personal knowledge of the Corporation and the industry in which it operates as well as on the advice of their legal and financial advisors. In formulating its unanimous recommendation to the Board, the Special Committee did not attribute a relative or specific weighting to the above factors, and each member may have given a different weighting to different factors.

Fairness Opinion

In deciding to approve the Amalgamation, the Special Committee considered, among other things, the Fairness Opinion, and the Board considered, among other things, the Fairness Opinion and the unanimous recommendation of the Special Committee.

EY delivered on December 11, 2017 an opinion to the Board and the Special Committee to the effect that, subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters set out in such opinion, the Consideration to be received by Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders. See "The Amalgamation - Background to the Amalgamation".

The full text of the Fairness Opinion, which sets forth among other things, assumptions made, matters considered, information reviewed and limitations on the review undertaken by EY in connection with the Fairness Opinion, is attached as Appendix B, and qualifies the summary contained under this heading and any reference to the Fairness Opinion in this Information Circular. The Fairness Opinion was provided solely for the use of the Special Committee and/or the Board, as applicable, in connection with the evaluation of the Consideration from a financial point of view to be received by Shareholders pursuant to the Amalgamation. The Fairness Opinion is not intended to be and does not constitute a recommendation as to how Shareholders should vote in respect of the Amalgamation Resolution. EY expresses no view as to, and the Fairness Opinion does not address, any other aspects or implications of the Amalgamation or the underlying business decision of the Board to effect the Amalgamation, the relative merits of the Amalgamation as compared to any alternative business strategies that might exist for the Corporation or the effect of any other transaction in which the Corporation might engage.

None of EY, or any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Quebec)) of IRG, MTY or any of their respective associates or affiliates, or is a financial advisor to MTY in connection with the Amalgamation. See Appendix B of this Information Circular for more information in this regard.

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Fairness Opinion

Engagement of EY

EY was formally engaged on November 20, 2017 to provide an opinion to the Special Committee as to the fairness, from a financial point of view, to the Shareholders of the Consideration to be received by the Shareholders pursuant to the Amalgamation.

The terms of EY's engagement agreement provide that EY will receive a fee for its services, no portion of which is contingent upon the conclusions reached in the Fairness Opinion, the execution of the Combination Agreement or the closing of the Amalgamation, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, IRG has agreed to indemnify EY in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by EY in connection with EY's engagement agreement.

Credentials of EY

EY is one of the largest global professional service firms, providing assurance, tax, transaction and advisory services. EY's global transaction services include: valuations and fairness opinions, corporate finance and merger & acquisition advisory, transaction diligence and integration, transaction tax advisory, and corporate restructuring.

The opinion

EY delivered on December 11, 2017 an opinion to the Board and the Special Committee to the effect that, as at the date of such opinion the Consideration to be received by the Shareholders pursuant to the Amalgamation is fair, from a financial point of view, to such Shareholders.

Required Shareholder Approval

The Amalgamation Resolution must be passed by at least two-thirds (66 2/3%) of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting and entitled to vote.

Support and Voting Agreements

The Supporting Shareholders, who collectively own or exercise control or direction over 10,902,405 Shares, representing approximately 18% of the aggregate voting rights attached to the outstanding Shares, have entered into the Supporting Shareholder Voting and Support Agreements whereby they have agreed, subject to the terms thereof, to support the Amalgamation and vote their Shares in favour of the Amalgamation until the earlier of the date on which (i) the Combination Agreement is terminated in accordance with its terms; or (ii) the terms of the Amalgamation or Combination Agreement are amended in any manner adverse to such Supporting Shareholder. The covenants of the Supporting Shareholders pursuant to the Supporting Shareholder Voting and Support Agreements include, among other things:

(a)

to vote or cause to be voted all their respective Shares, and any other securities beneficially owned at the time of voting for the Amalgamation Resolution, (i) in favour of the Amalgamation Resolution and any other matter necessary or advisable for the consummation of the Amalgamation at the meeting of shareholders of the Corporation; and (ii) against any proposed action or agreement which could impeded, interfere with, delay or otherwise adversely affect the consummation of the Amalgamation;

(b)	not to, directly or indirectly, exercise or cause to be exercised any rights of dissent in connection with the Amalgamation;

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(c)

not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign a specified threshold (95% or 100%) of their Shares or any interest therein without MTY's prior written consent except should the share price of MTY exceed a certain threshold per share ($4.75 or $5.00), in which case such Supporting Shareholder can directly, or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign up to a certain percentage of their respective Shares (10% in one case and 50% in the other case) of their Shares without prior written consent; and

(d)

to promptly notify MTY of the amount of any equity securities or other interests in the Corporation in which such Supporting Shareholders acquire beneficial ownership, to the extent permitted to do so, after the date of the respective Supporting Shareholder Voting and Support Agreements. Any such equity interests or other interests will be subject to the terms of the respective Supporting Shareholder Voting and Support Agreements.

The Supporting Shareholders also provided certain representations to MTY in respect of their ownership of Shares.

In addition, all the directors and executive officers of IRG (the "D&O Shareholders") have also entered into support and voting agreements (the "D&O Support and Voting Agreements") pursuant to which they have agreed, subject to the terms thereof, to vote their Shares in favour of the Amalgamation Resolution until the earlier of the date on which (i) the Combination Agreement is terminated in accordance with its terms; or (ii) the terms of the Amalgamation or Combination Agreement are amended in any manner materially adverse to such D&O Shareholder. The D&O Shareholders collectively own or exercise control or direction over 119,000 Shares, representing approximately 0.20% of the aggregate voting rights attached to the outstanding Shares. The covenants of the D&O Shareholders pursuant to the D&O Support and Voting Agreements include, among other things:

(a)

to vote or to cause to be voted their respective Shares, and any other securities directly or indirectly acquired by or issued to such D&O Shareholder after the date thereof (including, without limitation, any Shares issued upon further exercise of options to purchase Shares), if any, (i) in favour of the Amalgamation Resolution and any other matter necessary or advisable for the consummation of the Amalgamation at the Meeting; and (ii) against any proposed action or agreement which could impede, interfere with, delay or otherwise adversely affect the consummation of the Amalgamation;

(b)

if requested by MTY, acting reasonably, to deliver or to cause to be delivered to the Corporation duly executed proxies or voting information forms (i) instructing the holder thereof to vote in favour of the Amalgamation Resolution; and (ii) naming those individuals as may be designated by the Corporation in the Circular;

(c)	not to, directly or indirectly, exercise or cause to be exercised any rights to dissent in connection with the Amalgamation;

(d)

except in their respective capacity as a director and/or officer of the Corporation to the extent permitted by the Combination Agreement, not to, directly or indirectly, make or participate in or take any action which could impede, interfere with, delay or in any way adversely affect the consummation of the Amalgamation;

(e)

except in their respective capacity as a director and/or officer of the Corporation to the extent permitted by the Combination Agreement, not to, directly or indirectly, make or participate in, or take any action that would reasonably be expected to facilitate or result in, an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal;

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(f)

not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of their Shares or any interest therein without MTY's prior written consent, other than pursuant to the Amalgamation; and

(g)

to promptly notify MTY of the amount of any equity securities or other interests in the Corporation in which such D&O Shareholder acquires beneficial ownership, to the extent permitted to do so, after the date of the respective D&O Support and Voting Agreements. Any such equity securities or other interests shall be subject to the terms of the respective D&O Support and Voting Agreement and shall be included in the definition of "Subject Securities" contained therein.

The D&O Shareholders also provided representations to MTY in respect of their ownership of the IRG securities.

See "Summary of the Combination Agreement".

Notwithstanding any provision of the D&O Support and Voting Agreements to the contrary, the D&O Shareholders will not be limited or restricted in any way whatsoever in the exercise of their fiduciary duties as a director or officer of IRG, as applicable.

Consequently, Shareholders beneficially owning approximately 11,021,405 Shares, representing together approximately 18.21% of the aggregate voting rights attached to the outstanding Shares, have agreed to vote their Shares in favour of the Amalgamation Resolution.

Effect of the Amalgamation

If the Amalgamation is Completed

If the Amalgamation is approved by the Shareholders and the other conditions set out in the Combination Agreement are either satisfied or waived, IRG will file the Articles of Amalgamation giving effect to the Amalgamation as soon as possible but, in any event, within five (5) Business Days following the satisfaction or the waiver of all the closing conditions (except for closing conditions that, by their terms, cannot be satisfied until the Effective Date, and as otherwise agreed in writing by IRG and MTY). Under the terms of the Amalgamation Agreement, IRG and MTY Subco will amalgamate to form Amalco. Following the Amalgamation, Shareholders will receive a combination of MTY Shares and such cash in consideration for their Shares, as described under the heading "The Amalgamation - Amalgamation mechanics".

IRG is currently a reporting issuer in all of the provinces and territories of Canada and its Shares are currently listed on the TSX under the symbol "IRG". As a result of the completion of the Amalgamation, it is expected that the Shares will no longer be listed on the TSX, and trading of the Shares in the public market will cease. In addition, Amalco will make an application to terminate its status as a reporting issuer under the Securities Laws of each of the Canadian provinces and territories, and will thereby cease to be required to file continuous disclosure documents with Canadian securities regulatory authorities.

If the Amalgamation is not completed

If the Amalgamation is not approved by the Shareholders or if the Amalgamation is not completed for any other reason, the Shareholders will not receive any payment in connection with the Amalgamation. Instead, IRG will remain a public corporation and the Shares will continue to be listed and traded on the TSX. If the Amalgamation is not completed, it is expected that IRG's management will operate the business in a manner similar to that in which it is being operated today and that IRG will continue to be subject to the same risks and opportunities that it currently faces. See "Risk factors".

Accordingly, if the Amalgamation is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future market price or value of the Shares. In such event, the Board

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will continue to evaluate and review, among other things, the business operations, properties and capitalization of IRG and make such changes as are deemed appropriate.

Amalgamation mechanics

Amalgamation

Pursuant to the terms of the Combination Agreement, following receipt of Regulatory Approvals and on the Business Day immediately prior to the date of the filing by IRG of the Articles of Amalgamation with the Director, MTY will subscribe for additional common shares of MTY Subco, and MTY, on behalf and for the benefit of MTY Subco, and as consideration for the subscription by MTY of common shares of MTY Subco, will provide the Depositary with sufficient funds in escrow and a treasury order relating to the issuance of a sufficient number of MTY Shares to complete all of the transactions contemplated by the Combination Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

At the Effective Time on the Effective Date, the following will occur and will be deemed to occur:

1.	IRG and MTY Subco will be amalgamated and will continue as one corporation, being Amalco, pursuant to Section 181 and following of the CBCA on the following terms and conditions:

(a)	a numbered name will be initially assigned to Amalco;

(b)	the head office of Amalco will be situated in the Province of Quebec and the address of its the head office will be 8150 Autoroute Transcanadienne, Suite 200, Ville Saint- Laurent, Quebec H4S 1M5;

(c)	there will be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise;

(d)	the financial year-end of Amalco will be November 30;

(e)

the authorized share capital of Amalco will consist of an unlimited number of (i) Amalco Common Shares, without par value; and (ii) an unlimited number of Amalco Redeemable Shares, without par value; having the rights, privileges, conditions and restrictions set out in Exhibit I to the Amalgamation Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com;

(f)

the transfer of securities of Amalco will be restricted in that no securityholder will be entitled to transfer any such security or securities without either (i) the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors; or (ii) the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by all of the holders of such shares;

(g)	the by-laws of Amalco will be the by-laws of MTY Subco in effect prior to the Effective Time on the Effective Date;

(h)	the board of directors of Amalco will be comprised of a minimum of one and maximum of ten (10) directors which will initially consist of the three directors named in the Amalgamation Agreement;

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(i)	all of the property of IRG and MTY Subco immediately before the Effective Date will become the property of Amalco;

(j)	all of the liabilities and obligations of IRG and MTY Subco immediately before the Effective Date will become the liabilities and obligations of Amalco;

(k)

the Articles of Amalgamation will be filed as soon as practicable but no later than five Business Days after receipt of the Regulatory Approvals and the satisfaction of all conditions precedent to the Amalgamation set forth in the Combination Agreement;

(l)	the Certificate of Amalgamation will be issued forthwith upon the Articles of Amalgamation being filed with the Director; and

(m)	the Amalgamation will become effective on the date shown on the Certificate of Amalgamation.

2.	Upon the Amalgamation becoming effective:

(a)	the Shares outstanding immediately prior to the Effective Date (other than Shares held by Dissenting Shareholders) will, in accordance with the procedures set forth in the Amalgamation Agreement:

(i)

be, as to 20.14% of the Shares held by any such holder, converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such Shares held by such holder, which Amalco Redeemable Shares will be redeemed by Amalco immediately following the Amalgamation in consideration for $4.10 per Amalco Redeemable Share in cash; and

(ii)

be, as to the remainder of the Shares held by any such holder, cancelled and the holder thereof will receive in exchange such number of duly authorized, fully-paid and non-assessable MTY Shares equal to the product of the number of such Shares cancelled multiplied by the Exchange Ratio;

subject to rounding as provided below.

3.	With respect to the Stock Option Plan and the Options which have been issued thereunder:

(a)

at the Effective Time, each Option then outstanding will become an option to acquire an Amalco Common Share with an "in-the-money" value, at the Effective Time, equal to the "in-the-money" value of the corresponding Option immediately prior to the Effective Time. As a condition to the obligations of MTY under the Combination Agreement, the holders a specified percentage of Options will have, prior to the Effective Time, entered into a Surrender and Indemnity Agreement with IRG and MTY, in respect of such Options outstanding as of the Effective Date that will become options to acquire Amalco Common Shares, which will provide that, among other things, the holder of such Amalco options will surrender each such Amalco option to Amalco immediately following the Effective Time for a cash payment equal to the difference, if any, between $4.10 and the Exercise Price of such Amalco option, less any applicable statutory withholdings.

4.	The following will occur with respect to the DSU Plan and the DSUs, which have been issued thereunder:

(a)	each DSU, will be treated in accordance with the Surrender and Indemnity Agreement entered into between the holder of the DSU, MTY and IRG which will provide for, among

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other things, each DSU to be surrendered to IRG immediately before the Effective Time for cancellation in exchange of a cash payment per DSU equal to the DSU Consideration, less any applicable statutory withholding; and

(b)	the DSU Plan will be terminated by IRG on the Effective Date.

For a complete description of the mechanics of the Amalgamation, please see the Combination Agreement and the Amalgamation Agreement, which are available on SEDAR under IRG's issuer profile at www.sedar.com.

Fractional MTY Shares

No fractional MTY Shares will be issued under the Amalgamation, and any resulting fractional MTY Share will be rounded down, to the closest whole number, and the Shareholders will receive the net cash proceeds of such fractional MTY Share as described below.

In order to replace the fractional MTY Shares that would have otherwise been issued to Shareholders, MTY will distribute to the Depositary, as agent for the Shareholders, such number of MTY Shares (the "Remaining MTY Shares") as represents the sum of the fractional MTY Shares to which the Shareholders are otherwise entitled, rounded up to the next whole number of Remaining MTY Shares, and the Depositary, as agent for the applicable Shareholders, will, as expeditiously as is commercially reasonable thereafter, sell the Remaining MTY Shares through the facilities of the TSX and pay the net proceeds of such sales, after any fees of the Depositary attributable to such sales, to those Shareholders who are entitled to receive a fractional MTY Share based on their respective entitlements to Remaining MTY Shares.

Redemption

Immediately following the Amalgamation, Amalco will automatically and immediately redeem all the outstanding Amalco Redeemable Shares in consideration for $4.10 in cash per share. No notice of redemption or other act or formality on the part of Amalco will be required to redeem the Amalco Redeemable Shares. No certificates for the Amalco Redeemable Shares will be issued to holders.

Shareholders will, upon the redemption of such Amalco Redeemable Shares, cease to be shareholders of Amalco and will be entitled only to receive a cheque representing the Cash Component (after deducting any withholding tax, as applicable) which they have the right to receive under the Amalgamation, following the presentation and surrender by such Shareholders to the Depositary of their respective Letter of Transmittal, duly completed in accordance with the instructions contained therein, and such other documents as the Depositary may in its discretion consider acceptable, together with Share certificates representing all of the Shares held by such Shareholders unless payment of the aforesaid Cash Component has not been made in accordance with the provisions of the Amalgamation Agreement, in which case the rights of such Shareholder will remain unaffected. Under no circumstances will interest on such Cash Component be payable by Amalco or the Depositary as a result of any delay in paying such Cash Component or otherwise. See "The Amalgamation - Letter of Transmittal, procedure for exchange of certificates by Shareholders".

Letter of Transmittal, procedure for exchange of certificates by Shareholders

Shareholders will be required to return the duly completed Letter of Transmittal in order to receive the Consideration (after deducting any withholding tax, as applicable), to which they are entitled under the Amalgamation.

The details of the procedures for the deposit of Share certificates representing the Shares and the delivery by the Depositary of the MTY Shares and payment by the Depositary of the Cash Component (subject to rounding) are set out in the Letter of Transmittal accompanying this Information Circular.

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Shareholders who have questions on the Letter of Transmittal should contact the Depositary at 1-800-564-6253 (toll-free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. The Letter of Transmittal can also be found on SEDAR under IRG's issuer profile at www.sedar.com.

Amalco will, as soon as practicable following the later of the Effective Date and the presentation and surrender to the Depositary of certificates representing a Shareholder's Shares and the Letter of Transmittal, duly completed in accordance with the instructions contained therein, and such other documents as the Depositary may in its discretion consider acceptable, deliver or cause the Depositary to deliver to such holder MTY Shares and the Cash Component (subject to rounding) which such holder has the right to receive under the terms of the Amalgamation. Certificates representing Shares so surrendered will forthwith be cancelled.

Until surrendered as contemplated under the terms of the Amalgamation, each certificate which immediately prior to the Effective Date represented one or more outstanding Shares will be deemed at all times after the Effective Date to represent only the right to receive, upon such surrender, MTY Shares and the dividends and distribution accruing to the holder of such shares, if any, and the Cash Component payable upon the redemption of the Amalco Redeemable Shares (less any applicable withholding tax) which such holder has the right to receive under the terms of the Amalgamation, subject to rounding, as described under the heading "The Amalgamation - Amalgamation mechanics". Any certificates formerly representing the Shares that are not presented and surrendered to the Depositary as set forth herein, or any cheques representing the Cash Component payable pursuant to the Amalgamation not presented for payment, on or before the sixth anniversary of the Effective Date will, subject to the requirements of applicable Law with respect to unclaimed property, cease to represent a right or claim of any kind or nature. In such cases, the right of the holder of such certificates to receive, under the terms of the Amalgamation, the Cash Component to which such holder is entitled will be forfeited to Amalco and the right of such holder to be issued, under the terms of the Amalgamation, MTY Shares, together with all dividends and distributions thereon, if any, will be cancelled.

If a Share certificate has been lost, stolen or destroyed, the Depositary will, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, MTY Shares and pay the Cash Component payable upon the redemption of the Amalco Redeemable Shares (net of withholding tax, if applicable, and subject to rounding), by way of cheque, which such holder has the right to receive under the terms of the Amalgamation in accordance with such holder's duly completed Letter of Transmittal. When authorizing such issuance and payment in exchange for the lost, stolen or destroyed certificate, the holder to whom MTY Shares and the Cash Component is to be issued and paid will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Amalco and the Depositary in connection with any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Any use of the mail to transmit a Share certificate, a related Letter of Transmittal, and any other required documents, is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.

Shareholders whose Shares are registered in the name of an Intermediary should reach out to such Intermediary for instructions and assistance in delivering Share certificates representing those Shares.

Expenses of the Amalgamation

IRG estimates that expenses of approximately $3.8 million in the aggregate will be incurred by IRG in connection with the Amalgamation. Except as otherwise provided for in the Combination Agreement, all costs and expenses of the Parties in connection with the Amalgamation are to be paid by the Party

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incurring such expenses. IRG may also be required to pay to MTY, in certain circumstances, the Termination Fee. In addition, IRG and MTY may also be required to reimburse the other Party's expenses in certain circumstances. See "Summary of the Combination Agreement - Termination fees and expenses".

Interest of certain persons in the Amalgamation

The directors and executive officers of IRG may have interests in the Amalgamation that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Amalgamation by Shareholders.

Common Shares

As of January 12, 2018, the directors and executive officers of IRG, owned or exercised control or direction over, directly or indirectly, in the aggregate, 119,000, or approximately 0.20%, of the Shares. All of the Shares held by the directors and executive officers of IRG will be treated in the same fashion under the Amalgamation as Shares held by any other Shareholder.

The directors and executive officers of the Corporation who own or exercise control or direction over Shares have indicated they intend to vote their Shares in favour of the Amalgamation Resolution and have entered into support and voting agreements. See "The Amalgamation - Support and Voting Agreements".

Options

As at January 12, 2018, the executive officers of the Corporation owned an aggregate of [1,275,000] Options granted pursuant to the Stock Option Plan.

Pursuant to the Combination Agreement, at the Effective Time, each Option then outstanding will become an option to acquire an Amalco Common Share with an "in-the-money" value, at the Effective Time, equal to the "in-the-money" value of the corresponding Option immediately prior to the Effective Time. As a condition to the obligations of MTY under the Combination Agreement, the holders of a specified number of Options in the IRG Disclosure Letter will have, prior to the Effective Time, entered into a Surrender and Indemnity Agreement with IRG and MTY, in respect of such Options outstanding as of the Effective Date that will become options to acquire Amalco Common Shares, which will provide that, among other things, the holder of such Amalco options will surrender each such Amalco option to Amalco immediately following the Effective Time for a cash payment equal to the difference, if any, between $4.10 and the Exercise Price of such Amalco option, less any applicable statutory withholdings. If the Amalgamation is completed and assuming no vested Options are exercised between January 12, 2018 and the Effective Date, the executive officers of IRG will receive, in exchange for all Options held by them as at January 12, 2018, an aggregate amount of approximately $2,653,500.

DSUs

As at January 12, 2018, the directors of the Corporation held an aggregate of 331,660 DSUs granted pursuant to the DSU Plan.

Pursuant to the Combination Agreement, Each DSU, will be treated in accordance with the Surrender and Indemnity Agreement entered into between the holder of the DSU, MTY and IRG which will provide for, among other things, each DSU to be surrendered to IRG immediately before the Effective Time for cancellation in exchange of a cash payment per DSU equal to the DSU Consideration, less any applicable statutory withholding. The aggregate amount of cash representing the DSU Consideration will only be determined on the day prior to the Effective Date based on the volume-weighted average price of the Shares for the 10 trading days on the TSX immediately prior to the Effective Date. Assuming that the

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Effective Date had occurred on the date hereof, the aggregate amount of DSU Consideration payable in cash to the directors of the Corporation would be approximately $1.39 million. In connection with the Amalgamation, the directors will also receive payment for any additional DSUs which may be granted as dividend equivalents pursuant to the terms of the DSU Plan for any dividends paid by the Corporation after the date hereof and prior to the closing of the Amalgamation.

Cash payments to directors and executive officers of the Corporation pursuant to incentive awards and change of control agreements and shareholdings of directors and executive officers of the Corporation

Other than in respect of options, DSUs and the applicable fees paid to the Special Committee approved by the Board in connection with the Amalgamation payable to the members of the Special Committee, none of the directors of the Corporation will receive any payment as a Shareholder as a result of the Amalgamation, except with respect to Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

The chart below sets out for each director and executive officer of the Corporation: (i) the number of Shares beneficially owned by such director and executive officer and his or her associates and affiliates or over which he or she exercise control or direction; and (ii) the amount of cash payable pursuant to the Amalgamation for Options, DSUs held by each director and executive officer of IRG. If the Amalgamation is completed, the executive officers of the Corporation will not be entitled to receive any compensation solely as a result of the change of control of the Corporation except for: (i) the cash payments for the Options and DSUs described below; (ii) the Shares beneficially owned by the executive officers of the Corporation, which will be paid on the same terms as all other Shareholders; and (iii) the payment described under "Interest of certain persons in the Amalgamation - Change of control agreements".

Name and State/Province of Residence	Shares Held(1)	Cash payment with respect to Options	Cash payment with respect to DSUs (2)
Directors
François-Xavier Seigneur Quebec, Canada	100,000	---	$324,262
Frank Hennessey(3) Quebec, Canada	0	$2,244,000	$212,942
Gary William O'Connor Quebec, Canada	0	---	$72,894
Pierre A. Raymond Quebec, Canada	11,000	---	$189,832
David D. Sgro New Jersey, United States	0	---	$62,100
Anne-Marie Laberge Quebec, Canada	0	---	$46,248
Michael Forsayeth Ontario, Canada	8,000	---	$211,203
Patrick H. Sugrue Florida, United States	0	---	$215,091
Roula Zaarour Quebec, Canada	0	---	$51,904
Executive Officers

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Name and State/Province of Residence	Shares Held(1)	Cash payment with respect to Options	Cash payment with respect to DSUs (2)
Isabelle Breton Quebec, Canada	0	$43,500	---
Tania M. Clarke Quebec, Canada	0	$366,000	---
Total	119,000	$2,653,500	$1,386,475

Notes:

Change of control agreements

(1)	As at January 12, 2018
(2)

The aggregate amount of cash representing the DSU Consideration will only be determined on the day prior to the Effective Date based on the volume-weighted average price of the Shares for the 10 trading days on the TSX immediately prior to the Effective Date. The figures in the above table assume that the Effective Date had occurred on the date hereof. In connection with the Amalgamation, the directors will also receive payment for any additional DSUs which may be granted as dividend equivalents pursuant to the terms of the DSU Plan for any dividends paid by the Corporation after the date hereof and prior to the closing of the Amalgamation.

(3)	Mr. Hennessey is also President and Chief Executive Officer of IRG.

IRG has in place an agreement with Frank Hennessey (CEO) that contains change of control provisions (the "Employment Agreement").

The Employment Agreement provides for additional compensation to be paid to Mr. Hennessey as a result of a cessation of employment following a change of control, such as the Amalgamation, in an amount equal to (i) one year of base salary; (ii) an amount equivalent to the average annual bonus paid in the two previous years; and (iii) reimbursement of reasonable moving expenses.

Continuing insurance coverage for directors and executive officers of the Corporation

The Combination Agreement provides that, prior to the Effective Date, the Corporation will purchase customary tail policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by IRG and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Combination Agreement also provides that MTY will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date, provided that MTY will not be required to pay any amounts in respect of such coverage prior to the Effective Date.

Sources of funds for the Amalgamation

To finance the Cash Component, MTY will borrow funds from its existing line of credit, which is fully committed by a syndicate of lenders led by a Canadian chartered bank. The facility consists of a $305 million revolving credit facility, of which $210.5 million was drawn as of the date of this Information Circular. A $75 million accordion feature is also available to MTY. MTY may also undertake alternative permanent financing to finance the transaction.

SUMMARY OF THE COMBINATION AGREEMENT

IRG entered into the Combination Agreement with MTY on December 11, 2017. The Combination Agreement and the Amalgamation Agreement are the legal documents that govern the Amalgamation. The Amalgamation Agreement will be signed on the Effective Date. The following is a summary of the material terms of the Combination Agreement and is subject to, and is qualified in its entirety by, the full

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text of the Combination Agreement which is filed on SEDAR under IRG's issuer profile at www.sedar.com. IRG urges Shareholders to read the Combination Agreement and the Amalgamation Agreement in their entirety. The Combination Agreement establishes and governs the legal relationship between IRG and MTY with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about IRG or MTY.

Pursuant to the Combination Agreement, it was agreed that the Parties would carry out the Amalgamation in accordance with the Combination Agreement and the Amalgamation Agreement. See "The Amalgamation - Amalgamation mechanics".

Capitalized terms used below which are not otherwise defined herein have the meaning ascribed thereto in the Combination Agreement, which is available on SEDAR under IRG's issuer profile at www.sedar.com.

Effective Date of the Amalgamation

Pursuant to the Combination Agreement, after obtaining the Required Shareholder Approval and the Regulatory Approvals and upon the other conditions in the Combination Agreement being satisfied or waived (if permitted), IRG will file the Articles of Amalgamation with the Director giving effect to the Amalgamation as soon as reasonably practicable, but in any event, within five Business Days following the satisfaction or the waiver of all the closing conditions (except for closing conditions that, by their terms, cannot be satisfied until the Effective Date) unless otherwise agreed in writing by IRG and MTY. Pursuant to Section 186 of the CBCA, the Certificate of Amalgamation attests the consummation of the Amalgamation as of the date shown on the Certificate of Amalgamation. As of the Effective Time, (i) the amalgamation of IRG and MTY Subco and their continuance as Amalco will become effective; (ii) the property of each of IRG and MTY Subco will continue to be the property of the Amalco; (iii) Amalco will continue to be liable for the obligations of each of IRG and MTY Subco; (iv) an existing cause of action, claim or liability to prosecution will be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against IRG or MTY Subco may be continued to be prosecuted by or against Amalco; (vi) a conviction against, or ruling, order or judgment in favour of or against, IRG or MTY Subco may be enforced by or against Amalco; and (vii) the Articles of Amalgamation will be deemed to be the articles of incorporation of Amalco and the Certificate of Amalgamation will be deemed to be the certificate of incorporation of Amalco.

Closing of the Amalgamation will occur as soon as reasonably practicable after the date on which the Required Shareholder Approval and Regulatory Approvals have been obtained and all other conditions to the completion of the Amalgamation have been satisfied or waived (if permitted). It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including a delay in obtaining the Regulatory Approvals.

Representations and warranties

The Combination Agreement contains certain representations and warranties made by the Corporation to MTY relating to the following: incorporation, formation and qualification, authorization, Fairness Opinion, Board and Special Committee approval, no conflict, required authorizations, required consents, execution and binding obligation, authorized and issued capital of IRG, subsidiaries, shareholders' agreements and similar agreements, rights plan, reporting issuer status, no orders, U.S. securities laws matters, reports, related party transactions, no other agreements to purchase, corporate records, conduct of business in Ordinary Course, compliance with Laws, authorizations, title to assets, owned property, franchisee owned properties, leases and head leases, material contracts, enforceability of material contracts; no breach of contracts, accounts receivable, intellectual property, books and records, financial statements, no undisclosed liabilities, auditors, foreign currency hedging arrangements, bank accounts and powers of attorney, disclosure controls and internal control over financial reporting, franchise matters, corporate

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restaurants, environmental matters, Tax matters, employees, Employee Plans, insurance, litigation, no "collateral benefit", brokers and funds available.

The Combination Agreement contains certain representations and warranties made by MTY relating to the following: incorporation, formation and qualification, authorization, no conflict, required authorizations, required consents, execution and binding obligation, authorized and issued capital of MTY, MTY Shares, subsidiaries, reporting issuer status, no orders, U.S. securities law matters, reports, absence of certain changes, litigation, compliance with Laws, brokers, books and records, financial statements, no undisclosed liabilities, auditors, disclosure controls and internal control over financial reporting, Tax matters, security ownership, Investment Canada Act, vote required and funds available.

Those representations and warranties were made as of specific dates solely and are subject to important qualifications and limitations agreed to by the Parties at the time of the negotiation of the terms of the Combination Agreement. Moreover, some of the representations and warranties contained in the Combination Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that may be different from what is considered material by Shareholders, or those that may have been used for the purpose of allocating risk between the parties to the Combination Agreement rather than for the purpose of establishing facts. Information concerning the subject matter of the representations and warranties may have changed since the date of the Combination Agreement. For the foregoing reasons, Shareholders should not rely on the representations and warranties contained in the Combination Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties of the Corporation and MTY contained in the Combination Agreement will not survive the completion of the Amalgamation and will expire and be terminated on the earlier of the Effective Time and the date on which the Combination Agreement is terminated in accordance with its terms.

Regulatory Approvals

The Parties agreed that, as soon as reasonably practicable but not later than 10 Business Days after the date of the Combination Agreement, MTY would file an application with the Commissioner of Competition for an advance ruling certificate pursuant to Section 102 of the Competition Act. If the Parties determine that a pre-merger notification under Part IX of the Competition Act is required and advisable, each of MTY and Imvescor agreed to file their respective notifications as soon as reasonably practicable. The application for an advance ruling certificate with the Commissioner of Competition was filed on December 22, 2017.

IRG and MTY will cooperate in good faith to obtain the Regulatory Approvals, including by providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Parties, acting reasonably, advisable, and by cooperating in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities.

Subject to certain limitations and conditions, each of IRG and MTY will: (a) promptly inform the other Party of any material communication received by such Party in respect of obtaining or concluding the Regulatory Approvals; (b) use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by the Combination Agreement in respect of obtaining or concluding the Regulatory Approvals; (c) permit the other Party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals, and provide the other Party a reasonable opportunity to comment thereon and consider those comments in good faith; (d) promptly provide the other Party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of obtaining or concluding the Regulatory Approvals; (e) not participate in any substantive

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meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party or its legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise; and (f) keep the other Party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

Pursuant to the terms of the Combination Agreement, MTY has agreed to use commercially reasonable efforts to obtain Competition Act Approval. However, such commercially reasonable efforts will not require MTY and its Affiliates to: (i) take any steps or actions that would, in their reasonable discretion, affect their right to own, use or exploit their respective businesses, operations or assets or the right of IRG and its Subsidiaries to own, use or exploit their respective businesses, operations or assets; (ii) negotiate or agree to the sale, divestiture or disposition by MTY of any of its business, operations or assets or those of its Affiliates, IRG or its Subsidiaries; or (iii) negotiate or agree to any form of behavioural remedy including an interim or permanent hold separate order. In addition, IRG and MTY will be equally responsible for the government filing fee required in connection with making a filing under the Competition Act.

The TSX has conditionally approved the listing of the MTY Shares issuable pursuant to the Combination Agreement. The listing of the MTY Shares is subject to MTY fulfilling the customary requirements of the TSX following the close of the Business Day following the closing of the Amalgamation.

For more information, see "Certain legal and regulatory matters - Regulatory Approvals".

Covenants

The Combination Agreement contains customary negative and affirmative covenants on the part of both Parties.

Operation of business by IRG

IRG agreed that, until the earlier of: (i) the Effective Date; or (ii) the date the Combination Agreement is terminated pursuant to its terms, unless otherwise agreed in writing by MTY, as disclosed in the IRG Disclosure Letter or as is otherwise expressly permitted or specifically contemplated by the Combination Agreement (including pursuant to the Pre-Amalgamation Reorganization) or as is otherwise required by applicable Law or a Governmental Entity:

(a)

the business of IRG and its Subsidiaries will be conducted only in, and IRG and its Subsidiaries will not take any action, except in the Ordinary Course, and IRG will use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and employees, in each case, consistent with past practice;

(b)

IRG will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Shares owned by any Person or the securities of any Subsidiary owned by a Person other than IRG except Permitted Dividends; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of IRG or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of IRG or its Subsidiaries, other than the issuance of Shares issuable pursuant to the terms of the outstanding Options; (v) redeem, purchase or otherwise acquire or subject to an Encumbrance any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, including pursuant to a normal course issuer bid, automatic purchase plan or otherwise, unless otherwise required by the terms of such securities and other than in transactions between two or more IRG

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wholly-owned Subsidiaries or between IRG and a IRG wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities (it being understood that IRG will be permitted to accelerate the vesting of any unvested Options); (vii) undertake any capital reorganization or reduce the stated capital of any outstanding securities of IRG or any of its Subsidiaries; (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of IRG or any of its Subsidiaries; (ix) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding Shares or other securities; (x) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions, comments or orders of a Security Authority; (xi) enter into, modify or terminate any Contract with respect to any of the foregoing; or (xii) (A) file or make any material Tax Return or any material amended Tax Return, except as required by Law and in a manner consistent with past practice, (B) enter into any material agreement with a Governmental Entity with respect to Taxes, (C) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (D) consent to the extension or waiver of the limitation period applicable to any material Tax matter, (E) materially amend or change any of its methods of reporting or accounting for income, for income Tax purposes, except as may be required by Law, (F) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to material Taxes, and (G) intentionally take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to MTY and/or its Subsidiaries in respect of any property owned or to be owned directly or indirectly by IRG or its Subsidiaries, or transfer, sell, give or distribute property of IRG or one of its Subsidiaries, or any property substituted therefor (within the meaning of paragraph 88(1)(c.3) of the Tax Act) to a person described in any of subclauses 88(1)(c)(vi)(B)(I)(III) of the Tax Act, other than to IRG or one of its Subsidiaries;

(c)	IRG will promptly notify MTY in writing of any circumstance or development that, to the knowledge of IRG, is or would reasonably be expected to constitute a Material Adverse Effect in respect of IRG;

(d)

IRG will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of, surrender, let lapse, lose the right to use, mortgage, license, transfer or grant an Encumbrance (other than a Permitted Encumbrance) on any assets of IRG or of any Subsidiary, except in the Ordinary Course; (ii) without the consent of MTY, acting reasonably, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any property or assets of any other Person; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially the same market terms and (b) Indebtedness incurred in the Ordinary Course not to exceed $2 million in the aggregate; (iv) pay, discharge, settle, satisfy, compromise, waive, assign or release any action, claim, proceeding, liability or obligation (including any regulatory investigation), other than the payment, discharge or satisfaction of liabilities incurred in the Ordinary Course, or with the consent of MTY, acting reasonably; (v) release or relinquish, or authorize or propose to do so, any right under a Material Contract; (vi) in respect of any assets of IRG or of any Subsidiary, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, Intellectual Property rights, or other material document; (vii) abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations; (viii) enter into a new line of business or materially change the business or regulatory strategy of IRG or its Subsidiaries; (ix) authorize any material change to any of its Franchise Agreements or royalty or fee schedule; (x) enter into or terminate any hedges,

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derivatives, swaps, forward sales contracts or other financial instruments or like transaction; or (xi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)

IRG will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date of the Combination Agreement would be a Material Contract; (ii) enter into any Contract that limits or otherwise restricts IRG or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict MTY or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into the Combination Agreement; or (iii) terminate or cancel, or allow to lapse or amend or modify any Material Contract, provided that, none of IRG or any of its Subsidiaries will extend the term of any Material Contract for an additional term exceeding 12 months (provided, however, that a certain lease agreement identified in the IRG Disclosure Letter will not be extended beyond its current term);

(f)

other than (i) as is necessary to comply with applicable Laws; (ii) in accordance with any incentive or compensation arrangement in effect on December 11, 2017, or Employee Plan; (iii) as otherwise agreed by MTY, neither IRG nor any of its Subsidiaries: (A) will grant to any employee, officer or director of IRG or any of its Subsidiaries a bonus or an increase in salary or compensation in any form (including the grant of a bonus or other compensation triggered as a result of or in connection with the Amalgamation); (B) grant any salary increase in excess of 2% or change IRG's bonus structure or amount of bonus of any IRG Employee; (C) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (D) hire and/or enter into new employment agreements with any new executive employees or officers of IRG or any of its Subsidiaries; (E) amend any employment agreement with any executive employee, officer or director of IRG or any of its Subsidiaries; (F) increase any benefits payable under its current severance or termination pay policies; or (G) adopt or materially amend or make any contribution to any IRG Employee Plan;

(g)

IRG will not, and will not permit any of its Subsidiaries to, make, in one transaction or in a series of related transactions, any loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or enter into any Contract with or make any loans to, on behalf or for the benefit of, any shareholder, officer or director of IRG or any of its Subsidiaries, or any of their respective Affiliates or associates;

(h)

IRG will use commercially reasonable efforts to defend all lawsuits or other Legal Action to which it is a party and IRG will not, and will not permit any of its Subsidiaries to, waive, release, settle or compromise, without the consent of MTY, acting reasonably: (i) any material Legal Action, including those described in the IRG Disclosure Letter, or any material claim; or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of IRG in its capacity as such and that (a) requires any payment to such security holders by IRG or any Subsidiary or (b) adversely affects in any material respect the ability of IRG and the Subsidiaries to conduct their businesses; and

(i)

IRG will not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering IRG or any of its Subsidiaries, including directors' and officers' insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to the terms of the Combination Agreement, none of IRG or any of its Subsidiaries will obtain or renew any insurance (or re- insurance) policy for a term exceeding 12 months.

Permitted Dividends

Under the terms of the Combination Agreement, during the period between the execution of the Combination Agreement and the Effective Date, IRG will be permitted to declare and pay a dividend on

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the Shares not in excess of $0.0225 per Share that is declared by the Board on or about the date of the release of the IRG 2017 Financial Statements, or such other dividends expressly authorized by MTY.

Covenants of IRG regarding the Amalgamation

IRG also agreed that, until the earlier of (i) the Effective Date or (ii) the date the Combination Agreement is terminated pursuant to its terms, IRG will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by IRG or any of its Subsidiaries, as the case may be, under the Combination Agreement and will use commercially reasonable efforts to do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Combination Agreement and, without limitation, IRG will, and where appropriate will cause its Subsidiaries to:

(a)	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in the Combination Agreement;

(b)

notify MTY forthwith upon becoming aware of any notice regarding the exercise or payment of any Options and DSUs, and inform MTY of all information (including the identity of the giver thereof) known to it regarding such notice;

(c)

use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to IRG or any of its Subsidiaries challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement;

(d)

use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under the Material Contracts in connection with the Amalgamation or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Amalgamation, in each case, on terms that are reasonably satisfactory to MTY, and without paying, and without committing itself or MTY to pay, any consideration or incur any liability or obligation without the prior written consent of MTY;

(e)

use commercially reasonable efforts to cause to be delivered to MTY on the Effective Date resignations and releases (in a form satisfactory to MTY, acting reasonably), effective upon the Effective Time having occurred, of the directors of any of IRG's Subsidiaries designated in writing by MTY prior to the Effective Date, and causing them to be replaced by Persons nominated by MTY effective as of the Effective Time;

(f)

not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; or (ii) adversely affect IRG's ability to perform and comply with its covenants and agreements under the Combination Agreement;

(g)

promptly advise, first orally and then in writing, MTY of (i) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with the Combination Agreement or the Amalgamation; or (ii) any death, resignation, termination of employment or other departure of any director or senior officer of IRG or any of its Subsidiaries; and

(h)	as soon as practicable after the date of the Combination Agreement, use commercially reasonable efforts to send such notices or obtain such consents, each prior to the Effective Time,

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that are necessary to be sent or obtained in connection with a change of control under the Material Contracts, the Leases and the Franchise Agreements, provided for greater certainty that IRG shall not be required to pay or commit itself or MTY to pay, any consideration or incur any liability or obligation in connection with the satisfaction of its obligations described in this paragraph.

Operation of business by MTY

MTY has also agreed that until the earlier of (i) the Effective Date or (ii) the date the Combination Agreement is terminated pursuant to its terms, MTY will not, directly or indirectly, (a) amend its articles, charter or by-laws or other comparable organizational documents; (b) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the MTY Shares owned by any Person or the securities of any Subsidiary owned by a Person other than IRG except for quarterly dividends consistent with past practice and any increases in dividends consistent with past practices; (c) adjust, subdivide, combine or reclassify its share capital; (d) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of MTY or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of MTY or its Subsidiaries, other than the issuance of MTY Shares issuable pursuant to the terms of outstanding options of MTY; (e) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of MTY or any of its Subsidiaries; (f) make any change in its accounting methods or policies or adopt new accounting policies, in each case except as required in accordance with GAAP or applicable Laws or pursuant to written instructions comments or orders of a Security Authority; or (g) authorize, agree, resolve or otherwise commit to do any of the foregoing.

MTY will promptly notify IRG in writing of any circumstance or development that, to the knowledge of MTY, is or would reasonably be expected to constitute a Material Adverse Effect in respect of MTY.

Covenants of MTY regarding the Amalgamation

MTY also agreed that, until the earlier of (i) the Effective Date or (ii) the date the Combination Agreement is terminated pursuant to its terms, MTY will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by MTY or any of its Subsidiaries, under the Combination Agreement and will use its commercially reasonable efforts to do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Combination Agreement and, without limitation, MTY will, and where appropriate will cause its Subsidiaries to:

(a)	use its commercially reasonable efforts to satisfy the conditions precedent under its control set forth in the Combination Agreement;

(b)

use commercially reasonable efforts to: (i) defend all lawsuits or other Legal Action to which it is a party challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to MTY or any of its Subsidiaries challenging or affecting the Combination Agreement, the Amalgamation or the consummation of the transactions contemplated by the Combination Agreement;

(c)

use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on MTY or its Subsidiaries with respect to the transactions contemplated by the Combination Agreement;

(d)

not, and cause each of its Subsidiaries not to enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; or (ii) adversely affect MTY's ability to perform and comply with its covenants and agreements under the Combination Agreement;

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(e)

promptly advise IRG, first orally and then in writing, of any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with the Combination Agreement or the Amalgamation; and

(f)

immediately prior to the filing of the Articles of Amalgamation, provide, or cause MTY Subco to provide, the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to IRG and MTY) to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation and a treasury order relating to the issuance of a sufficient number of MTY Shares required to satisfy aggregate Consideration to be issued to Shareholders pursuant to the Amalgamation.

Payment of the Consideration

MTY will immediately prior to the date of the filing by IRG of the Articles of Amalgamation with the Director pursuant to the terms of the Combination Agreement, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to IRG and MTY, each acting reasonably) and a treasury order relating to the issuance of a sufficient number of MTY Shares to complete all of the transactions contemplated by the Combination Agreement and the Amalgamation and to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation.

Covenants of IRG regarding non-solicitation

Non-solicitation

IRG has agreed, except as expressly permitted by the Combination Agreement, not to directly or indirectly, through any of its Representatives or Subsidiaries, (i) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, of IRG or any Subsidiary or entering into any form of Contract) any inquiries, submissions, proposals or offers that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than MTY and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (iii) make a Change in Recommendation; or (iv) accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by the Combination Agreement) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

IRG has agreed that it will, and will cause its Subsidiaries and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations with any Person (other than MTY and its Affiliates) commenced prior to the date of the Combination Agreement with respect to any inquiry, proposal or offer that may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination will: (i) immediately discontinue access to and disclosure of all confidential information regarding IRG or any of its Subsidiaries; and (ii) to the extent that such information has not been previously returned or destroyed promptly request, and exercise all rights it has to require the return or destruction of, all copies of any confidential information regarding IRG or any of its Subsidiaries provided to any Person other than MTY and its Representatives and use its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

IRG represented and warranted that, in the last 12 months, IRG had not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement to which IRG or any Subsidiary is a party, in connection with any transaction that would constitute an Acquisition Proposal if made after the date of the Combination Agreement, and further covenanted and agreed (i) that IRG will and will cause any Subsidiary to seek to take all necessary action to enforce each confidentiality, standstill, non-disclosure,

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non-solicitation or similar agreement or covenant to which IRG or any Subsidiary is a party as of the date of the Combination Agreement; and (ii) IRG will and will cause any of its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting IRG, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement or covenant to which IRG or any Subsidiary is a party, without the prior written consent of MTY (which may be withheld, conditioned or delayed in MTY's sole and absolute discretion).

Nothing contained in the Combination Agreement will prohibit the Board from taking any action to fulfill its disclosure or legal obligations to Shareholders or from making a Change in Recommendation prior to the Effective Date, if in the good faith judgement of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board's exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including issuing a directors' circular under applicable Securities Laws or calling and holding a meeting of Shareholders requisitioned by such Shareholders in accordance with the CBCA); provided that IRG and its Representatives are not otherwise in breach of the non-solicitation covenants described above.

Notification of Acquisition Proposals

If IRG or any of its Subsidiaries or any of their respective Representatives, receives a bona fide Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to IRG or any Subsidiary in connection with an Acquisition Proposal, IRG will promptly notify MTY, at first orally, and then as soon as practicable and in any event within 48 hours in writing, of such Acquisition Proposal, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal. IRG will keep MTY reasonably informed on a current basis of the status of material developments and negotiations with respect to such Acquisition Proposal.

Responding to an Acquisition Proposal

The Combination Agreement provides that, notwithstanding IRG's non-solicitation covenants set forth therein, or any other agreement between the Parties, including the Confidentiality Agreement, if at any time prior to obtaining the Required Shareholder Approval, IRG receives a written Acquisition Proposal, IRG may (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal; and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, or furnish access to confidential information of IRG or its Subsidiaries, if and only if, in the case of this clause (ii):

(a)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with IRG or any of its Subsidiaries;

(b)

the Board will have determined in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal;

(c)	IRG has been, and continues to be, in compliance with its non-solicitation covenants;

(d)

prior to providing any such copies or access, IRG enters into a confidentiality agreement with such Person that contains standstill, confidentiality and other terms that are no less favourable to IRG than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person will have already been (or simultaneously be) provided to MTY (by posting such information in a data room or otherwise); and

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(e)

prior to providing any such copies, access or disclosure, IRG provides MTY with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in subparagraph (d) above.

Right to match

If IRG receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the Shareholders, the Board (or any committee thereof) may, subject to compliance with the termination provisions of the Combination Agreement, make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with IRG or any of its Subsidiaries;

(b)	IRG has been, and continues to be, in compliance with its non-solicitation covenants;

(c)

IRG has delivered to MTY a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms as well as a copy of any draft agreement in respect thereof that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the "Superior Proposal Notice");

(d)	at least five Business Days (the "Matching Period") have elapsed from the date on which MTY received the Superior Proposal Notice;

(e)

during any Matching Period, MTY has had the opportunity (but not the obligation) to offer to amend the Combination Agreement and the Amalgamation Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(f)

after the Matching Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Combination Agreement and the Amalgamation as proposed to be amended by MTY).

During the Matching Period: (a) the Board will review any offer made by MTY to amend the terms of the Combination Agreement and the Amalgamation Agreement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) IRG will negotiate in good faith with MTY to make such amendments to the terms of the Combination Agreement and the Amalgamation Agreement as would enable MTY to proceed with the transactions contemplated by the Combination Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, IRG will promptly so advise MTY and IRG and MTY will amend the Combination Agreement to reflect such offer made by MTY, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal, and MTY will be afforded a new five Business Days Matching Period from the date on which MTY received the Superior Proposal Notice.

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If IRG provides a Superior Proposal Notice to MTY on a date that is less than 10 Business Days before the Meeting, IRG will be entitled to and will, upon written request of MTY acting reasonably, postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting.

Nothing contained in the Combination Agreement will prevent the Board or the Special Committee from (i) responding through a directors' circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal; or (ii) calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal. to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Covenants relating to access to information and confidentiality

From the date of the Combination Agreement until the earlier of the Effective Date and the termination of the Combination Agreement, IRG will, and will cause its Subsidiaries and Representatives, subject to all applicable Laws and in accordance with the Confidentiality Agreement to, give to MTY and its Representatives, upon reasonable notice, full access to its and its Subsidiaries' officers, employees, agents, Books and Records, Contracts, financial and operating data, information relating to Legal Actions or other information with respect to the assets or business of IRG and its Subsidiaries as MTY or its Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated in the Combination Agreement, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of IRG. Without limiting the foregoing: (a) MTY and its Representatives will, upon reasonable prior notice, have the right to conduct inspections of each of the owned properties and Leased Properties; and (b) IRG will, upon MTY's request, facilitate discussions between MTY and any third party from whom consent may be required.

Covenants relating to reorganization transactions

IRG agreed that, upon MTY's request to be provided by way of written notice at least 15 Business Days prior to the Effective Date, IRG will use its commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as MTY may request, acting reasonably (each a "Pre-Amalgamation Reorganization"); (ii) cooperate with MTY and its advisors to determine the manner in which any such Pre-Amalgamation Reorganizations might most effectively be undertaken; and (iii) cooperate with MTY and its advisors to seek to obtain consents or waivers which might be required from IRG's lenders under its existing credit facility in connection with the Pre-Amalgamation Reorganizations, if any, provided that any Pre-Amalgamation Reorganization shall not become effective unless MTY has irrevocably waived or confirmed in writing the satisfaction of all conditions in its favour under the Combination Agreement.

IRG will not be obligated to participate in any Pre-Amalgamation Reorganization unless IRG determines in good faith that such Pre-Amalgamation Reorganization:

(a)	can be completed prior to the Effective Date;

(b)	is not, in the opinion of IRG or IRG's counsel, acting reasonably, prejudicial to IRG, the IRG Securityholders or the IRG Employees;

(c)	does not impair the ability of IRG to consummate, and will not materially delay the consummation of, the Amalgamation;

(d)	does not unreasonably interfere with the ongoing operations of IRG and its Subsidiaries;

(e)	will not require the approval of the Shareholders and will not require MTY to obtain the approval of its shareholders;

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(f)	is effected as close as reasonably practicable prior to the Effective Time;

(g)	will not form part of, impair, impede or prevent the receipt of any Regulatory Approvals;

(h)	does not require the directors, officers, employees or agents of IRG or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(i)

will not be considered to constitute a breach of the representations, warranties or covenants of IRG under the Combination Agreement (including where any such Pre-Amalgamation Reorganization requires the consent of any third party under a Contract);

(j)

does not require IRG or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on any IRG Securityholders incrementally greater than the Taxes or other consequences to such Party in connection with the completion of the Amalgamation in the absence of the Pre-Amalgamation Reorganizations; and

(k)	does not result in any breach by IRG or any of its Subsidiaries of any Material Contract or any breach by IRG or any of its Subsidiaries of their respective organizational documents or Law.

MTY agreed that it will be responsible for all reasonable costs and expenses associated with any Pre-Amalgamation Reorganization to be carried out at its request, including liabilities, fees, damages, penalties and Taxes that may be incurred (actual out-of-pocket costs and expenses for filing fees and external counsel and auditors) which may be incurred as a consequence of the implementation of or to unwind any such Pre-Amalgamation Reorganization if the Amalgamation is not completed and will indemnify and save harmless IRG, its Affiliates and their respective Representatives, as well as the IRG Securityholders and IRG Employees from and against any and all direct and indirect liabilities, losses, damages, fees, claims, Taxes, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Amalgamation Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred), including the unwinding, reversal, modification or termination of such Pre-Amalgamation Reorganization, if after participating in any Pre-Amalgamation Reorganization the Amalgamation is not completed other than due to a breach by IRG of the terms and conditions of the Combination Agreement. The obligation of MTY set out in this paragraph will be in addition to any other payment MTY may be obligated to make under the Combination Agreement and will survive termination of the Combination Agreement.

MTY may also, prior to the Effective Date at any time and from time to time, perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as MTY deems necessary or desirable (each, a "MTY Reorganization"), provided that such MTY Reorganization does not adversely affect MTY's ability to perform and comply with its covenants and agreements under the Combination Agreement. MTY must provide written notice to IRG of any proposed MTY Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, IRG and MTY will work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such MTY Reorganization, including any amendment to the Combination Agreement or the Amalgamation Agreement.

Alternative Transaction

If MTY concludes for any reason that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or take-over bid) whereby MTY, MTY Subco or their Affiliates would effectively acquire all of the securities or assets of IRG on the same economic and other terms and conditions (including tax treatment) and having consequences to IRG and the IRG Securityholders that are equivalent to or better than those contemplated by the Combination Agreement (an "Alternative Transaction") and MTY provides 5 Business Days' written notice to IRG of such Alternative Transaction,

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IRG agreed to support the completion of such Alterative Transaction in the same manner as the Amalgamation and shall otherwise fulfill its covenants contained in the Combination Agreement in respect of such Alterative Transaction.

Covenants relating to insurance and indemnification

Prior to the Effective Date, IRG will purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by IRG and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and MTY will, or will cause Amalco to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that MTY will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies will not exceed 250% of IRG's and its Subsidiaries current annual aggregate premium for policies currently maintained by IRG and its Subsidiaries.

MTY agreed to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of IRG and its Subsidiaries and acknowledged that such rights will survive the completion of the Amalgamation and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date. If IRG or any of its Subsidiaries or any of their respective successors or assigns will (i) amalgamate, consolidate with or merge or wind-up into any other Person and will not be a continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, MTY will ensure that proper provisions will be made so that the successors and assigns of IRG will assume all of the foregoing obligations.

Covenants relating to the listing of the new MTY Shares and the delisting of the Shares on the TSX

The TSX has conditionally approved the listing of the MTY Shares issuable pursuant to the Combination Agreement. The listing of the MTY Shares is subject to MTY fulfilling the customary requirements of the TSX following the close of the Business Day following the closing of the Amalgamation.

IRG and MTY will use their commercially reasonable efforts to cause the Shares to be de-listed from the TSX promptly following completion of the Amalgamation.

Covenants relating to MTY's board of directors

On the Effective Date, MTY will cause one individual designated by IRG (the "IRG Nominee"), who will meet MTY's eligibility requirements, to join the board of directors of MTY, the membership of which will be increased, if necessary, to accommodate such new director and to establish that the board of directors of MTY will be comprised of six directors. MTY will cause the IRG Nominee to be nominated for election to the board of directors of MTY for the two annual meetings of MTY called following the Effective Date; provided that if the IRG Nominee should resign, be ineligible or otherwise unable to serve as directors of MTY, IRG or Amalco, as applicable, will be entitled to nominate a replacement candidate for election.

Closing conditions

Mutual conditions precedent

Under the terms of the Combination Agreement, the Parties are not required to complete the Amalgamation unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	the Required Shareholder Approval in respect of the Amalgamation Resolution will have been obtained;

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(b)	the Regulatory Approvals will have been obtained and each such Regulatory Approval will be in force and will not have been modified in a manner that is unacceptable to the Parties;

(c)

no applicable Law (whether temporary, preliminary or permanent) will be in effect that makes the consummation of the Amalgamation illegal or otherwise prohibits or enjoins IRG or MTY from consummating the Amalgamation or any of the other transactions contemplated by the Combination Agreement;

(d)	no proceeding of a judicial or administrative nature will have been taken under any applicable Law or by Governmental Entity that prohibits or enjoins the consummation of the Amalgamation; and

(e)

if required to have been filed, as determined in accordance with the Combination Agreement, the Form F-8 or F-80, as applicable, regarding the offering and issuance of MTY Shares to US holders of Shares in connection with the Amalgamation will have been declared effective, will not have been withdrawn, and no stop order suspending the effectiveness of such registration statement will be in effect.

Additional conditions precedent to the obligations of MTY

MTY is not required to complete the Amalgamation unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of MTY and may only be waived by MTY:

(a)

IRG has fulfilled or complied in all material respects with each of the covenants of IRG under the Combination Agreement or under the Amalgamation Agreement to be fulfilled or complied with on or before the Effective Time and MTY will have received a certificate of IRG addressed to MTY and dated as of the Effective Date, signed on behalf of IRG by two senior officers of IRG, without personal liability, confirming the same;

(b)

the representations and warranties of IRG set forth in the Combination Agreement were true and correct in all respects (without regard to any materiality or "Material Adverse Effect" qualification contained therein) as of the Effective Time (except (i) for representations and warranties made as of a specified date, the accuracy of which will be determined as of such specified date; and (ii) references to IRG Interim Financial Statements in the representation of IRG relating to its financial statements in the Combination Agreement will be deemed to be references to the IRG 2017 Financial Statements from and as of the date of filing thereof), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IRG; and MTY will have received a certificate of IRG, addressed to MTY and dated as of the Effective Date, signed on behalf of IRG by two senior officers of IRG, without personal liability, confirming the same;

(c)	the approval of the holders of MTY Shares shall not be required;

(d)	Dissent Rights have not been exercised with respect to more than 20% of the issued and outstanding Shares;

(e)

the holders of such number of Options and DSUs set out in the IRG Disclosure Letter shall have delivered a Surrender and Indemnity Agreement to the satisfaction of MTY such that such Options and DSUs will be exercised or, to the extent outstanding on the Effective Date, cancelled in accordance with the terms of the Combination Agreement; and

(f)	since the date of the Combination Agreement, there will not have occurred a Material Adverse Effect in respect of IRG.

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Additional conditions precedent to the obligations of IRG

The Corporation is not required to complete the Amalgamation unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived by the Corporation:

(a)

MTY has fulfilled or complied in all material respects with each of the covenants of MTY under the Combination Agreement or under the Amalgamation Agreement to be fulfilled or complied with on or before the Effective Time and IRG will have received a certificate of MTY addressed to IRG and dated as of the Effective Date, signed on behalf of MTY by two senior officers of MTY, without personal liability, confirming the same;

(b)

the representations and warranties of MTY set forth in the Combination Agreement are true and correct in all respects (without regard to any materiality or "Material Adverse Effect" qualification contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MT; and IRG will have received a certificate of MTY, addressed to IRG and dated as of the Effective Date, signed on behalf of MTY by two senior officers of MTY, without personal liability, confirming the same;

(c)

MTY will have deposited with the Depositary in escrow on the Business Day immediately prior to the date of filing by IRG of the Articles of Amalgamation with the Director sufficient funds to complete the redemption of all of the Amalco Redeemable Shares immediately after the Amalgamation and a treasury order relating to the issuance of a sufficient number of MTY Shares required to satisfy the aggregate Consideration issuable to Shareholders pursuant to the Amalgamation, and the Depositary will have confirmed to IRG receipt of such funds and such MTY Shares;

(d)	the conditional approval of TSX to the listing of the MTY Shares issuable pursuant to the Amalgamation Agreement will have been obtained and be in force and have not been rescinded; and

(e)	since the date of the Combination Agreement, there will have not occurred a Material Adverse Effect in respect of MTY.

Termination

The Parties have agreed that the Combination Agreement will be effective from the date of the Combination Agreement until the earlier of the Effective Time and the termination of the Combination Agreement in accordance with its terms.

The Combination Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Time:

(a)	by the mutual written agreement of the Parties;

(b)	by either IRG, on the one hand, or MTY, on the other hand, if:

(i)

the Effective Date has not occurred on or before the Outside Date, except that the right to terminate the Combination Agreement will not be available to a Party if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Combination Agreement;

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(ii)

after the date of the Combination Agreement, there will be enacted, made, enforced or amended, as applicable, any applicable Law (or any such applicable Law will have been amended) that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins IRG or MTY from consummating the Amalgamation and such applicable Law (if applicable) will have become final and non-appealable; provided that a Party may not terminate the Combination Agreement if the Law has been enacted, made, enforced or amended, as applicable, as a result of a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Combination Agreement; or

(iii)	the Required Shareholder Approval is not obtained at the Meeting;

(c)	by MTY if:

(i)

prior to the receipt of the Required Shareholder Approval (A) the Board fails to recommend or withdraws, amends, modifies or qualifies in a manner that has substantially the same effect as failing to recommend the Board Recommendation or publicly proposes or states an intention to do the foregoing, (B) the Board accepts or approves or publicly proposes to accept or approve an Acquisition Proposal or takes no position or remains neutral with respect to an Acquisition Proposal for more than five Business Days (or beyond the fifth Business Day prior to the date of the Meeting, if sooner), or (C) the Board fails to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by MTY to do so (or in the event the Meeting is scheduled to occur within such five Business Day period, prior to the second Business Day prior to the date of the Meeting) (each a "Change in Recommendation") (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement thereof, shall not be considered a Change in Recommendation);

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of IRG set forth in the Combination Agreement will have occurred that would cause the mutual conditions precedent or the additional conditions precedent to the obligations of MTY not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of the Combination Agreement; provided, in each of those cases, that MTY is not then in breach of the Combination Agreement so as to directly or indirectly cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of IRG not to be satisfied;

(iii)	the Regulatory Approvals have not been obtained by the Outside Date;

(iv)	the approval of the holders of MTY Shares is required and cannot be obtained by the Outside Date;

(v)	Dissent Rights have been exercised with respect to more than 20% of the issued and outstanding Shares;

(vi)	the holders of such number of Options and DSUs set out in the IRG Disclosure Letter have not delivered a Surrender and Indemnity Agreement to the satisfaction of MTY; or

(vii)	there has occurred a Material Adverse Effect in respect of IRG.

(d)	by IRG if:

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(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of MTY set forth in the Combination Agreement will have occurred that would cause the mutual conditions precedent or the additional conditions precedent to the obligations of IRG not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date or are not cured in accordance with the terms of the Combination Agreement; provided, in each of those cases, that IRG is not then in breach of the Combination Agreement so as to directly or indirectly cause any of the mutual conditions precedent or the additional conditions precedent to the obligations of MTY not to be satisfied;

(ii)

prior to the approval by the Shareholders of the Amalgamation Resolution, the Board authorizes IRG, in strict compliance with the mechanisms contemplated by and subject to the restrictions contained in the Combination Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by the Combination Agreement) concerning a Superior Proposal, provided that prior to or concurrent with such termination IRG pays the Termination Fee; or

(iii)	there has occurred a Material Adverse Effect in respect of MTY.

Termination fees and expenses

Further to the occurrence of any of the following events, the Corporation will pay MTY the Termination Fee in the amount of $8 million:

(a)	termination by MTY pursuant to a Change in Recommendation, except for a Change in Recommendation in connection with a Material Adverse Effect with respect to MTY;

(b)	termination by the Corporation, in order to enter into a definitive agreement in respect of a Superior Proposal; or

(c)

termination by (i) MTY pursuant to its right to terminate the Combination Agreement in the context of a breach of a representation and warranty or failure to perform a covenant by the Corporation; or (ii) either the Corporation or MTY pursuant to their right to terminate the Combination Agreement if the Required Shareholder Approval is not obtained or if the Outside Date occurs, but only if:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly announced by any Person other than MTY or any of its Affiliates; and

(ii)

within a period of 12 months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in paragraph (i)) is consummated; or (B) IRG enters into a written Contract (other than a confidentiality agreement permitted by the Combination Agreement) with respect to an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in paragraph (i)) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For the purpose of the foregoing, the term "Acquisition Proposal" has the meaning assigned to such term in the "Glossary of Terms" of the present Information Circular, except that references to "20% or more" will be deemed to be references to "50% or more".

Except as expressly otherwise provided in the Combination Agreement (including in connection with the Pre-Amalgamation Reorganization), all out-of-pocket third party transaction expenses incurred in connection with the Combination Agreement and the Amalgamation and the transactions contemplated thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the

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Effective Time in connection with, or incidental to, the Amalgamation, will be paid by the Party incurring such expenses, whether or not the Amalgamation is consummated.

In the event that the Combination Agreement is terminated by either IRG or MTY because of a breach by the other Party of its representations, warranties or covenants in the Combination Agreement, IRG or MTY, as applicable, will be obligated to, within two Business Days of such termination, or if later, within two Business Days of the other Party's provision of documentation in respect of such expenses, pay or cause to be paid to the other Party by wire transfer of immediately available funds an expense reimbursement fee of up to $750,000. In no event will the Corporation be required to pay the Termination Fee, on the one hand, and the expense reimbursement fee, on the other hand, in the aggregate, an amount in excess of the Termination Fee.

Amendment

Subject to applicable Law, the Combination Agreement and the Amalgamation Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the date of filing of the Articles of Amalgamation with the Director, be amended by mutual written agreement of the parties thereto, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Combination Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants contained in the Combination Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any conditions precedent contained in the Combination Agreement;

provided that, such amendment does not (i) invalidate any required Shareholders approval; or (ii) after the holding of the Meeting, result in an adverse change in the form or value of consideration payable to Shareholders pursuant to the Combination Agreement and the Amalgamation Agreement or delay the date of payment of such consideration.

Governing law

The Combination Agreement is governed by and construed in accordance with the Laws of the province of Quebec and the Laws of Canada applicable therein. Under the terms of the Combination Agreement, the Parties submitted to the exclusive jurisdiction of the competent courts in the judicial district of Montreal, Quebec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by the Combination Agreement.

CERTAIN LEGAL AND REGULATORY MATTERS

Steps to implementing the Amalgamation and timing

IRG will, subject to Shareholders approving the Amalgamation Resolution at the Meeting and provided that all conditions precedent to the Amalgamation set forth in the Combination Agreement have been satisfied or waived, and provided further that the Combination Agreement has not otherwise been terminated, as soon as reasonably practicable thereafter complete the Amalgamation and file with the Director the Articles of Amalgamation together with such other documents as may be required pursuant to the CBCA to give effect to the Amalgamation. The CBCA provides that, upon receipt of such Articles of

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Amalgamation, the Director will issue a Certificate of Amalgamation, which attests the amalgamation as of the date shown on the Certificate.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Amalgamation Resolution. Pursuant to the Combination Agreement and Section 183 of the CBCA, the Amalgamation Resolution must be approved by the affirmative vote of not less than 66 2/3% of the votes cast by the holders of Shares present in person or represented by proxy at the Meeting and entitled to vote. In accordance with the terms of the Combination Agreement, the Amalgamation Resolution must receive the Required Shareholder Approval in order for IRG to complete the Amalgamation on the Effective Date. See "Summary of the Combination Agreement".

Securities Law matters

Application of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions

IRG is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and territories. In addition, the securities regulatory authorities in the provinces of Ontario, Quebec, Alberta, Manitoba and New Brunswick have adopted Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions

("MI 61-101") which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Amalgamation does not constitute an issuer bid, an insider bid or a related party transaction within the meaning of MI 61-101. In assessing whether the Amalgamation could be considered to be a business combination for the purposes of MI 61-101, IRG reviewed all benefits or payments which related parties of IRG are entitled to receive, directly or indirectly, as a consequence of the Amalgamation to determine whether any could constitute a "collateral benefit" (as defined in MI-61-101) for the purpose of MI 61-101. For these purposes, the only related parties of IRG that are entitled to receive a benefit, directly or indirectly, as a consequence of the Amalgamation are certain directors and executive officers of IRG.

Certain of the executive officers and directors of IRG hold Options, and DSUs. If the Amalgamation is completed, the vesting of all Options and DSUs is to be accelerated and such officers and directors are to receive cash payments in consideration for the surrender to IRG for cancellation of such Options and DSUs in accordance with the Combination Agreement. See "The Amalgamation - Interest of certain persons in the Amalgamation" for detailed information regarding the benefits and other payments to be received by such directors and executive officers of IRG in connection with the Amalgamation.

Following disclosure by each of the directors and executive officers to the Board of the number of Shares held by them and the benefits or payments that they expect to receive pursuant to the Amalgamation, the Board has determined that the aforementioned benefits or payments, to the extent that they may constitute "collateral benefits" (as defined in MI 61-101), fall within an exception to the definition of collateral benefit for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties' services as employees or directors of IRG or of any affiliated entities of IRG, are not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related parties for their Shares, and are not conditional on the related parties supporting the Amalgamation in any manner, and at the time of the entering into of the Combination Agreement, none of the related parties entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Shares, as calculated in accordance with MI 61-101. Accordingly, such benefits are not "collateral benefits" for the purposes of MI 61-101 and the Amalgamation does not constitute a business combination for the purposes of MI 61-101.

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Resale of securities

Each Shareholder is urged to consult its professional advisors to determine the conditions and restrictions applicable to such Shareholder in trading MTY Shares received pursuant to the Amalgamation. Holders of Shares in the United States are urged to review the subsection "Certain legal and regulatory matters" below.

The issuance of MTY Shares in connection with the Amalgamation will constitute a distribution of securities which will be exempt from the prospectus requirements of applicable Canadian securities laws. The first trade of MTY Shares received pursuant to the Amalgamation will be exempt from the prospectus requirements of applicable Canadian securities laws, provided that: (i) MTY is and has been a reporting issuer in a jurisdiction of Canada for four months immediately preceding the trade; (ii) such trade is not a control distribution as defined in Regulation 45-102 respecting Resale of Securities; (iii) no unusual effort is made to prepare the market or to create a demand for the MTY Shares; (iv) no extraordinary commission or Consideration is paid to a person or company in respect of such trade; and (v) if the selling security holder is an insider or officer of MTY, the selling security holder has no reasonable grounds to believe that MTY is in default under Canadian securities laws.

Stock exchange delisting and reporting issuer status

IRG expects that the Shares will no longer be listed on the TSX after the completion of the Amalgamation. MTY also intends that following the completion of the Amalgamation, IRG will cease to be a reporting issuer under the Securities Laws of each of the provinces and territories under which it is currently a reporting issuer.

U.S. Securities Laws matters

A Registration Statement under the U.S. Securities Act, which covers the MTY Shares to be offered to the Shareholders who are residents of the United States pursuant to the Amalgamation, will be filed with the SEC on Form F-80. The Registration Statement, including exhibits, will be available to the public free of charge at the SEC's website under MTY's issuer profile at www.sec.gov. The following documents will be filed with the SEC as part of the Registration Statement: (a) the Notice of Meeting; (b) the Information Circular; (c) the form of proxy accompanying the Circular; (d) the Letter of Transmittal; (e) the documents listed under the headings "Information concerning MTY - Documents incorporated by reference"; (f) the Combination Agreement; and (g) various other documents. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of MTY at 8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, or by telephone at (514) 336-8885.

Regulatory Approvals

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies ("Notifiable Transactions"). Subject to certain limited exemptions (discussed below), a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act (a "Notification") to the Commissioner of Competition and the applicable waiting period has expired or been terminated by the Commissioner of Competition.

The waiting period triggered by the filing of Notifications is 30 calendar days after the day on which the parties to the Notifiable Transaction have each submitted their respective Notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner of Competition notifies the parties, pursuant to Subsection 114(2) of the Competition Act, that the

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Commissioner of Competition requires additional information that is relevant to the Commissioner of Competition's assessment of the Notifiable Transaction (a "Supplementary Information Request"). In the event that the Commissioner of Competition provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner of Competition notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under Section 92 of the Competition Act (a "No Action Letter"). In such a case, the Commissioner of Competition will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner of Competition under Subsection 102(1) of the Competition Act for an advance ruling certificate (an "ARC") formally confirming that the Commissioner of Competition is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act to prohibit the completion of the transaction. Upon the issuance of an ARC, the parties to a Notifiable Transaction are legally entitled to complete their transaction, and the Commissioner of Competition is barred from challenging the Notifiable Transaction on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued provided that the Notifiable Transaction is substantially completed within one year after the ARC is issued. Even if the Commissioner of Competition determines that it is not appropriate to issue an ARC in respect of a Notifiable Transaction, he may issue a No Action Letter in respect of the Notifiable Transaction and, if no Notifications were filed, waive the obligation for the parties to file Notifications.

In the Combination Agreement, the Parties agreed that, as soon as reasonably practicable but not later than 10 Business Days after the date of the Combination Agreement, MTY would file an application with the Commissioner of Competition for an ARC, and that they would each file a Notification as soon as reasonable practicable if they determine that the filing of a Notification is required and advisable. MTY filed the application for an ARC with the Commissioner of Competition on December 22, 2017, including a request in the alternative for a No Action Letter and waiver of the obligation for the Parties to file Notifications.

Regardless of whether a merger is subject to notification under Part IX of the Competition Act, the Commissioner of Competition can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner of Competition did not issue an ARC in respect of the merger. On application by the Commissioner of Competition under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal may order a person to take any other action. The Commissioner of Competition may also seek interim relief from the Competition Tribunal under Sections 100 and 104 of the Competition Act. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

Stock exchange approval

The MTY Shares are listed on the TSX and trade under the symbol "MTY". MTY has applied to the TSX to list the MTY Shares issuable pursuant to the Amalgamation and it is a condition of closing of the Amalgamation that the MTY Shares issuable to the Shareholders pursuant to the Combination Agreement be conditionally approved for listing on the TSX (subject to customary conditions).

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DISSENTING SHAREHOLDERS RIGHTS

Summary

Registered Shareholders as of the Record Date, are entitled to exercise Dissent Rights in the manner provided in Section 190 of the CBCA, as modified by the Amalgamation Agreement (the "Dissent Rights"). The adoption of the Amalgamation Resolution confers to a registered Shareholder as of the Record Date the right to be paid by the Corporation the fair value of the Shares in respect of which such Shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

A brief summary of the provisions of the Dissent Rights under the CBCA is set out below and is qualified in its entirety by the text of Section 190 of the CBCA. If you are a registered Shareholder holding Shares and wish to exercise Dissent Rights, you should obtain your own legal advice and carefully read the provisions of the Amalgamation Agreement, which is available on SEDAR under IRG's issuer profile at www.sedar.com, and the provisions of Section 190 of the CBCA, which is attached hereto as Appendix C.

Non-registered Shareholders should be aware that only registered Shareholders as of the Record Date may exercise Dissent Rights and, as a consequence, must contact their Intermediary in order to exercise the right to demand the repurchase in respect of the Amalgamation.

Dissent rights under the CBCA

The following description is not a comprehensive statement of the procedures to be followed by a registered Shareholder (other than holders of Shares who have exercised their voting rights in favour of the Amalgamation Resolution) who wish to exercise Dissent Rights (a "Dissenting Shareholder") and is qualified in its entirety by reference to the full text of Section 190 of the CBCA which is attached to this Information Circular as Appendix C hereto. A Dissenting Shareholder should carefully consider and comply with the provisions of that section. Failure to comply with the provisions of Section 190 of the CBCA and to adhere to the procedures established therein may result in the loss of all rights thereunder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder. A failure to follow the required procedures and properly exercise Dissent Rights will result in the loss of such rights.

Dissenting Shareholders must send a Dissent Notice to IRG to that effect before the Meeting or provide its Dissent Notice to the chair of the Meeting during the Meeting; otherwise, they are deemed to renounce to their right. The Dissent Notice sent prior to the Meeting must be received by IRG at its administrative office at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5 fax 450-442-2724, attention: Isabelle Breton, General Counsel and Corporate Secretary, with a copy to Stikeman Elliott LLP at 1155 Rene-Levesque Blvd. West, Suite 4100, Montreal (Quebec), H3B 3V2, fax 1-514-397-3222, attention: Mtre Pierre-Yves Leduc. The amount payable for a Dissenting Shareholder's Shares is the fair value of the Shares as of the close of business of IRG on the day before the Amalgamation Resolution is adopted.

Within 10 days after the approval of the Amalgamation Resolution, IRG is required to notify each Dissenting Shareholder that the Amalgamation Resolution has been approved. Such notice is not required to be sent to a registered Shareholder holding Shares who voted in favour of the Amalgamation Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Amalgamation Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Amalgamation Resolution has been approved, send a demand for payment containing the Dissenting Shareholder's name and address, the number of Shares held by the Dissenting Shareholder ("Dissent Shares"), and a demand for payment of the fair value of such Dissent Shares. Within 30 days after sending a demand for payment,

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the Dissenting Shareholder must send to IRG at its administrative office at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5 fax 450-442-2724, attention: Isabelle Breton, General Counsel and Corporate Secretary, or to Computershare Investor Services Inc. located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, the certificates representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits its right to make a claim under Section 190 of the CBCA. IRG or Computershare Investor Services Inc. will endorse on Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return the Share certificates to the Dissenting Shareholder.

On the filing of a demand for payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of its Dissent Shares as determined pursuant to Section 190 of the CBCA, except where, prior to the date at which the Amalgamation becomes effective: (i) the Dissenting Shareholder withdraws its demand for payment before IRG makes an offer to pay to the Dissenting Shareholder; (ii) an offer to pay is not made and the Dissenting Shareholder withdraws its demand for payment; or (iii) the Board revokes the Amalgamation Resolution, in which case IRG will reinstate the Dissenting Shareholder's rights in respect of its Dissent Shares as of the date the demand for payment was sent. Pursuant to the Combination Agreement, in no case will MTY, MTY Subco, IRG, Amalco or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders will be deleted from the list of registered Shareholders at the Effective Date. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options or DSUs; and (ii) holders of Shares who vote or have instructed a proxyholder to vote such Shares in favour of the Amalgamation Resolution.

No later than 7 days after the later of the Effective Date and the date on which a demand for payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a demand for payment must be sent a written offer to pay for its Dissent Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every offer to pay in respect of Shares must be on the same terms as every other offer to pay in respect of Shares.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an offer to pay has been accepted by a Dissenting Shareholder, but any such offer to pay lapses if an acceptance thereof is not received within 30 days after the offer to pay has been made. If an offer to pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an offer to pay that has been made, an application to a court to fix a fair value for the Dissent Shares of Dissenting Shareholders may be made within 50 days after the Effective Date or within such further period as a court may allow.

If no such application is made, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the court, the court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of the court will be rendered against IRG in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissent Shares.

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The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, which are technical and complex. If you are a Shareholder holding Shares and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA may prejudice your Dissent Rights.

Non-registered Shareholders

Anyone who is a non-registered Shareholder and who wishes to exercise Dissent Rights should be aware that only registered Shareholders as of the Record Date are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the time the Dissent Notice is required to be received by IRG or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder.

INFORMATION CONCERNING IRG

Overview

IRG, which has its head office at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5, was amalgamated under the CBCA pursuant to articles of arrangement dated October 10, 2009. IRG became the successor to PDM Royalties Income Fund (the "Fund") following the completion of the reorganization of the Fund from an income trust structure to a corporate structure by way of a court-approved plan of arrangement under the CBCA on October 10, 2009. As part of the plan of arrangement, the shareholders of Imvescor Inc., General Financial Corporation Ltd. and Delighted Guests Ltd. agreed to amalgamate the franchising and distribution businesses operated by Imvescor Inc. and its subsidiary, Imvescor Restaurants Inc., into IRG. As a result of the plan of arrangement, holders of units of the Fund became holders of common shares of IRG. From and after the completion of the plan of arrangement, IRG has carried on the entire business previously carried on by the Fund, Imvescor Inc. and Imvescor Restaurants Inc., and the Fund was wound-up effective October 10, 2009.

On March 10, 2016, at the 2015 annual general and special meeting of the shareholders of IRG, the shareholders of IRG approved a special resolution approving the amendment of the articles of IRG to change the province in Canada where IRG's registered office is to be situated from New Brunswick to Quebec. IRG's head and registered office was thereafter moved from 774, Main Street, Suite 400, Moncton, Province of New Brunswick, E1C 9Y3 to 8250 Decarie Blvd, Suite 310, Montreal, Province of Quebec, H4P 2P5.

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Summary description of business

IRG is primarily engaged in the business of franchising and developing a system of distinctive family/mid-scale dining, casual-dining and take-out and delivery restaurants serving high quality food. IRG's restaurants operate under the Pizza Delight®, Toujours Mikes, Scores®, Bâton Rouge® and Ben & Florentine® brands. IRG conducts business through one operating segment, Franchising, which consists primarily of franchised restaurants and company-owned restaurants, including both take-out and sit-down restaurants licensed to serve alcohol, and also includes licensed retail products manufactured and sold by third parties under licence under the Pizza Delight®, Toujours Mikes, Scores® and Bâton Rouge® brands. Company-owned restaurants are generally former franchised restaurants that are owned and operated by IRG. Such restaurants were typically acquired by IRG to be resold to franchisees or with the intent of using them for testing new concepts and menu items. IRG's network of restaurants are easily identified by the Pizza Delight®, Toujours Mikes, Scores®, Bâton Rouge® and Ben & Florentine® banners and have established a high recognition throughout the communities they each respectively serve.

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Directors and executive officers

Directors

The following table lists the name, and province/state of residence of each director of the Corporation as of January 12, 2018, his or her position and principal occupation and the year in which he or she became a director.

Name and Province or State and Country of Residence	Principal Occupation	Director of IRG since
François-Xavier Seigneur Quebec, Canada	President EFFIX Inc.	January 2014
Frank Hennessey Quebec, Canada	President and Chief Executive Officer IRG	September 2014
Gary O'Connor Quebec, Canada	Corporate Director	January 2014
Pierre A. Raymond Quebec, Canada	Corporate Director	November, 2014
David D. Sgro New Jersey, United States	Senior Managing Director Crescendo Partners, L.P	March 2016
Anne-Marie LaBerge Quebec, Canada	Senior Vice President, Global Brands and Communication BRP (Bombardier Recreational Products)	June 2016
Michael Forsayeth Ontario, Canada	Chief Executive Officer Granite Real Estate Investment Trust	November 2014
Patrick H. Sugrue Florida, United States	Chief Executive Officer SaladWorks	November 2014
Roula Zaarour Quebec, Canada	Chief Operating Officer Real Ventures	March 2016

A majority of the members of the Board are Canadian residents. All of these individuals will continue in office until the Meeting. During the past five years, they have all served in their current function, or held their current position or another position within the corporation indicated opposite their name or a predecessor of that corporation, except for Messrs. Hennessey, Forsayeth, O'Connor, Raymond and Sugrue and Mrs. LaBerge and Zaarour. Mr. Hennessey served as President and Chief Executive Officer of Bento Sushi from February 2011 to June 2014. Ms. Anne-Marie LaBerge held, since 1998, various management positions within TELUS and she has been acting up until May 2016 as Vice President, Brand and Marketing Communications. Mr. Forsayeth held the position of Interim Chief Executive Officer and Chief Financial Officer between September 2015 and March 2016. Prior to that, Mr. Forsayeth was Chief Financial Officer of Granite Real Estate Investment Trust from July 2011 until September 2015. Mr. Gary O'Connor was a partner at KPMG Barbados from 2009 to 2012. Mr. Pierre A. Raymond was a partner at Stikeman Elliott LLP from 1985 to April 2014. Mr. Patrick H. Sugrue has been the managing director of Hendon and Sugrue from 2014 to 2016 and acted as President and Chief Operating Officer of Sofina Foods Inc. from May 2012 to October 2013, President and Chief Executive Officer of Fearmans Pork Inc. from November 2010 to May 2012. Ms. Roula Zaarour who was Executive Vice President at Morneau Sheppell from October 2015 until March 2017 and acted as Vice President, People & Culture at CBC/Radio-Canada, from November 2011 until May 2015.

The following table lists the name of each director of the Corporation who sits on one of the Board's committees as of Januaryl, 2018:

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Audit and Risk Committee	Corporate Governance, Human Resources and Compensation Committee
Gary O'Connor	Pierre A. Raymond
Michael Forsayeth	François-Xavier Seigneur
Anne-Marie-LaBerge	Roula Zaarour

Executive officers

The following table lists the name, province and country of residence, position and principal occupation of each executive officer of the Corporation:

Name and province / state of residence	Position with IRG
Frank Hennessey Quebec, Canada	President and Chief Executive Officer
Tania M. Clarke(1) Quebec, Canada	Chief Financial Officer
Isabelle Breton Quebec, Canada	General Counsel and Corporate Secretary

Notes:

(1)	Ms. Clarke has announced her intention to resign as Chief Financial Officer and will be leaving IRG on January 31, 2018.

All executive officers of the Corporation are Canadian residents. The executive officers of IRG have not been engaged in their current principal occupations or other senior positions with IRG or its predecessors or affiliates for five years or more. Mr. Frank Hennessey served as President and Chief Executive Officer of Bento Sushi from February 2011 to June 2014. Ms. Tania M. Clarke served as Corporate Controller of Keurig Canada Inc., from 2011 to 2015. Ms. Isabelle Breton served as legal counsel for Metro Inc. from August 2002 to July 2013.

As at Januaryl, 2018, the directors and executive officers of IRG collectively owned, directly or indirectly, 119,000 Shares, representing approximately 0.20% of the total number of outstanding Shares.

More information is set out above under the heading "The Amalgamation - Interest of certain persons in the Amalgamation".

Market price and transaction volume

The Corporation's common shares are listed for trading on the TSX under the symbol "IRG". The following table sets forth the price ranges and volume of the Corporation's common shares traded on the TSX for the last 12 months preceding the date hereof.

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Month	High(1)	Low(2)	Volume
January 2017	$3.53	$3.40	1,675,992
February 2017	$3.42	$3.33	1,982,741
March 2017	$3.54	$3.45	3,276,334
April 2017	$3.78	$3.70	1,741,290
May 2017	$3.92	$3.86	1,534,824
June 2017	$3.85	$3.78	1,400,501
July 2017	$3.71	$3.65	1,205,046
August 2017	$3.72	$3.49	773,209
September 2017	$4.15	$3.85	1,392,265
October 2017	$4.12	$3.89	2,480,467
November 2017	$4.18	$3.92	3,678,500
December 2017	$4.36	$3.96	13,744,300
January 2018(3)	$4.33	$4.07	3,730,635

Notes:

(1) and (2)	Based on closing prices on the TSX.
(3)	For the period between January 1, 2018 and January 11, 2018.

On December 11, 2017, the last trading day prior to the date of public announcement of the execution of the Combination Agreement and ancillary documents thereto, the closing price of the Shares on the TSX was $4.18.

Interest of informed persons in material transactions

To the knowledge of IRG, other than as disclosed in this Information Circular or in other continuous disclosure documents made available under IRG's issuer profile on SEDAR at www.sedar.com, no informed person (as defined in Regulation 51-102 respecting Continuous Disclosure Obligations) of IRG, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction since the commencement of IRG's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect IRG or any of its Subsidiaries.

IRG's Audit and Risk Committee reviews related party transactions and the material terms thereto on an annual and case-by-case basis. Such committee advises the Board of any important conflict of interest a Person may have.

Commitments to acquire securities of the Corporation

Except as disclosed in this Information Circular, there are no agreements, commitments or understandings to acquire securities of the Corporation by (a) the Corporation, (b) any directors or officers of the Corporation, or (c) to the knowledge of the directors and officers of the Corporation, after reasonable enquiry, by any insider of the Corporation (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of the Corporation or any person or company acting jointly or in concert with the Corporation.

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Material changes in the affairs of the Corporation

Except as disclosed in this Information Circular, the directors and officers of IRG are not aware of any plans or proposals for material changes in the affairs of the Corporation.

Prior sales

The following table summarizes all issuances and grants of Shares or Options during the 12-month period preceding the date of this Information Circular:

Date	Type of securities	Number of securities	Issuance / Exercise price ($)
November 9, 2017	Options	100,000	4.10(1)
November 7, 2017	Options	75,000	4.10 (1)
July 21, 2017	Options	100,000	3.50(2)
June 20, 2017	Shares(3)	250	1.40(3)
January 16, 2017	Shares(3)	8,334	2.36(3)
January 12, 2017	Shares(3)	2,000	3.01(3)
January 12, 2017	Shares(3)	22,250	1.40(3)
January 12, 2017	Shares(3)	64,000	0.803(3)
January 10, 2017	Options	100,000	3.38(2)

Notes:

(1)	Exercise price of the Options will be based on the five-day volume-weighted average price of IRG's shares for the five day period following the end of the current blackout period.
(2)	Refers to the Exercise price of the Options.
(3)	Shares issued upon the exercise of Options. Refers to the Exercise price of the Options.

During the last two fiscal years of the Corporation, IRG repurchased Shares under its normal course issuer bid using the facilities of the TSX as described in the table that follows:

	Number of	Average price
Fiscal year	Shares	of Shares	Total
	repurchased	repurchased	consideration
2017	43,954	$3.47	$152,700
2016	1,500	$2.39	$3,582

The Corporation has not purchased Shares in the 12-month period preceding the date of this Information Circular, except for an aggregate of 43,954 Shares between July 19, 2017 and July 24, 2017. The Corporation has not made any purchases under its normal course issuer bid since July 24, 2017, and will not make any purchases of Shares, under its normal course issuer bid or otherwise, before the completion of the Amalgamation.

On January 18, 2017, the Board of IRG approved the renewal of the Corporation's normal course issuer bid ("NCIB") to purchase for cancellation up to 3,024,297 common shares, representing approximately 5% of the Corporation's total issued and outstanding common shares as of January 9, 2017. The

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Corporation is authorized to make purchases under the NCIB over the 12-month period beginning January 20, 2017 and ending on January 19, 2018 in accordance with the requirements of the TSX.

Dividends

The following table provides a summary of the cash dividends declared and paid by the Corporation to all holders of Shares for the three most recent fiscal years:

Fiscal year or quarter	Dividend
2017
Fiscal year 2017 ended October 29, 2017	$0.09
Fourth quarter of fiscal year 2017	$0.0225
Third quarter of fiscal year 2017	$0.0225
Second quarter of fiscal year 2017	$0.0225
First quarter of fiscal year 2017	$0.0225
2016
Fiscal year 2016 ended October 30, 2016	$0.09
Fourth quarter of fiscal year 2016	$0.0225
Third quarter of fiscal year 2016	$0.0225
Second quarter of fiscal year 2016	$0.0225
First quarter of fiscal year 2016	$0.0225
2015
Fiscal year 2015 ended October 25, 2015	$0.10
Fourth quarter of fiscal year 2015	$0.02
Third quarter of fiscal year 2015	$0.02
Second quarter of fiscal year 2015	$0.02
First quarter of fiscal year 2015	$0.04

Under the terms of the Combination Agreement, IRG will pay the dividend declared on December 19, 2017, or such other dividends expressly authorized by MTY.

Risk factors relating to IRG

Whether or not the Amalgamation is completed, IRG will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risks have been disclosed under the section "Risks and Uncertainties" of the Corporation's management's discussion and analysis for the 13 and 52 weeks ended October 29, 2017, and under the section “Risk Factors” in the Corporation's most recent annual financial form which sections are specifically incorporated by reference into this Information Circular. Such documents have been filed on SEDAR at www.sedar.com under IRG's issuer profile.

Auditor, transfer agent and registrar

KPMG LLP is the external auditor of the Corporation.

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Computershare Trust Company of Canada is the transfer agent and registrar for the Shares.

Interest of experts

The following persons and companies have prepared certain sections of this Information Circular and/or appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Expert(1)	Nature of Relationship
Ernst & Young LLP	Authors responsible for the preparation of the Fairness Opinion
Stikeman Elliott LLP	External Legal Counsel of IRG

Notes:

(1)

To the knowledge of IRG, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of IRG or of any associate or affiliate of IRG.

Additional information

Additional Information concerning IRG is provided in the documents filed by IRG under applicable Canadian securities Laws on the SEDAR website under IRG's issuer profile at www.sedar.com. Shareholders can obtain copies, free of charge, of such documents by writing to Isabelle Breton, General Counsel and Corporate Secretary of IRG, at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of MTY at 8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, or by telephone at (514) 336-8885.

INFORMATION CONCERNING MTY

The following information about MTY should be read in conjunction with the documents incorporated by reference under this heading and the information concerning MTY appearing elsewhere in this Information Circular.

Overview and summary description of business

MTY is a corporation established in 1986 and continued under the CBCA and its common shares are listed on the Toronto Stock Exchange.

MTY's registered and head office is located at 8150 Autoroute Transcanadienne, Suite 200, Ville Saint-Laurent, Quebec H4S 1M5.

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MTY is among North America's leading franchisors of the restaurant industry. Its activities consist mainly of franchising multiple concepts in the quick-service restaurant and casual dining segments of the restaurant industry. Its multi-concept model allows MTY to position itself across a broad range of demographic, economic and geographic sectors. MTY's concepts are as follows:

MTY operates two main geographical segments; the Canadian operations and the USA & International operations. In both cases, the operations mainly consist in franchising in the quick-service and casual dining segments of the restaurant industry. As such, the main revenue streams for both segments are royalties, franchise, rent revenues and transfer fees and other franchising revenues. MTY also operates some corporate restaurants - as at November 30, 2017, MTY had 31 corporate outlets in Canada and 51 in the United States.

The following table sets forth the main operating subsidiaries of MTY, their jurisdiction of incorporation and the percentage of voting rights attached to voting securities of such subsidiaries held by MTY:

	Percentage of voting rights held
			Jurisdiction of
Name of Subsidiary	Directly	Through	Incorporation
		subsidiaries
MTY Tiki Ming Enterprises Inc.	100%	-	Canada
Kahala Brands Ltd.	-	100%	Delaware
BF Acquisition Holdings, LLC	-	100%	Delaware

For further information regarding MTY, its operations in franchising, its subsidiaries and their respective business activities, including MTY's inter-corporate relationships and organizational structure, see the annual information form of MTY dated February 23, 2017 in respect of MTY's financial year ended November 30, 2016, incorporated by reference in this Information Circular and which can be found on SEDAR at www.sedar.com under MTY's issuer profile.

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Documents incorporated by reference

The following documents of MTY, which have been filed with the securities commissions or other similar regulatory authorities in Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the annual information form of MTY for the fiscal year ended November 30, 2016 dated February 23, 2017 (the "MTY AIF");

(b)

the amended and restated consolidated financial statements of MTY, together with the notes thereto and the auditor's report thereon, for the years ended on November 30, 2016 and November 30, 2015 (the "MTY Amended and Restated Financials");

(c)	the amended and restated management's discussion and analysis of MTY for the year ended November 30, 2016 (the "MTY Amended and Restated MD&A");

(d)

the amended and restated condensed interim consolidated financial statements of MTY for the three and nine-month periods ended August 31, 2017 and August 31, 2016, together with the notes thereto (the "MTY Amended and Restated Interim Financials");

(e)	the amended and restated management's discussion and analysis of MTY for the three and nine- month periods ended August 31, 2017 (the "MTY Amended and Restated Interim MD&A");

(f)	the material change report of MTY dated December 21, 2017;

(g)

the management proxy circulars of MTY attached to the notice of annual general meeting of shareholders dated March 28, 2017 and the notice of annual general and special meeting of shareholders dated March 22, 2016, respectively, prepared in connection with MTY's annual general meeting of shareholders held on May 2, 2017 and MTY's annual and general and special meeting of shareholders held on May 4, 2016, respectively; and

(h)	The business acquisition report dated September 20, 2016 with respect to MTY's acquisition of Kahala Brands, Ltd (the "Kahala BAR").

Any document of the type required by Regulation 44-101 – respecting Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, unaudited interim condensed consolidated financial statements, annual consolidated financial statements and the auditor's report thereon, management's discussion and analysis and proxy circulars filed by MTY with applicable securities commissions or similar authorities in Canada under MTY's issuer profile on SEDAR at www.sedar.com after the date of this Information Circular and before the completion of the Amalgamation, will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or

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superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Copies of these documents may also be obtained on request without charge from Eric Lefebvre, Chief Financial Officer of MTY at 8150 Autoroute Transcanadienne, Suite 200, Ville Saint-Laurent, Quebec H4S 1M5, or by telephone at (514) 336-8885 ext. 288.

Description of MTY Shares and Consolidated Capitalization

MTY is authorized to issue an unlimited number of common shares without par value. Each common share ("MTY Share") ranks equally with all MTY Shares with respect to dissolution, liquidation and winding up of MTY and payment of dividends. The holders of MTY Shares are entitled to one vote for each share on all matters to be voted by the shareholders.

The MTY Shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding MTY Shares are fully paid and non-assessable. As of the date of this Information Circular, there are 21,374,497 MTY Shares issued and outstanding.

In connection with the Amalgamation, approximately 3,800,000 MTY Shares will be issued based on a reference price of $52.26 consisting of the 10-day volume-weighted average price of the MTY Shares on December 8, 2017, which will represent approximately 15% of the outstanding MTY Shares, on a non-diluted basis, upon closing of the Amalgamation.

On December 11, 2017, the last trading day prior to the date of public announcement of the execution of the Combination Agreement and ancillary documents thereto, the closing price of the MTY Shares on the TSX was $54.54.

There have been no material changes in the consolidated capitalization of MTY since August 31, 2017. See "Financing" below for anticipated changes to MTY's consolidated capitalization that will result from the Amalgamation.

Market price and transaction volume

The MTY Shares are listed for trading on the TSX under the trading symbol "MTY". The following table sets forth the price ranges and volume of the MTY Shares traded on the TSX for the last 12 months preceding the date hereof.

Month	High(1)	Low(2)	Volume
January 2017	$50.71	$46.99	513.464
February 2017	$52.09	$47.45	462,465
March 2017	$52.09	$48.70	456,251
April 2017	$49.88	$46.88	589,699
May 2017	$48.89	$45.98	545,292
June 2017	$48.39	$44.95	433,940
July 2017	$47.45	$45.24	444,758
August 2017	$47.03	$46.02	273,821
September 2017	$49.87	$45.90	429,402
October 2017	$50.93	$47.62	354,291

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Month	High(1)	Low(2)	Volume
November 2017	$54.77	$50.20	499,943
December 2017	$56.35	$51.43	876,677
January 2018(3)	$56.34	$52.14	272,493

Notes:

(1) and (2)	Based on closing prices on the TSX.
(3)	For the period between January 2, 2018 and January 11, 2018.

Prior sales

During the twelve months preceding the date of this Information Circular, MTY did not issue any MTY Shares pursuant to the exercise of outstanding stock options. The following table sets forth information in respect of issuances of MTY Shares and securities that are convertible or exchangeable into MTY Shares, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued.

Grant/Issuance

		Aggregate number
Grant/Issuance	Exercise price	of MTY Shares
Date		underlying the
		options
April 11, 2017	$48.36	200,000

Financing

To finance the Cash Component, MTY will borrow funds from its existing line of credit, which is fully committed by a syndicate of lenders led by a Canadian chartered bank. The facility consists of a $305 million revolving credit facility, of which $210.5 million was drawn as of the date of this Information Circular. A $75 million accordion facility is also available to MTY. MTY may also undertake alternative permanent financing to finance the transaction. See "The Amalgamation - Sources of funds for the Amalgamation".

Risk factors relating to MTY

Whether or not the Amalgamation is completed, MTY will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risks have been disclosed in the MTY Amended and Restated MD&A, the MTY Amended and Restated Interim MD&A and beginning on page 28 of the MTY AIF, which are incorporated by reference into this Information Circular and has been filed on SEDAR at www.sedar.com under MTY's issuer profile.

Legal proceedings and regulatory actions

MTY is involved in legal claims associated with its current business activities, the outcome of which is not determinable. Management believes that these legal claims will have no significant impact on the financial statements of MTY.

MTY is not aware of any penalties or sanctions imposed against MTY or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during MTY's financial year ended

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November 30, 2016 or any other penalties or sanctions imposed by a court or regulatory body against MTY or its subsidiaries that would likely be considered important to a reasonable investor making an investment decision, and MTY and its subsidiaries have not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during MTY's financial year ended November 30, 2016. There can be no assurance that an action against MTY related to its business, operations or the amendment and restatement of financial results (as set out in the MTY Amended and Restated Financials, the MTY Amended and Restated MD&A, the MTY Amended and Restated Interim Financials and the MTY Amended and Restated Interim MD&A) will not be commenced after the date hereof, what the outcome of any such action may be or the impact of any such outcome on the business, operations or financial results of MTY.

Auditor, transfer agent and registrar

Deloitte LLP is the external auditor of MTY.

Computershare Trust Company of Canada is the transfer agent and registrar for the MTY Shares.

Interest of experts

The following Persons and companies have prepared certain sections of this Information Circular and/or appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Expert	Nature of Relationship
Deloitte LLP(1)	Auditors of MTY
MNP LLP(2)	Former auditors of Kahala Brands, Ltd.

Notes:

(1)

Deloitte LLP was the auditor in respect of the MTY Amended and Restated Financials incorporated by reference in this Information Circular, as set forth in its report thereon. Deloitte LLP has advised MTY that it is independent with respect to MTY within the meaning of the Code of Ethics of the Ordre des comptables agrees du Quebec.

(2)

MNP LLP was the auditor in respect of the consolidated financial statements of Kahala Brands, Ltd. for the year ended December 31, 2015 included in Kahala BAR incorporated by reference in this Information Circular, as set forth in its report thereon. MNP LLP has advised MTY that it is independent of MTY in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Additional Information

Additional Information concerning IRG is provided in the documents filed by IRG under applicable Canadian securities Laws on the SEDAR website under IRG's issuer profile at www.sedar.com. Shareholders can obtain copies, free of charge, of such documents by writing to Isabelle Breton, General Counsel and Corporate Secretary of IRG, at 8250 Decarie Blvd, Suite 310, Montreal, Quebec, H4P 2P5. In addition, copies of these documents may also be obtained on request without charge from the Corporate Secretary of MTY at 8150 Trans-Canada Highway, suite 200, St-Laurent, Quebec, H4S 1M5, or by telephone at (514) 336-8885.

INFORMATION CONCERNING THE COMBINED ENTITY

The following section of the Information Circular contains forward-looking information. Readers are cautioned that actual results may vary. See "Caution on Forward-Looking Statements".

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The following sets forth certain pro forma information of MTY after giving effect to the Amalgamation. Additional information concerning each of MTY and IRG is set forth elsewhere in this Information Circular. See "Information concerning IRG" and "Information concerning MTY".

Anticipated corporate structure

Under the terms of the Amalgamation, a wholly-owned direct or indirect subsidiary of MTY ("Newco") will acquire all of outstanding Shares for $4.10 per Share, representing a total consideration of approximately $248 million and a premium of 13.3% to Shareholders based on an unaffected 10-day volume-weighted average price of Shares on October 26, 2017. Upon completion of the Amalgamation, Amalco as the combined entity will continue to be a corporation governed by the CBCA. On the Effective Date, Amalco will become a direct wholly-owned direct or indirect subsidiary of MTY.

Summary description of the business

The combination of the two companies will create a franchising leader with approximately $2.9 billion in System Sales, with IRG's complementary activities broadening MTY's presence in the family and casual dining segments of the restaurant industry.

MTY and IRG believe that the combined entity will be well-positioned to capitalize on future expansion and growth opportunities. The combination of the two companies will provide an opportunity to leverage complementary brands and strengths and to improve diversification. Benefits resulting from the transaction include greater scale improving competitive positioning, synergies and enhanced long-term growth potential.

The combined business will have an overall network of approximately 5,700 franchises in the United States and Canada and will be positioned to capitalize on important consumer trends, including the emphasis on health, wellness and nutrition and the imperatives of value and convenience. The combination of the two companies will significantly enhance the customer experience by offering greater assortment, service, value and convenience while preserving the unique brands that make both companies leaders.

Post-combination, MTY expects to generate annually approximately $125 million to $130 million in EBITDA. The combination is expected to be immediately accretive to MTY's EBITDA and Free Cash Flow and to be accretive to earnings per share (adjusted for intangible amortization resulting from the combination) once all anticipated synergies are realized.

Significant Shareholders

To the knowledge of the directors and executive officers of MTY, the only person or corporation that will beneficially own, directly or indirectly, or exercise control or direction over, MTY Shares carrying more than 10% of the voting rights attached to all outstanding MTY Shares following completion of the Amalgamation is as set out in the following table:

Shareholder Name	Number of MTY Shares	Percentage of Issued
	Held	MTY Shares
Stanley Ma	4,885,643	19.41%

Shares to be issued in connection with the Amalgamation

In connection with the Amalgamation, approximately 3,800,000 MTY Shares will be issued based on a reference price of $52.26 consisting of the 10-day volume-weighted average price of the MTY Shares on

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December 8, 2017, which will represent approximately 15% of the outstanding MTY Shares, on a non-diluted basis, of MTY upon closing of the Amalgamation.

Pro forma financial information

The unaudited pro forma condensed consolidated financial statements of MTY are attached as Appendix D to this Information Circular. The unaudited pro forma condensed consolidated statement of financial position as at August 31, 2017 gives effect to the Amalgamation as if it had been completed on August 31, 2017 while the unaudited pro forma condensed consolidated statement of income for the nine-month period ended August 31, 2017 and the unaudited pro forma condensed consolidated statement of income for the twelve-month period ended November 30, 2016 give effect to the Amalgamation as if it had been completed on December 1, 2015.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Amalgamation been completed as of the dates indicated therein nor are they necessarily indicative of future operating results or financial position of the combined entity or MTY. The combined entity's as well as MTY's future financial position may vary significantly from the information presented in the pro forma condensed consolidated financial statements because of various factors, including but not limited to those discussed under the heading "Risk factors".

Risk factors

Holding or making an investment in the MTY Shares is subject to various risks. In addition to the risks set out in the documents incorporated by reference in this Information Circular, the proposed combination of MTY and IRG in connection with the Amalgamation is subject to certain risks. See "Risks Relating to the Amalgamation and the combined entity" and "Risk factors - Risks Relating to MTY" in this Information Circular. Shareholders should carefully consider such risk factors related to the Amalgamation.

ELIGIBILITY FOR INVESTMENTS

In the opinion of Stikeman Elliott LLP, counsel to the Corporation, based on the current provisions of the Tax Act and the Tax Regulations and the Tax Proposals, provided that the Amalco Redeemable Shares and MTY Shares issued under the Amalgamation are listed, or deemed to be listed, on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the TSX) on the date of the Amalgamation, the Amalco Redeemable Shares and MTY Shares received under the Amalgamation will be, as of the date of the Amalgamation, "qualified investments" under the Tax Act and the Tax Regulations for trusts governed by a "registered retirement savings plan" ("RRSP"), a "registered retirement income fund" ("RRIF"), a "registered education savings plan" ("RESP"), a "deferred profit sharing plan", a "registered disability savings plan" ("RDSP") or a "tax-free savings account" ("TFSA") as defined in the Tax Act. Provided that the Amalco Redeemable Shares are redeemed by Amalco within 60 days of the Amalgamation, they will be deemed to be listed on a "designated stock exchange".

Notwithstanding the foregoing, if the Amalco Redeemable Shares or MTY Shares held by a TFSA, RRSP, RDSP, RESP or RRIF are "prohibited investments" for purposes of the Tax Act, the holder of the RDSP or TFSA, the annuitant of the RRSP or RRIF, or the subscriber of the RESP (as the case may be) will be subject to a penalty tax as set out in the Tax Act. The Amalco Redeemable Shares and MTY Shares will be a "prohibited investment" if the holder of a RDSP or TFSA, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm's length with Amalco or MTY, as applicable, for purposes of the Tax Act; or (ii) has a "significant interest" (within the meaning of the Tax Act) in Amalco or MTY, as applicable. In addition, the Amalco Redeemable Shares and MTY Shares will not be a "prohibited investment" if the Amalco Redeemable Shares or MTY Shares are "excluded property", as defined in the Tax Act, for a TFSA, RRSP, RRIF, RESP or RDSP. Holders who intend to

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hold Amalco Redeemable Shares or MTY Shares in a TFSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, legal counsel to the Corporation, the following summary describes certain Canadian federal income tax considerations under the Tax Act of the Amalgamation and the redemption of Amalco Redeemable Shares generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Shares, and will hold their Amalco Redeemable Shares and MTY Shares, as capital property, and deal at arm's length and are not affiliated with the Corporation, MTY Subco and MTY. Shares, Amalco Redeemable Shares and MTY Shares will generally be considered capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose Shares, Amalco Redeemable Shares or MTY Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under Subsection 39(4) of the Tax Act is available or advisable in their particular circumstances. This summary assumes that the Shares will be listed on the TSX at the Effective Time.

This summary is based upon the current provisions of the Tax Act and the Tax Regulations and our understanding of the current administrative policies and assessing practices published in writing by the CRA prior to the date hereof. Unless otherwise noted, this summary also takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted in the form proposed. However, no assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of the intention to amend the Tax Act to increase the tax cost of earning passive investment income through a private corporation. On October 18, 2017, the Minister of Finance (Canada) announced his intention to move forward with these passive investment measures, which are expected to be introduced in the 2018 budget. Please note that this summary does not take into consideration (i) the announcements made by the Minister of Finance (Canada) between July 18, 2017 and the date hereof pertaining to the taxation of private corporations and their shareholders; and (ii) any legislative proposal released, or that may be released, in connection with such announcements. Each Shareholder should consult with its own tax advisors for advice with respect to the tax consequences that could arise as a result of such proposals.

This summary does not apply to a Shareholder: (i) that is a "financial institution" for purposes of the mark-to-market rules in the Tax Act; (ii) an interest in which is a "tax shelter investment", as defined in the Tax Act; (iii) that is a "specified financial institution", as defined in the Tax Act; (iv) that has made a "functional currency" election under Section 261 of the Tax Act; (v) that received Shares upon the exercise of an option; (vi) that is a corporation resident in Canada that is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of MTY Shares, controlled by a non-resident corporation for the purposes of the rules in Section 212.3 of the Tax Act; (vii) that holds Shares or will hold Amalco Redeemable Shares or MTY Shares as part of a "dividend rental arrangement" as such term is defined in the Tax Act; or (viii) that has entered into or will enter into

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a "derivative forward agreement" with respect to Shares, Amalco Redeemable Shares or MTY Shares, as such term is defined in the Tax Act. Any such Shareholder should consult its own tax advisor.

This summary does not address any tax consequences of exercising the Dissent Rights. Shareholders wishing to avail themselves of Dissent Rights should consult their own financial, tax and legal advisors. This summary is not exhaustive of all Canadian federal income tax considerations. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice as to the tax consideration in respect of the Amalgamation and the acquisition, holding or disposition of their Amalco Redeemable Shares or MTY Shares applicable to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, is or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Resident Holder").

Conversion of Shares on Amalgamation

A Resident Holder whose Shares are converted into Amalco Redeemable Shares and cancelled in exchange for MTY Shares on the Amalgamation will not realize any capital gain or capital loss as a result of the conversion and exchange. A Resident Holder will be considered to have disposed of the Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Shares to such Resident Holder immediately before the Amalgamation and to have acquired the MTY Shares and the Amalco Redeemable Shares at a cost equal to that proportion of the aggregate adjusted cost base of the Shares to the Shareholder that the fair market value, immediately after the Amalgamation, of the MTY Shares or Amalco Redeemable Shares, as applicable, acquired by the Shareholder is of the aggregate fair market value, immediately after the Amalgamation, of the Amalco Redeemable Shares and MTY Shares so acquired by the Shareholder.

Redemption of Amalco Redeemable Shares

Upon the redemption by Amalco of an Amalco Redeemable Share of a Resident Holder, such Resident Holder will be entitled to receive a payment from Amalco equal to the Cash Component.

A Resident Holder will generally be deemed to have received a taxable dividend from Amalco equal to the amount, if any, by which the aggregate Cash Component received by such Resident Holder from Amalco for its Amalco Redeemable Shares exceeds the paid-up capital of such Amalco Redeemable Shares as computed for the purposes of the Tax Act. The Amalgamation Agreement provides that the paid-up capital of an Amalco Redeemable Share will be equal to the Cash Component and, as a result, a deemed dividend will not arise from the redemption by Amalco of the Amalco Redeemable Shares owned by a Resident Holder.

A Resident Holder will generally be considered to have disposed of its Amalco Redeemable Shares for proceeds of disposition equal to the Cash Component received by such Resident Holder less the amount of any deemed dividend referred to above (other than any deemed dividend which is treated as proceeds of disposition). As a result, a Resident Holder will generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Amalco Redeemable Shares to such Resident Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under "Taxation of capital gains and capital losses".

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Taxation of capital gains or losses

A Resident Holder who realizes a capital gain or a capital loss on the disposition of Amalco Redeemable Shares will generally be required to include in income one-half of such capital gain ("taxable capital gain") and will be required to deduct one-half of such capital loss ("allowable capital loss") against taxable capital gains realized in the year in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may generally be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, subject to and in accordance with the detailed rules of the Tax Act.

A capital loss realized on the disposition of Amalco Redeemable Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Shares converted on the Amalgamation, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 10 2/3% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain (or a capital loss) by an individual or a trust (other than certain specified trusts) may affect the individual's or the trust's liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dividend payments on the MTY Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the MTY Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by MTY as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. In certain circumstances, the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation", as defined in the Tax Act, will generally be liable to pay a refundable tax of 38⅓% under Part IV of the Tax Act on dividends received (or deemed to be received) on the MTY Shares to the extent such dividends are deductible in computing such corporation's taxable income for the taxation year.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dispositions of MTY Shares

Generally, on a disposition or deemed disposition of a MTY Share (other than in a tax deferred transaction or a disposition to MTY that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will

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realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the MTY Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of MTY Shares acquired pursuant to the Amalgamation will be determined by averaging the adjusted cost base of such MTY Shares with the adjusted cost base of all other MTY Shares (if any) held by the Resident Holder as capital property at that time. Any such capital gain (or capital loss) will be subject to the treatment described above under the subheading "Taxation of capital gains and capital losses".

Shareholders not resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is neither resident, nor deemed to be resident, in Canada, who does not use or hold and is not deemed to use or hold Shares, Amalco Redeemable Shares and MTY Shares in connection with carrying on a business in Canada, who does not carry on, and is not deemed to carry on, an insurance business in Canada and elsewhere and whose Shares, Amalco Redeemable Shares and MTY Shares do not, and are not deemed to, constitute "taxable Canadian property" to the Shareholder as defined in the Tax Act (a "Non-Resident Holder").

Shares, Amalco Redeemable Shares and MTY Shares will generally not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that: the Shares, the Amalco Redeemable Shares and the MTY Shares are listed or deemed to be listed on a designated stock exchange (which currently includes the TSX) at that time, and, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation, Amalco or MTY, as applicable, were not owned by or belonged to, at any time within the 60-month period preceding that time, any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm's length (for the purposes of the Tax Act), and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships; or (ii) not more than 50% of the fair market value of the Shares, Amalco Redeemable Shares or MTY Shares, as applicable, was derived directly or indirectly from (or from any combination of) real or immoveable property situated in Canada, "Canadian resource properties", "timber resource properties" or option in respect of or interests in such properties at any time within the 60-month period preceding that time. Provided that, immediately prior to the Amalgamation, the Shares are listed on a designated stock exchange (which currently includes the TSX), and provided that the Amalco Redeemable Shares are redeemed by Amalco within 60 days of the Amalgamation, the Amalco Redeemable Shares will be deemed to be listed on the exchange.

Non-Resident Holders for whom the Shares, Amalco Redeemable Shares or MTY Shares are, or may be, taxable Canadian property should consult their own tax advisors.

Conversion of Shares on Amalgamation

On the Amalgamation, the Shares of a Non-Resident Holder will be converted into Amalco Redeemable Shares and/or MTY Shares. A Non-Resident Holder will not be subject to taxation under the Tax Act as a result of such conversion.

Redemption of Amalco Redeemable Shares

Upon the redemption by Amalco of an Amalco Redeemable Share of a Non-Resident Holder, such Non-Resident Holder will be entitled to receive a payment from Amalco equal to the Cash Component.

A Non-Resident Holder will generally be deemed to have received a taxable dividend from Amalco equal to the amount, if any, by which the aggregate Cash Component received by such Non-Resident Holder from Amalco for its Amalco Redeemable Shares exceeds the paid-up capital of such Amalco Redeemable Shares as computed for the purposes of the Tax Act, which deemed dividend would be subject to the withholding obligations described below under the subheading "Dividend payments on the MTY Shares". The Amalgamation Agreement provides that the paid-up capital of an Amalco Redeemable

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Share will be equal to the Cash Component and, as a result, a deemed dividend will not arise from the redemption by Amalco of the Amalco Redeemable Shares owned by a Non-Resident Holder. Consequently, a Non-Resident Holder will not be subject to taxation under the Tax Act in respect of the redemption of its Amalco Redeemable Shares.

Dividend payments on the MTY Shares

Dividends paid or credited, or deemed to be paid or credited, on the MTY Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty. For example, where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. Non-Resident Holders who may be eligible for a reduced rate of withholding tax on dividends pursuant to any applicable income tax treaty should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

Dispositions of MTY Shares

Non-Resident Holders will not be subject to taxation under the Tax Act in respect of any capital gain realized on the disposition (other than in a disposition to MTY that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) of MTY Shares to the extent the MTY Shares do not, and are not deemed to, constitute "taxable Canadian property" to the Non-Resident Holders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders of Shares of their participation in the Amalgamation and of ownership of MTY Shares, if any, received pursuant to the Amalgamation. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Shares, and will hold any MTY Shares received pursuant to the Amalgamation as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of IRG's or MTY's equity, persons that hold an interest in an entity that holds Shares or MTY Shares, persons that hold Shares, or will hold MTY Shares, as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar, or persons who have ceased to be U.S. citizens or to be taxed as U.S. resident aliens.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each holder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Amalgamation and the ownership and disposition of MTY Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) (the "Convention"), all as in effect as of this Information Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

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A "U.S. Holder" is a beneficial owner of Shares or MTY Shares, who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds Shares or MTY Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Shares or MTY Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Amalgamation and the ownership and disposition of MTY Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder's circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Amalgamation, including the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, to a U.S. Holder's particular situation, and of any change in applicable tax laws.

Certain U.S. federal income tax considerations relating to the Amalgamation

Exchange of Shares for cash and MTY Shares in the Amalgamation

Pursuant to the Amalgamation, each Shareholder of IRG will be entitled to receive, on the Effective Date: (i) a number of redeemable preferred shares of Amalco equal to 20.14% of its Shares, which redeemable preferred shares will be redeemed immediately after the Amalgamation by Amalco in consideration for $4.10 per redeemable preferred share of Amalco; and (ii) a number of common shares of MTY equal to the remainder of its Shares multiplied by 0.0785, subject to rounding. However, the relative value of cash and share consideration will depend on the value of MTY stock on the Effective Date. The qualification of the Amalgamation as a reorganization under Section 368(a) of the Code, as opposed to a fully taxable transaction, will depend on compliance with numerous technical requirements under the Code, not all of which can be finally determined at this time, including the value of the MTY Common Stock received by the Shareholders of IRG. The final measurement of this test depends on facts and circumstances that cannot yet be determined.

Neither IRG nor MTY has sought or obtained either a ruling from the IRS or an opinion of legal counsel regarding any of the tax consequences of the Amalgamation. There can be no assurance that the IRS will agree with the reporting of the Amalgamation as a taxable transaction or a tax-deferred reorganization under Section 368(a) of the Code or that U.S. courts will uphold such treatment in the event of an IRS challenge. U.S. Holders should consult their own tax advisors regarding the proper characterization of the Amalgamation for U.S. federal income tax purposes.

If the exchange of Shares in the Amalgamation is a taxable transaction for U.S. federal income tax purposes, U.S. Holders of Shares will recognize gain or loss on the exchange of their Shares for cash and MTY Shares equal to the difference between the sum of the amount of the U.S. dollar value of any cash and the fair market value of any MTY Shares received and the U.S. Holder's adjusted basis in the Shares surrendered. For this purpose, U.S. Holders of Shares must calculate gain or loss separately for each identified block of Shares exchanged (that is, Shares acquired at the same cost in a single transaction). The basis of each of the MTY Shares received in the exchange will

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equal its fair market value, and the holding period for such MTY Shares will begin on the day after the exchange.

If the Amalgamation is a tax-deferred reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, U.S. Holders of Shares will only recognize gain (but not loss) on the exchange of their Shares for cash, but no gain or loss on the exchange of their Shares for MTY Shares. A U.S. Holder's aggregate tax basis in the MTY Shares received in the exchange will equal such U.S. Holder's aggregate tax basis in the Shares exchanged therefor, decreased by the cash received by such U.S. Shareholder and increased by the gain recognized by such U.S. Shareholder the holding period for such MTY Shares will include such U.S. Holder's holding period in the Shares exchanged therefor.

The U.S. dollar value of cash received in Canadian dollars by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects will likely be determined by reference to the spot Canadian/U.S. dollar rate on the settlement date. However, in the case of an accrual basis U.S. Holder that does not make the election described in the previous sentence, the U.S. dollar value of cash received in Canadian dollars will likely be determined by reference to the spot Canadian/U.S. dollar rate on the Effective Date. On the settlement date of the Amalgamation, such a U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the Effective Date and the settlement date. Any gain or loss realized by a U.S. Holder on a subsequent conversion of the currency for a different amount generally will be ordinary foreign currency gain or loss.

Gain on the disposition of stock in a corporation treated as a passive foreign investment company ("PFIC") with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under "Certain U.S. federal income tax considerations relating to the MTY Shares - Passive foreign investment company rules", unless such holder has timely made certain elections discussed below. Although no formal studies or opinions have been obtained, based upon the composition of IRG's gross income and gross assets, and the nature of IRG's business, MTY does not believe that IRG currently is or has been classified as a PFIC. However, the actual PFIC status of IRG for the current taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether IRG is or was a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge MTY's determination concerning IRG's PFIC status. Subject to the PFIC rules, any gain recognized in the Amalgamation generally will be treated as capital gain and generally will be long-term capital gain if the U.S. Holder's holding period for the Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Any capital gain will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Information reporting and backup withholding

Information reporting requirements may apply with respect to a holder that participates in the Amalgamation. A holder may also be subject to backup withholding with respect to cash proceeds received on the disposition of Shares pursuant to the Amalgamation that are paid to a holder within the United States (and, in certain cases, outside of the United States) unless the holder (a) comes within certain exempt categories and demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder's U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the IRS on a timely basis. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

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Certain U.S. federal income tax considerations relating to the MTY Shares

Distributions on the MTY Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the MTY Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to MTY's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. MTY does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed below, and provided certain holding period requirements are met, distributions on MTY Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates for "qualified dividend income". Unless they hold more than 10% of MTY's stock by vote or value, corporate U.S. Holders will not be eligible for any "dividends received" deduction on MTY dividends.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date other than on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder's foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by MTY will generally constitute "passive category" income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, exchange or other taxable disposition of the MTY Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the MTY Shares in an amount equal to the difference between the sum of the amount of the U.S. dollar value of any cash and the fair market value of any property received for the MTY Shares and the U.S. Holder's adjusted tax basis in such MTY Shares. Subject to the PFIC rules discussed below, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. federal income tax purposes, including for purposes of applying the foreign tax credit rules.

The U.S. dollar value of cash received in Canadian dollars by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects will likely be determined by reference to the spot Canadian/U.S. dollar rate on the settlement date. However, in the case of an accrual basis U.S. Holder that does not make the election described in the previous sentence, the U.S. dollar value of cash received in Canadian dollars will likely be determined by reference to the spot Canadian/U.S. dollar rate on the date of sale. On the settlement date of the Amalgamation, such a U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale and the settlement date. Any gain or loss realized by a U.S. Holder on a subsequent conversion of the currency for a different amount generally will be ordinary foreign currency gain or loss.

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Passive foreign investment company rules

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. Although no formal studies of legal opinions have been obtained, based upon the composition of MTY's gross income and gross assets, and the nature of MTY's business, MTY believes that it will not be classified as a PFIC for the current taxable year and in future taxable years. However, the actual PFIC status of MTY for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether MTY is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge MTY's determination concerning its PFIC status or that MTY will not be a PFIC for any future taxable year.

If MTY were to be treated as a PFIC in any taxable year, unless a U.S. Holder of MTY Shares elects to be taxed annually on a mark-to-market basis with respect to the MTY Shares, gain realized on the sale or other disposition of MTY Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain "excess distributions" ratably over the holding period for the MTY Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In general, a U.S. Holder can avoid such treatment with respect to a PFIC if such holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) and include annually in its gross income its pro rata share of the PFIC's ordinary earnings and net capital gain. However, MTY does not intend to provide U.S. Holders with the information necessary to make a QEF election.

With certain exceptions, MTY Shares would be treated as stock in a PFIC with respect to a U.S. Holder if MTY were a PFIC at any time during the holder's holding period in the MTY Shares. Dividends received by certain non-corporate U.S. Holders from MTY would not be eligible for the preferential tax rates applicable to qualified dividend income if MTY were treated as a PFIC with respect to a U.S. Holder of MTY Shares either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in the MTY Shares, the reporting requirements for holders of PFIC stock and the availability of and advisability of making a mark-to-market or QEF election.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of MTY Shares effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on such holder's U.S. federal income tax returns.

Payment of the proceeds from the sale of MTY Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (a) the broker has certain connections to the United States, (b) the proceeds or confirmation are sent to the United States or (c) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder's U.S. federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the IRS on a timely basis. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

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Required disclosure with respect to foreign financial assets

Certain U.S. Holders are required to report information relating to an interest in the MTY Shares, subject to exceptions (including an exception for MTY Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the MTY Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the MTY Shares.

RISK FACTORS

The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Amalgamation Resolution. The following risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Information Circular. The risks and uncertainties described below are those currently believed to be material, but they are not the only ones the combined entity, IRG and MTY face, could face and will face. Should the following risks, or should any other risks and uncertainties not yet identified or that are currently considered not to be material, actually occur or become material risks, such risks and uncertainties could materially adversely affect the combined entity, IRG and MTY's business, results of operations or financial condition and, consequently, the price of the Shares and MTY Shares. In all these cases, the trading price of the Shares or the Shares of MTY going forward could decline, and you could lose all or part of your investment.

Risks Relating to the Amalgamation and the combined entity

Completion of the Amalgamation is subject to several conditions that must be satisfied or waived

The completion of the Amalgamation is subject to a number of conditions precedent, some of which are outside of the control of the Corporation and MTY, including receipt of the Regulatory Approvals and Required Shareholder Approval. In addition, the completion of the Amalgamation is conditional on, among other things, no Material Adverse Effect in respect of IRG having occurred since the date of the Combination Agreement. Moreover, a substantial delay in obtaining required approvals could result in the Amalgamation not being completed. There can be no certainty, nor can the Corporation or MTY provide any assurance, that these conditions will be satisfied or waived, and if satisfied or waived, when they will be satisfied or waived.

Uncertainty surrounding the Amalgamation

As the Amalgamation is dependent upon satisfaction of a number of conditions, its completion is uncertain. Uncertainty may adversely affect the Corporation's ability to attract or retain key personnel. In the event the Combination Agreement is terminated, the Corporation's relationship with its suppliers, franchisees, employees or other stakeholders may be materially adversely affected. Changes in such relationships could materially adversely affect the business and operations of the Corporation.

Failure to complete the Amalgamation could negatively impact the market price of the Shares

If, for any reason, the Amalgamation is not completed, there are risks that the announcement of the Amalgamation and the dedication of substantial resources of the Corporation to the completion thereof could have a negative impact on the Corporation's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. In addition, failure to complete the Amalgamation for any reason could materially negatively impact the trading price of the Shares. If the Amalgamation is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay a consideration for the Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Amalgamation. In addition, in accordance with the terms of the Supporting Shareholder

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Voting and Support Agreements, the Supporting Shareholders will not be permitted to support any alternative transaction until the earlier of the date on which (a) the Combination Agreement is terminated in accordance with its terms, or (b) the terms of the Amalgamation or Combination Agreement are amended in any manner adverse to such Supporting Shareholders. In addition, if the Amalgamation is not completed, the Corporation will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects.

Termination in certain circumstances

Each of IRG and MTY has the right to terminate the Combination Agreement in certain circumstances. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Combination Agreement will not be terminated by either of the Corporation or MTY prior to the completion of the Amalgamation. If, for any reason, the Combination Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Shares will be available from an alternative party. Also, in this situation, it is possible that the market price of the Shares be adversely affected, as further described hereinabove.

Costs, Termination Fee and expenses

IRG may incur a number of non-recurring transaction-related costs associated with completing the Amalgamation, regardless of whether the Amalgamation is completed. These non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. See "The Amalgamation - Expenses of the Amalgamation".

If the Amalgamation is not completed, the Corporation may also, in certain circumstances, be required to pay a Termination Fee of $8 million, and reimburse expenses, costs and fees of up to $750,000. If the Corporation is required to pay the Termination Fee or to reimburse expenses, costs and fees under the Combination Agreement, the financial condition of the Corporation could be materially adversely affected. In addition, the Termination Fee may discourage other parties from attempting to acquire Shares of the Corporation or otherwise make an Acquisition Proposal to the Corporation, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by MTY under the Amalgamation. See "Summary of the Combination Agreement - Termination fees and expenses".

The Exchange Ratio is fixed and will not be adjusted in the event of any change in either IRG's or MTY's respective share prices

The Exchange Ratio is fixed and will not be adjusted if there are changes in the market price of the Shares or the MTY Shares. The market price of the Shares or the MTY Shares could fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between MTY's and IRG's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the MTY Shares that Shareholders will receive on the Effective Date. There can be no assurance that continuing fluctuations in price and volume will not occur.

While the Amalgamation is pending, the Corporation is restricted from taking certain actions

The Combination Agreement and the Amalgamation Agreement restrict the Corporation from taking specified actions until the Amalgamation is completed without the consent of MTY. These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Amalgamation.

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MTY and IRG may not integrate successfully and realize the anticipated benefits of the Amalgamation

The Amalgamation will involve the integration of companies that previously operated independently. As a result, the combination will require the dedication of substantial effort, time and resources on part of management and will present challenges to management. There can be no assurance that management of IRG and/or MTY will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Amalgamation, which are subject to integration challenges and other unforeseen difficulties. The extent to which synergies are realized and the timing of such synergies cannot be assured due to a number of factors, including:

  Unanticipated costs, delays or liabilities associated with the Amalgamation;

  The diversion of management's time and focus from other business concerns;

  Harm to existing business relationships with business partners as a result of the Amalgamation;

  The potential loss of key employees;

  The integration of new operations and personnel and the disruption of, or the loss of momentum in, ongoing operations;

  Difficulties in the integration of employees and corporate cultures;

  Use of resources that are needed in other parts of MTY's or IRG's business;

  Use of substantial portions of available cash to operate the combined entity;

  Unanticipated changes in applicable laws and regulations;

  Possible inconsistencies in standards, internal controls, procedures and policies among MTY and IRG and the need to implement new accounting, information technology, human resources or other administrative systems;

  Failure to achieve expected financial results; and

  Other unanticipated issues, expenses and liabilities.

The level of accretion to MTY's cash flow and EBITDA is partially dependent on achieving an expected level of synergies. Any inability of management to successfully integrate the operations of MTY and IRG and/or to achieve anticipated synergies due to any or all of the above factors could have a material adverse effect on the business, financial condition and results of operations of the combined entity.

In addition, the combined entity may incur certain costs to achieve efficiency improvements and growth in its business and may not meet anticipated implementation timetables or stay within budgeted costs. As these efficiency improvement and growth initiatives are undertaken, the combined entity may not fully achieve its expected cost savings and efficiency improvements and growth rates. Also, the combined entity's business strategies may change from time to time in light of its ability to implement its new business initiatives, competitive pressures, economic uncertainties or developments, or other factors, which in turn could materially adversely affect the combined entity's business, results of operations or financial condition.

The Regulatory Approvals may not be obtained

To complete the Amalgamation, the Parties must make certain filings with and obtain certain consents and approvals from governmental and regulatory authorities. The Parties have not yet obtained any Regulatory Approvals which are required to complete the Amalgamation. Governmental or regulatory agencies could seek to block or challenge the Amalgamation or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the Amalgamation. Regulatory authorities may impose certain requirements or obligations as conditions for their approval. The imposition by any governmental or regulatory agency or authority of any requirement or condition or

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restriction to complete the Amalgamation, or the blocking or challenging of the Amalgamation, may (i) delay the completion of the Amalgamation; (ii) impact negatively the combined entity; (iii) result in restrictions being imposed on the combined business; or (iv) result in such a situation where the Parties are not able to complete the Amalgamation; which each situation could have a material adverse effect on IRG, MTY and/or the combined entity.

The issuance of MTY Shares under the Amalgamation and the future sale of MTY Shares could affect the market price

MTY expects to issue at the Effective Time an aggregate of 3,800,000 MTY Shares in connection with the Amalgamation. The issuance of these shares, and the issue and/or sale of MTY Shares in the public market from time to time, could adversely affect the market price for MTY Shares.

Risks Relating to IRG

Whether or not the Amalgamation is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. In addition to considering the other information in this Information Circular, Shareholders should consider carefully the risk factors set forth in the Corporation's public disclosure on SEDAR at www.sedar.com under IRG's issuer profile. Certain of these risks have been disclosed under the section "Risks and Uncertainties" of the Corporation's management's discussion and analysis for the 13 and 52 weeks ended October 29, 2017 and under the section “Risk Factors” in the Corporation's most recent annual information form which sections are specifically incorporated by reference into this Information Circular. The foregoing documents are available at www.sedar.com under IRG's issuer profile. Upon request, a Shareholder will be provided with copies of such documents free of charge.

Risks Relating to MTY

Whether or not the Amalgamation is completed, MTY will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to MTY is contained in the MTY Amended and Restated MD&A, the MTY Amended and Restated Interim MD&A and beginning on page 28 of the MTY AIF, which are incorporated by reference into this Information Circular and has been filed on SEDAR at www.sedar.com under MTY's issuer profile.

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APPROVAL OF CIRCULAR

The Board approved the contents of this Information Circular and authorized it to be sent to each Shareholder who is eligible to receive notice of, and to vote, at the Meeting.

Montreal, Quebec

January 12, 2018

(signed) François-Xavier Seigneur

François-Xavier Seigneur
Chairman of the Board of Directors
Imvescor Restaurant Group Inc.

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GLOSSARY OF TERMS

"2014 Strategic Review Process" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation"

"2016 Strategic Review Process" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"Acquisition Proposal" means other than the transactions contemplated by the Combination Agreement and the Amalgamation Agreement and other than any transaction between or involving only IRG and/or one or more of its direct or indirect wholly-owned Subsidiaries or between one or more of its Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons (other than MTY or any affiliate of MTY or any Person acting jointly or in concert with MTY) after the date of the Combination Agreement relating to: (i) any direct or indirect sale or disposition (or any leasing or other arrangement having the same economic effect as a sale) of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of IRG and its Subsidiaries taken as a whole or 20% or more of any voting or equity securities of IRG or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of IRG; (ii) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (or securities convertible into or exchangeable for such voting or equity securities) of IRG or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of IRG; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving IRG or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving IRG or any of its Subsidiaries.

"Affiliate(s)" has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

"allowable capital loss" has the meaning ascribed thereto under the heading "Certain Canadian federal income tax considerations - Shareholders resident in Canada - Taxation of capital gains or losses".

"Alternative Transaction" has the meaning ascribed there to under the heading "Summary of the Combination Agreement - Covenants".

"Amalco" means the corporation resulting from the Amalgamation.

"Amalco Common Share(s)" means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I of the Amalgamation Agreement, which is appended to the Combination Agreement which is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Amalco Redeemable Share(s)" means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Exhibit I of the Amalgamation Agreement, which is appended to the Combination Agreement which is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Amalgamation" means the amalgamation of IRG and MTY Subco under Section 181 of the CBCA to form Amalco.

"Amalgamation Agreement" means the agreement to be dated the Effective Date among MTY, MTY Subco and IRG in relation to the Amalgamation and the transactions contemplated in the Combination Agreement substantially in the form and content attached to the Combination Agreement, as the same

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may be amended, supplemented or otherwise modified from time to time in accordance with the Combination Agreement.

"Amalgamation Resolution" means the special resolution of Shareholders to be passed by at least two-thirds of the votes cast by the Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting and entitled to vote, substantially in the form and content attached as Appendix A hereto.

"ARC" has the meaning ascribed thereto under the heading "Certain legal and regulatory matters -Regulatory Approvals".

"Articles of Amalgamation" means the articles confirming the Amalgamation required under the CBCA to be filed with the Director.

"Authorization(s)" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Board" means the board of directors of IRG.

"Board Recommendation" means the statement that the Board has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the Amalgamation Resolution is in the best interests of IRG and recommends that Shareholders vote in favour of the Amalgamation Resolution.

"Books and Records" means all books and records of IRG and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business Day" means any day on which commercial banks are generally open for business in Montreal, Quebec other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Quebec under applicable Laws.

"Camac" means Camac Partners LLC.

"Cash Component" has the meaning ascribed thereto under the heading "Summary - The Amalgamation".

"CBCA" means the Canada Business Corporations Act.

"Certificate of Amalgamation" means the certificate issued by the Director attesting to the Amalgamation pursuant to Section 185(4) of the CBCA.

"Change in Recommendation" has the meaning ascribed thereto under the heading "Summary of the Combination Agreement - Termination".

"Change of Control Agreement(s)" has the meaning ascribed thereto under the heading "The Amalgamation - Interest of certain persons in the Amalgamation".

"Code" has the meaning ascribed thereto under the heading "Certain U.S. federal income tax considerations".

"Combination Agreement" means the agreement dated December 11, 2017 entered into between MTY and IRG with respect to, among other things, the transactions contemplated in the Amalgamation

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Agreement (including the schedules thereto), as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

"Competition Act" means the Competition Act (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date.

"Competition Act Approval" means (i) receipt by MTY of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by the Combination Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Paragraph 113(c) of the Competition Act, and (B) receipt by MTY of a No Action Letter.

"Confidentiality Agreement" means the exclusivity, confidentiality and standstill agreement dated November 9, 2017 between IRG and MTY, relating to, among other things, the confidentiality of negotiations and information.

"Consideration" has the meaning ascribed thereto under the heading "Summary - The Amalgamation".

"Contract(s)" means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, franchises, deeds, indentures, instruments, entitlements, commitments and undertakings and orders made by or to which MTY or IRG, as the case may be, or any of their respective Subsidiaries is a party or by which MTY or IRG, as the case may be, or any of their respective Subsidiaries, is bound, or under which MTY or IRG, as the case may be, or any of their respective Subsidiaries, has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares.

"Convention" has the meaning ascribed thereto under the heading "Certain U.S. federal income tax considerations".

"Corporation" means Imvescor Restaurant Group Inc.

"CRA" means the Canada Revenue Agency.

"D&O Shareholder(s)" has the meaning ascribed thereto under the heading "The Amalgamation -Support and Voting Agreements".

"D&O Support and Voting Agreements" has the meaning ascribed thereto under the heading "The Amalgamation - Support and Voting Agreements".

"Depositary" means Computershare Trust Company of Canada.

"Director" means the Director appointed under Section 260 of the CBCA.

"Dissent Notice" has the meaning ascribed thereto under the heading "Summary - Dissent Rights".

"Dissent Rights" has the meaning ascribed thereto under the heading "Dissenting Shareholders rights -Summary".

"Dissent Shares" has the meaning ascribed thereto under the heading "Dissenting Shareholders rights -Dissent rights under the CBCA".

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"Dissenting Shareholder(s)" has the meaning ascribed thereto under the heading "Dissenting Shareholders rights - Dissent rights under the CBCA".

"DSU Consideration" means the volume-weighted average price of Shares for the 10 trading days on the TSX immediately prior to the Effective Date, starting with the opening of trading on the first trading day to the closing of the last trading day prior to the Effective Date, as reported by Bloomberg.

"DSU Plan" means the deferred share unit plan for non-executive directors of IRG adopted by the Board on May 4, 2011, as amended by the Board on June 3, 2015 and as amended and restated by the Board on September 3, 2015.

"DSU(s)" means the outstanding deferred share units granted under the DSU Plan.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"Effective Date" means the date shown on the Certificate of Amalgamation.

"Effective Time" means the earliest moment on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.

"Employee Plan(s)" means all employee benefit, fringe benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, bonus, commissions, profit sharing, option, phantom stock, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, termination, severance, change of control, share purchase, share compensation, disability, retirement, pension, supplemental retirement plans and similar employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of IRG or any of its Subsidiaries, employees or former employees of IRG, which are maintained, sponsored or funded by or binding upon IRG or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in respect of which IRG or any of its Subsidiaries may have any liability (contingent or otherwise) other than benefit plans established pursuant to statute.

"Employment Agreement" means Frank Hennessey's employment agreement.

"Encumbrance(s)" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, easement, servitude, right of pre-emption, privilege or any option or contract to create any of the foregoing.

"Exchange Ratio" means 0.0785 MTY Share in respect of each Share. "Exercise Price" means the price at which an Option may be exercised. "EY" means Ernst & Young LLP.

"Fairness Opinion" means the opinion of EY to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.

"Fasken" means Fasken Martineau DuMoulin LLP.

"First MTY Offer" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"Franchise Agreements" means, collectively, all franchise agreements, licence agreements and all related and ancillary Contracts between IRG or any of its Subsidiaries and a Franchisee, including any

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amendments thereto, pursuant to which a third party is, subject to the terms and conditions contained therein, permitted to operate an IRG Restaurant, whether written or oral.

"Franchisee" means a Person who is identified as a "franchisee" or "licencee" in the IRG Disclosure Letter and, where applicable, includes a permitted sub-franchisee, sub-licencee or assignee.

"Fund" means PDM Royalties Income Fund.

"GAAP" means generally accepted accounting principles as set out in the CPA Canada Handbook –Accounting for an entity that prepares its financial statements in accordance with IFRS, at the relevant time, applied on a consistent basis.

"GMP" means GMP Securities L.P.

"Governmental Entity" or "Governmental Entities" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis.

"Indebtedness" means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other Person.

"Information Circular" means the notice of meeting and this accompanying management information circular, including all schedules hereto.

"Intellectual Property" means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property.

"Intermediary" or "Intermediaries" means a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

"IRG" means Imvescor Restaurant Group Inc.

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"IRG 2017 Financial Statements" means the audited consolidated financial statements of IRG for the period ended October 29, 2017 and the period ended October 30, 2016 and all notes to them, together with a report of Imvescor's auditors thereon.

"IRG Disclosure Letter" means the letter dated December 11, 2017 delivered by IRG to MTY contemporaneously with the execution of the Combination Agreement.

"IRG Employees" means the officers and employees of IRG and its Subsidiaries.

"IRG Nominee" has the meaning ascribed thereto under the heading "Summary of the Combination Agreement - Covenants".

"IRG Restaurant" means a restaurant operated by IRG or any of its Subsidiaries.

"IRG Securityholders" (individually, an "IRG Securityholder") means, collectively, Shareholders, holders of Options and holders of DSUs.

"IRS" has the meaning ascribed thereto under the heading "Certain U.S. federal income tax considerations".

"Kahala BAR" has the meaning ascribed thereto under the heading "Information concerning MTY -Documents incorporated by reference".

"Kingsdale Advisors" means Kingsdale Advisors, the strategic shareholder advisor and proxy solicitation agent retained by the Corporation.

"Laws" (individually, a "Law") means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (to the extent that they have the force of law or are binding on the Person to which they purport to apply), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"Lease(s)" means the leases of the Leased Properties, together with all supplements, side letters and amendments relating thereto, whether written or oral, in each case as described in Section 3.1.26 of Schedule 3.1 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Leased Property" or "Leased Properties" has the meaning ascribed thereto in Section 3.1.26 of Schedule 3.1 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Legal Action" means any claim, action, suit, demand, arbitration, inquiry, charge, indictment, hearing or other civil, criminal or administrative proceeding, or other investigation, audit, examination or proceeding, including for greater certainty those described in the IRG Disclosure Letter or the MTY Disclosure Letter.

"Letter of Transmittal" has the meaning ascribed thereto under the heading "Summary - Letter of Transmittal".

"Matching Period" has the meaning ascribed thereto under the heading "Summary of the Combination Agreement - Covenants".

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"Material Adverse Effect" has the meaning ascribed thereto in Section 1.1.81 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Material Contract(s)" has the meaning ascribed thereto in Section 3.1.27 of Schedule 3.1 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Mawer" means Mawer Investment Management Ltd.

"Meeting" has the meaning ascribed thereto under the heading "Introduction".

"MI 61-101" has the meaning ascribed thereto under the heading "Certain legal and regulatory matters -Securities Law matters".

"MTY" means MTY Food Group Inc.

"MTY AIF" has the meaning ascribed thereto under the heading "Information concerning MTY -Documents incorporated by reference".

"MTY Amended and Restated Financials" has the meaning ascribed thereto under the heading "Information concerning MTY - Documents incorporated by reference".

"MTY Amended and Restated Interim Financials" has the meaning ascribed thereto under the heading "Information concerning MTY - Documents incorporated by reference".

"MTY Amended and Restated Interim MD&A" has the meaning ascribed thereto under the heading "Information concerning MTY - Documents incorporated by reference".

"MTY Amended and Restated MD&A" has the meaning ascribed thereto under the heading "Information concerning MTY - Documents incorporated by reference".

"MTY Reorganization" has the meaning ascribed thereto in Section 5.10.6 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"MTY Share(s)" has the meaning ascribed thereto under the heading "Notice to the Shareholders in the United States".

"MTY Subco" means an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY.

"NCIB" has the meaning ascribed thereto under the heading "Information concerning IRG - Prior sales".

"Newco" means a wholly-owned direct or indirect subsidiary of MTY.

"No Action Letter" has the meaning ascribed thereto under the heading "Certain legal and regulatory matters - Regulatory Approvals".

"Non-Resident Holder" has the meaning ascribed thereto under the heading "Certain Canadian federal income tax considerations - Shareholders not resident in Canada".

"Notice of Meeting" has the meaning ascribed thereto under the heading "Introduction".

"Notifiable Transactions" has the meaning ascribed thereto under the heading "Certain legal and regulatory matters - Regulatory Approvals".

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"Notification" has the meaning ascribed thereto under the heading "Certain legal and regulatory matters - Regulatory Approvals".

"Options" means the options to purchase Shares outstanding and unexercised at any given date and granted under the Stock Option Plan.

"Ordinary Course" means, with respect to an action taken by any Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

"Outside Date" means March 30, 2018 or such later date as may be agreed to in writing by the parties to the Combination Agreement, provided that if the Effective Date has not occurred by March 30, 2018 as a result of the failure to obtain any of the Regulatory Approvals, then MTY or IRG may elect, by notice in writing delivered to the other Party prior to March 30, 2018 to extend the Outside Date by a specified period of not more than 30 days, provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain one or more of the Regulatory Approvals is primarily the result of that Party's failure to comply with its covenants to the Combination Agreement.

"Party" or "Parties" means, as applicable, MTY and/or IRG.

"PE Offer" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"PE Offeror" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"Permitted Dividends" means, in respect of the Shares, a dividend not in excess of $0.0225 per Share that is declared by the Board on or about the date of the release of the Imvescor 2017 Financial Statements, or such other dividends expressly authorized by MTY.

"Permitted Encumbrance" has the meaning ascribed thereto in Section 1.1.99 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"Person" (or, where there is more than one Person, "Persons") includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

"PFIC" has the meaning ascribed thereto under the heading "Certain U.S. federal income tax considerations".

"Pre-Amalgamation Reorganization(s)" has the meaning ascribed thereto in Section 5.10.1 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.

"QEF" has the meaning ascribed thereto under the heading "Certain U.S. federal income tax considerations".

"RDSP" has the meaning ascribed thereto under the heading "Eligibility for investments".

"Record Date" has the meaning ascribed thereto under the heading "Summary - Record Date".

"Registration Statement" has the meaning ascribed thereto under the heading "Notice to the Shareholders in the United States".

"Regulatory Approvals" (individually, a "Regulatory Approval") means the Competition Act Approval and the conditional approval of the TSX to the listing of the MTY Shares issuable pursuant to the Amalgamation Agreement.

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"Remaining MTY Shares" has the meaning ascribed thereto under the heading "The Amalgamation -Amalgamation mechanics".

"Representative(s)" means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

"Required Shareholder Approval" means the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the Shareholders present in person or represented by proxy at the Meeting, voting together as a single class.

"Resident Holder" has the meaning ascribed thereto under the heading "Certain Canadian federal income tax considerations - Shareholders resident in Canada".

"RESP" has the meaning ascribed thereto under the heading "Eligibility for investments".

"RRIF" has the meaning ascribed thereto under the heading "Eligibility for investments".

"RRP" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"RRSP" has the meaning ascribed thereto under the heading "Eligibility for investments".

"SEC" means the U.S. Securities and Exchange Commission.

"Second MTY Offer" has the meaning ascribed thereto under the heading "The Amalgamation -Background to the Amalgamation".

"Securities Authorities" means the Autorite des marches financiers and the applicable securities commissions and other securities regulatory authorities of a province of Canada.

"Securities Laws" means the Securities Act (Quebec) and any other applicable Canadian provincial and territorial securities Laws and published policies thereunder;

"SEDAR" means the System for Electronic Document Analysis and Retrieval, which is accessible on www.sedar.com.

"Severance Period" has the meaning ascribed thereto under the heading "The Amalgamation - Interest of certain persons in the Amalgamation".

"Share" (or, collectively, the "Shares") has the meaning ascribed thereto under the heading "Introduction".

"Share Component" has the meaning ascribed thereto under the heading "Summary – The Amalgamation".

"Shareholder" (or, collectively, "Shareholders") has the meaning ascribed thereto under the heading "Introduction".

"Special Committee" means the special committee consisting of independent members of the Board formed in connection with the Amalgamation and the other transactions contemplated in the Combination Agreement.

"Stikeman" means Stikeman Elliott LLP.

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"Stock Option Plan" means the stock option plan of IRG approved by the Shareholders on September 4, 2009, as amended from time to time.

"Strategic Offer" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"Strategic Offeror" has the meaning ascribed thereto under the heading "The Amalgamation -Background to the Amalgamation".

"Strategic Plan" has the meaning ascribed thereto under the heading "The Amalgamation - Background to the Amalgamation".

"Subsidiaries" (individually, a "Subsidiary") with respect to any Person means any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"Superior Proposal" means any bona fide written Acquisition Proposal after the date of the Combination Agreement: (i) to acquire not less than all of the outstanding Shares or all or substantially all of the assets of IRG on a consolidated basis; (ii) that complies with Securities Laws; (iii) to the extent it offers cash consideration, for which the financing has been demonstrated to be available to the reasonable satisfaction of the Board; (iv) that is not subject to any due diligence and/or access condition; and (v) that the Board determines in good faith (after receiving the advice of its outside legal counsel with respect to the Board's fiduciary duties and its financial advisors), taking into account all legal, financial, regulatory (including with respect to the Competition Act, to the extent applicable) and other aspects of such proposal considered appropriate by the Board: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to Shareholders than the transaction contemplated by the Combination Agreement (including any amendments to the transaction contemplated by the Combination Agreement proposed by MTY pursuant to Section 5.8 of the Combination Agreement, which agreement is available on SEDAR under IRG's issuer profile at www.sedar.com.)

"Superior Proposal Notice" has the meaning ascribed thereto under the heading "Summary of the Combination Agreement - Covenants".

"Supplementary Information Request" has the meaning ascribed thereto under the heading "Certain legal and regulatory matters - Regulatory Approvals".

"Supporting Shareholders" has the meaning ascribed thereto under the heading "Summary - Support and Voting Agreements".

"Supporting Shareholder Voting and Support Agreements" has the meaning ascribed thereto under the heading "Summary - Support and Voting Agreements".

"Surrender and Indemnity Agreement" means the agreement to be entered into prior to the Effective Date among MTY, IRG and a holder of Options or DSUs, outstanding at the time such agreement is

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entered into, respectively, in respect of the treatment of such Options and DSUs outstanding on the Effective Date as contemplated under the Combination Agreement.

"Tax Act" means the Income Tax Act (Canada).

"Tax Proposals" has the meaning ascribed thereto under the heading "Certain Canadian federal income tax considerations".

"Tax Regulations" means the Income Tax Regulations (Canada).

"Tax Return(s)" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Tax(es)" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions.

"taxable capital gain" has the meaning ascribed thereto under the heading "Certain Canadian federal income tax considerations - Shareholders resident in Canada – Taxation of capital gains or losses".

"Termination Fee" has the meaning ascribed thereto under the heading "Summary - Combination Agreement".

"TFSA" has the meaning ascribed thereto under the heading "Eligibility for investments".

"Third MTY Offer" has the meaning ascribed thereto under the heading "The Amalgamation -Background to the Amalgamation".

"TSX" means the Toronto Stock Exchange.

"U.S. Holder" has the meaning ascribed thereto under the heading "Certain U.S. federal income tax considerations".

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"Verbal MTY Offer" has the meaning ascribed thereto under the heading "The Amalgamation -Background to the Amalgamation".

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CONSENT OF ERNST & YOUNG LLP

We refer to the fairness opinion dated December 11, 2017 (the "Fairness Opinion") attached as Appendix B to the management information circular of Imvescor Restaurant Group Inc. ("IRG") dated January 12, 2018 (the "Information Circular") relating to the special meeting of shareholders of IRG to approve an amalgamation under the Canada Business Corporations Act involving IRG and an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY Food Group Inc.

We consent to the inclusion of the Fairness Opinion in the Information Circular to be filed with the securities regulatory authorities and to the inclusion of a summary of the Fairness Opinion in the Information Circular.

(signed) Ernst & Young LLP

Montreal, Quebec

January 12, 2018

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CONSENT OF STIKEMAN ELLIOTT LLP

We have read the management information circular of Imvescor Restaurant Group Inc. ("IRG") dated January 12, 2018 (the "Information Circular") relating to the special meeting of shareholders of IRG to approve an amalgamation under the Canada Business Corporations Act involving IRG and an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY Food Group Inc.

We consent to the inclusion in the Information Circular of our opinion contained under the headings "Eligibility for Investments" and "Certain Canadian Federal Income Tax Considerations" and references to our firm's name therein.

(signed) Stikeman Elliott LLP

Montreal, Quebec

January 12, 2018

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APPENDIX A – Amalgamation Resolution

See attached.

IRG | Management Information Circular | A-1

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

IMVESCOR RESTAURANT GROUP INC.
(the "Corporation")

BE IT RESOLVED THAT:

(A)

The amalgamation (the "Amalgamation") under Section 181 of the Canada Business Corporations Act (the "Act") involving the Corporation and an entity to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY Food Group Inc. ("MTY Subco") in accordance with the terms of the combination agreement dated December 11, 2017 (the "Combination Agreement") between the Corporation and MTY Food Group Inc. ("MTY") and upon the terms and conditions set forth in the amalgamation agreement (the "Amalgamation Agreement") among the Corporation, MTY and MTY Subco, a form of which is attached as Schedule 1.1.11 to the Combination Agreement, as more particularly described and set forth in the management information circular of the Corporation (the "Circular") dated January l, 2018 accompanying the notice of this meeting, and as the Amalgamation may be amended, modified or supplemented in accordance with its terms, is hereby authorized, approved and adopted.

(B)

The Corporation is hereby authorized to enter into the Amalgamation Agreement substantially upon the terms set forth in the form thereof attached as Schedule 1.1.11 to the Combination Agreement pursuant to Section 182 of the Act and the Amalgamation Agreement is hereby confirmed and approved.

(C)

The (i) Combination Agreement, Amalgamation Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Combination Agreement and the Amalgamation Agreement, (iii) actions of the directors and officers of the Corporation in executing and delivering the Combination Agreement, the Amalgamation Agreement and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(D)

Notwithstanding that this resolution has been passed (and the Amalgamation approved) by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized and empowered, by simple resolution, without notice to or approval of the shareholders of the Corporation, (i) to amend, modify or supplement the Combination Agreement, the Amalgamation Agreement, the Articles of Amalgamation (as defined in the Amalgamation Agreement) to the extent permitted thereby, and (ii) subject to the terms of the Combination Agreement, to revoke this resolution at any time prior to the Amalgamation becoming effective and determine not to proceed with the Amalgamation.

(E)

Any officer or director of the Corporation (each, an "Authorized Signatory") is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing the Articles of Amalgamation and such other documents as are necessary or desirable to the Director under the Act to give effect to the Amalgamation in accordance with the Combination Agreement and the Amalgamation Agreement, such determination to be conclusively evidenced by the execution and delivery of such Articles of Amalgamation and any such other documents.

(F)

Any Authorized Signatory is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such

IRG | Management Information Circular | A-2

determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

IRG | Management Information Circular | A-3

APPENDIX B – Fairness Opinion

See attached.

IRG | Management Information Circular | B-1

Ernst & Young s.r.I./S.E.N.C.R.L. Ernst & Young LLP 800, boul. Rene-Levesque Ouest Bureau 1900 Montreal (Quebec) H3B 1X9	Tel./Tel: + 1 5148756060 Telec./Fax: +1 5148792600 ey.com

December 8,2017

PRIVATE & CONFIDENTIAL

Special Committee of the Board of Directors
Imvescor Restaurant Group Inc.
8250 Boulevard Decarie, Suite 310
Montreal, Quebec
H4P 2P5

Dear Sirs/Mesdames:

Re: Imvescor Restaurant Group Inc. Proposed Transaction

Introduction

In connection with the proposed acquisition of all of the outstanding common shares of Imvescor Restaurant Group Inc. ("IRG") by MTY Food Group Inc. ("MTY") on a share-exchange basis pursuant to a proposed arrangement agreement (the "Arrangement"), Ernst & Young LLP (" EY") was retained by the Special Committee of the Board of Directors of IRG to provide a fairness opinion. The Arrangement specifies a price of $4.10 for each IRG common share, with $50 million of IRG shares to be purchased for cash, and the remaining shares to be exchanged for MTY common shares. The Arrangement further specifies that common shares of IRG being exchanged for MTY common shares; the number of MTY common shares will be based on: $4.10 times the number of IRG common shares being exchanged, divided by the volume weighted average price for MTY common shares on the Toronto Stock Exchange for the ten days preceding the effective date of the Arrangement (December 8, 2017).

This fairness opinion has been prepared to provide information for consideration by the Special Committee, the Board of Directors and the affected shareholders of IRG with respect to the Arrangement, but does not constitute a recommendation to any party as to any course of action they might take. Despite any conclusions reached herein, the circumstances of individual shareholders will necessarily determine what course of action they will take in responding to the Arrangement.

All dollar amounts presented herein are in Canadian funds, unless otherwise noted.

A member firm of Ernst & Young Global Limited

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Independence of EY

EY has developed this fairness opinion on the basis of an independent review and analysis of IRG. The analysis herein and the conclusions reached are those ofthe valuation professionals within EY.

EY is independent of all parties to the Arrangement in accordance with securities regulatory requirements1 and EY's professional standards:

  Over the past three years, EY did not provide any services to IRG, MTY and their affiliates.

  EY has no financial interest in IRG, MTY or their affiliates, nor in the outcome of the Arrangement.

  EY has not conducted a prior valuation of IRG.

  There are no understandings or agreements between EY and IRG or its associates or affiliates, with respect to future business dealings.

  EY's fees are not contingent on the completion of the proposed Arrangement or on the conclusions expressed herein.

Scope of Review

In developing this fairness opinion, EY has had discussions with management of IRG and MTY, conducted the procedures noted below, and relied on information obtained from these general procedures, among others:

1.	Reviewed the terms of the Arrangement that will result in IRG's common shares being exchanged for MTY common shares.

2.	Reviewed the operating structures of IRG and MTY on the basis of information provided by IRG and MTY, and information available from public sources.

3.

Reviewed historical annual financial statements of IRG for the years ended October 2012 to 2016, interim financial statements for the nine months ended July 30,2017, and draft annual financial statements for the year ended October 29, 2017.

4.	Reviewed historical annual financial statements of MTY for the years ended November 30, 2012 to 2016 and interim financial statements for the nine months ended August 31, 2017.

[1] While EY understands that compliance with Ontario Securities Commission MI 61-101 (Multilateral Instrument 61-101, Protection of the Minority Security Holders in Special Transactions) is not required in this instance we have considered and applied its standards where considered applicable, including those related to independence and value definition.

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5.	Reviewed available forecast information and various background materials concerning IRG's and MTY's businesses, as well as industry data and information considered relevant to assessing fairness from a financial point of view.

6.	Reviewed a range of economic, investment, stock market trading, and acquisition transaction data in the process of developing factors and rates of return relevant to assessing fairness from a financial point of view.

7.	Reviewed historical trading data, including trading volume and share prices, for the common shares of IRG and MTY.

8.	Reviewed the Presentation to the Board of Directors prepared by IRG's financial advisor, GMP Securities, dated October 26, 2017, which discusses potential buyer synergies and the process for identifying and contacting prospective buyers.

9.	Evaluated the Arrangement on the basis of fairness from a financial point of view to the shareholders of IRG. Our assessment included: reviewing the implied transaction multiples relative to public stock trading and merger & acquisition data, and reviewing the internal rate of return implied under alternative cash flow model scenarios.

Assumptions and Limitations

EY has relied upon the completeness, accuracy and fair presentation of all of the financial and other information obtained by it from public sources and from IRG for purposes of developing this fairness opinion. This fairness opinion is conditional upon the completeness and accuracy of such information. Subject to the exercise of professional judgements and except as expressly described herein, we have not attempted to verify the completeness, accuracy or fair presentation of any of the information relied upon in developing this assessment of financial fairness. The attached Schedule of Limiting Conditions includes additional assumptions concerning the information reviewed.

Management of IRG has represented to us that the financial and other information provided by IRG is true and correct in all material respects as of October 29, 2017 and from that date to the date of this fairness opinion there have been no changes in facts material to the fairness conclusions.

This fairness opinion has been prepared for the specific purpose identified above and is not to be used in any other context without the express written consent of EY. This fairness opinion is developed as of a specific date on the basis of identifiable information and EY has not undertaken to update it to any other date. Should information relevant to the fairness conclusions become available to EY subsequent to the date of this fairness opinion, EY reserves the right, but will be under no obligation, to revise this fairness opinion.

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In completing this fairness opinion EV has made numerous assumptions with respect to economic, industry, and company performance and expectations that are matters over which EV has no control.

Transaction fairness assessments are inherently and inescapably a matter of implicit or explicit perceptions of the potential future economic performance of the business under consideration and the environment in which that performance will take place. Recognizing that those perceptions are developed under conditions where neither contractual nor other bases exist to ensure that actual operating results will conform to the assumptions employed for assessment purposes, this analysis necessarily works with contingent and uncertain information that is inherently subject to uncertainty. It must accordingly be recognized that IRG and EV do not warrant that any projections and estimates employed in developing this fairness opinion represent commitments as to what the future performance of the business will be.

This fairness opinion is considered to be a reasonable evaluation on the basis of the information and assumptions upon which it is predicated, and as of the time when it was developed. However, should significant deviations from these assumptions emerge in the future, the evaluation may cease to be representative.

This report must be considered as a whole and selecting portions of the report without considering the other procedures, factors and analyses may create a misleading view of the evaluation process and results.

Credentials of EV

EV is one of the largest global professional service firms, providing assurance, tax, transaction and advisory services. EV's global transaction services include: valuations and fairness opinions, corporate finance and merger & acquisition advisory, transaction diligence and integration, transaction tax advisory, and corporate restructuring.

The conclusion expressed herein is that of EV, including approval by a committee of senior EV practitioners, experienced in providing valuation and fairness opinions, merger & acquisition advisory services, and other corporate transaction services.

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BACKGROUND

Transaction Rationale

IRG operates in an industry where strategic industry participants have completed mergers and acquisitions in order to enhance their growth and scale, and realize acquisition synergies. In light of this, and following a period of relatively consistent earnings performance, IRG and its financial advisor have sought out potential sale or merger opportunities as a means of further enhancing shareholder value, resulting in the Arrangement with MTY.

Overview of IRG

IRG is primarily engaged in franchising a network of mid-scale dining, casual dining and take-out and delivery restaurants. It operates under five brand names, and as at the end of fiscal 2017 had 254 franchised restaurants and eight corporate restaurants throughout Canada. IRG was founded in 1967 and is headquartered in Montreal, Quebec.

The table below sets out a summary of IRG's historical operating results for the six years ended October 2012 to 2017 and forecast operating results for the year ending October 28, 2018, together with selected analytical ratios and restaurant statistical data:

Imvescor Restaurant Group Inc.
Historical and Projected Operating Results ($000s)
	For the twelve months ended						Year ended
	28-0ct-12	27-Oct-13	26-Oct-14	25-Oct-15	30-Oct-16	29-Oct-17	28-Oct-18
Revenue	47,305	45,136	46,619	44,478	53,020	50,005	64,272
Operating expenses	32,962	30,020	30,858	28,097	36,166	32,524	44,618
EBITDA	14,343	15,116	15,761	16,381	16,854	17,481	19,654
Depreciation and amortization	593	864	1,124	953	570	945	2,340
EBIT	13,750	14,252	14,637	15,428	16,284	16,536	17,314
Capital expenditures	1,156	1,431	121	294	553	4,134	5,200
Growth and margin ratios
Revenue growth	na	(4.6%)	3.3%	(4.6%)	19.2%	(5.7%)	10.3%
EBITDA margin %	30.3%	33.5%	33.8%	36.8%	31.8%	35.0%	30.6%
Capilal expenditures as % of revenue	2.4%	3.2%	0.3%	0.7%	1.0%	8.3%	8.1%
Restaurant statistical data
Same store growth	(0.4%)	(2.6%)	(2.7%)	0.2%	1.4%	3.3%	na
Owned restaurants	7	10	6	4	5	8	na
Franchised restaurants	244	230	228	223	218	254	na
Note: The above figures include rejuvenation costs and exclude non-recurring and non-operational items, such as acquisition costs and asset impairments.

From fiscal 2012 to 2015, IRG experienced declining same store sales growth and an overall decrease in revenue, from $47.3 million in 2012 to $44.5 million in 2015. In response, the company implemented a three-year "Strategic Plan" for investment in growth initiatives. Revenue grew by 19.2% in fiscal 2016, primarily attributed to system sales growth as a result

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of increased retail promotional activities. For fiscal 2017, revenue grew by 8.1%, before a reduction of $7.3 million for discontinued operations. According to IRG management, the fourth quarter of 2017 represented the tenth consecutive quarter of positive same store sales growth.

Over the same time period, IRG's earnings before interest, taxes, depreciation and amortization ("EBITDA") margin ranged from a low of 30.3% in fiscal 2012 to a high of 36.8% in fiscal 2015. In fiscal 2017, IRG's EBITDA margin was 35.0%, up from 31.8% in the prior year.

During fiscal 2014 to fiscal 2016, capital expenditures averaged 0.7% of sales. For the year ended October 29, 2017, capital expenditures were significantly higher at 7.3% of sales, primarily related to IRG's implementation of the aforementioned Strategic Plan.

Note that the above operating results reflect operational changes due to IRG's recent acquisition and divestiture activity. On February 27,2017, IRG acquired substantially all of the assets of Ben & Florentine for total consideration of $17.7 million, with an additional earn-out payment of up to $7.3 million. In fiscal 2017, Ben & Florentine contributed $5.8 million of revenue to IRG. On November 30,2017, IRG sold substantially all of its assets of Groupe Commensal Inc. for $4.25 million. The operating results above for the year ended October 29, 2017 are exclusive of Group Commensal Inc.

Management's forecast for fiscal 2018 reflects 10.3% revenue growth, driven largely by including full year results for Ben & Florentine, as well as an overall increase in system sales. EBITDA is forecast to increase to $19.7 million, while the EBITDA margin is expected to decrease to 30.6%. Capital expenditures are forecast to be 8.1% of revenue, as investment in infrastructure related to the Strategic Plan continues.

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The table below sets out a summary of IRG's historical financial position for the six fiscal years ended October 2012 to 2017:

Imvescor Restaurant Group Inc.
Historical Financial Position ($000s)
	As at
	28-Oct-12	27-Oct-13	26-Oct-14	25-Oct-15	30-Oct-16	29-Oct-17
Operating Assets and Liabilities
Non-cash working capital	(1,889)	(136)	(293)	(1,977)	940	(5,267)
Capital assets	1,759	2,354	5,442	4,983	5,102	5,117
Intangible assets and goodwill	102,017	101,559	96,913	97,300	97,441	121,073
Deferred tax liability	(4,239)	(6,504)	(7,259)	(7,466)	(11,623)	(15,820)
Gift card liability	(2,426)	(3,016)	(2,878)	(2,997)	(2,770)	(2,714)
Deferred revenue	(1,206)	(1,538)	(641)	(275)	(178)
Other assets (liabilities)	(2,510)	(2,473)	(663)	465	(535)	(1,248)
Assets held for sale	-	300	-	-	-	4,754
	91,506	90,546	90,621	90,033	88,377	105,895
Financial Capital
Net debt/ (net cash)	32,140	28,044	20,142	8,174	(2,896)	13,871
Equity	59,366	62,502	70,479	81,859	91,273	92,024
	91,506	90,546	90,621	90,033	88,377	105,895
Note: The above figures exclude any restatements made following the date of this report.

As shown above, IRG's largest asset category is intangible assets and goodwill. IRG had negative working capital at five of the last six fiscal year-ends, reflective of the nature of its franchising operations whereby accounts receivable generally turn over faster than accounts payable. Net debt as at October 29, 2017 was $13.9 million (including the contingent liability relating to the Ben & Florentine acquisition).

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Overview of MTY

MTY is one of the largest franchisors in the Canadian quick service restaurant industry and operates under many different banners. It had 5,487 restaurant locations as at August 31, 2017, of which 98.7% were franchised, as well as a distribution centre and food processing plant in Quebec. MTY was founded in 1979 and is headquartered in Ville Saint-Laurent, Quebec.

The table below sets out a summary of MTY's historical operating results for the five years ended November 30, 2012 to 2016 and for the twelve months ended August 31, 2017, together with selected analytical ratios and restaurant statistical data:

MTY Food Group Inc.
Historical Operating Results ($000s)
	For the years ended November 30,					Year ended
	2012	2013	2014	2015	2016	31-Aug-17
Revenue	96,220	101,360	115,177	145,203	196,382	286,714
Cost of sales	12,352	11,024	12,461	29,000	35,100	55,300
Gross Profit	83,868	90,336	102,716	116,203	161,282	231,414
Operating expenses	48,942	51,101	60,057	65,521	89,508	128,744
Gift card adjustment*					4,263	8,226
EBITDA	34,926	39,235	42,659	50,682	67,511	94,444
Depreciation and amortization	4,995	5,331	7,076	8,279	12,844	24,741
EBIT	29,931	33,904	35,583	42,403	54,667	69,703
Capital expenditures	1,070	838	634	3,426	2,789	3,095
Growth and margin ratios
Revenue growth		5.3%	13.6%	26.1%	35.2%	NA
EBITDA margin %	36.3%	38.7%	37.0%	34.9%	34.4%	32.9%
Capital expenditures as % of revenue	1.1%	0.8%	0.6%	2.4%	1.4%	1.1%
Restaurant statistical data
Same store growth	1.1%	(2.0%)	(0.9%)	(0.5%)	(0.4%)	NA
Owned restauranls	20	25	36	43	82	74
Franchised restaurants	2,179	2,565	2,691	2,695	5,599	5,413
Note: The above figures exclude non-recurring and non-operational items, such as acquisition and disposition costs and asset impairrnents. *Reduction to normalize results for the impact of the gift card restatement and accounting policy change, pro-rated to the above periods.

Revenue increased in fiscal 2015 by 26.1% from the prior year, and increased by a further 35.2% in fiscal 2016, driven primarily by MTY's recent acquisitions. MTY's two recent significant purchases were Kahala Brands Ltd. for $393.4 million on July 26, 2016 and BF Acquisition Holdings, LLC for $35.4 million on October 5,2016. Same store sales declined annually from fiscal 2013 to fiscal 2016.

MTY's EBITDA margin averaged 36.3% from fiscal 2012 to 2016, with a low of 34.4% in fiscal 2016 and a high of 38.7% in fiscal 2013. For the twelve months ended August 31, 2017, EBITDA margin was 32.9%.

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On November 22, 2017, MTY announced a restatement to its consolidated financial statements for the year ended November 30, 2016 and the nine months ended August 31, 2017 as a result of erroneous revenue recognition of breakage on the Kahala gift cards assumed upon acquisition (impact included above in the line entitled "Gift card restatement"). MTY anticipates that the restatement will result in lower revenue and lower EBITDA, except for in the fourth quarter of fiscal 2017, which will have a positive revenue adjustment. MTY has also stated that the change, which will continue to be applied prospectively, is not expected to impact the cash flows or operations of MTY.

The table below sets out a summary of MTY's historical financial position for the five years ended November 30, 2012 to 2016 and as at August 31, 2017:

MTY Food Group Inc.
Historical Financial Position ($000s)
	As at November 30,					As at
	2012	2013	2014	2015	2016	31-Aug-17
Operating Assets and Liabilities
Non-cash working capital	(1,709)	2,268	4,148	(7,026)	(16,784)	(32,468)
Capital assets	9,382	6,213	9,855	10,506	14,087	13,664
Intangible assets and goodwill	77,479	143,073	162,058	159,445	744,954	719,145
Deferred tax liaillity	(2,298)	(5,434)	(5,930)	(6,099)	(123,231)	(113,498)
Gift card liability	(910)	(1,065)	(1,739)	(1,335)	(72,018)	(64,150)
Deferred revenue	(2,169)	(3,655)	(3,709)	(5,660)	(18,080)	(20,247)
Other assets / (labilities)	728	578	505	217	2,385	1,157
Assets held for sale	-	1,377	-	-	-	-
	80,503	143,355	165,188	150,048	531,313	503,603
Financial Capital
Net debt / (net cash)	(25,560)	12,546	15,717	(19,161)	217,473	186,953
Equity	106,063	130,809	149,471	169,209	313,840	316,650
	80,503	143,355	165,188	150,048	531,313	503,603
Note: November 31, 2016 and August 31 ,2017 are prior to the gift card restatement since the figures are not available for August 31, 2017. Restated equity for November 31, 2016 would be $310.9 mllion.

As shown above, MTY's largest asset category is intangible assets and goodwill. MTY had negative working capital in four of the prior six periods presented. Net debt as at August 31, 2017 was $187.0 million.

Share Trading Activity

IRG

The table below provides a summary of IRG's recent trading activity. IRG's average monthly common share price increased to more than $4.10 in November 2017 (reaching as high as $4.20). The three month average closing price was $3.89 and the December 8,2017 closing price was $4.10.

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IRG share trading volume has averaged 100 thousand shares per day over the past year and 110 thousand shares per day over the past three months.

During the period shown IRG's total enterprise value to EBITDA multiple has increased from approximately 9.2x in December 2015 to 14.7x as at December 8,2017, corresponding to the stock price growth shown above, during a period of relatively consistent EBITDA levels.

On October 27, 2017 trading volume reached 1.2 million shares and the share price rose from $3.60 to $4.03. In response to this high volume and rapid price increase, the Investment Industry Regulatory Organization of Canada (lIROC) temporarily halted trading, and IRG disclosed to the market that it had received a preliminary non-binding indication of interest from a third party relating to a potential transaction.

MTY

The table below provides a summary of MTY's recent trading activity. MTY's average monthly common share price increased to more than $55.00 in November 2017 (reaching as high as $55.90). The three month average closing price was $50.22 and the December 8, 2017 closing price was $53.27.

MTY share trading volume has averaged 20 thousand shares per day over the past two years, as well as over the past three months.

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The volume weighted average trading price for the ten trading days preceding December 8, 2017 is $52.26 (representing the MTY exchange price under the Arrangement).

During the past two years MTY's total enterprise value to EBITDA multiple fluctuated from 12.6x as at December 31,2015 to a high of 22.3X as at December 31, 2016,during and was 12.7x as at December 8,2017 (the decrease being due largely to improved LTM EBITDA).

The common shares of both IRG and MTY meet the liquid markets requirement as defined in MI 61-101, section 1.2. EY notes that MTY's average daily dollar value traded of approximately $1 million during the past year exceeds the $350 thousand average for IRG.

Value Standard

In assessing the adequacy of financial value, EY has applied the concept of fair market value as the relevant assessment benchmark on a basis consistent with the guidance of MI 61-101 (i.e., excluding any downward adjustment to reflect the liquidity of the securities, the effect of the transaction on the securities or the fact that the securities do not form part of a controlling interest). Fair market value is defined as:

"The monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. "

Bases for Assessing Financial Value

Depending on circumstances and the nature of the business under review, the reasonability of transaction values may be assessed on a relative basis, through comparison of the financial metrics and factors implied by the transaction. For example: implied transaction multiples may be compared to public company trading and transaction data; and implied

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internal rates of return may be compared to return expectations for the subject business, in light of its risk profile.

As part of this analysis, EY has reviewed and considered implied transaction multiples and implied rates of return, among other factors.

Implied Transaction Multiples Review

Comparison to Trading and Transaction Multiples

The table below provides a comparison of the IRG and MTY EBITDA and EBIT multiples implied by the Arrangement, to mean and median publicly available trading and transaction multiples for companies operating in similar industries, including MTY's public trading and transaction multiples. The trading multiples are as at December 8,2017 and the transaction multiples are based on merger & acquisition transactions over the past five years.

Selected Implied Multiples
	TEV / EBITDA	TEV / EBIT
	LTM	LTM
IRG (Implied by Arrangement)	15.0x	15.9x
MTY (Implied by 10-day VWAP as at Dec. 8, 2017)	13.8x	18.7x
Trading Multiples Observed
Quick Service
Mean	12.7x	16.7x
Median	12.7x	15.9x
Casual Dining
Mean	9.3x	20. 0x
Median	8.5x	18.2x
All Companies
Mean	11.8x	17.8x
Median	11.8x	17. 0x
Transaction Multiples Observed
Mean	11.6x	19.1x
Median	10.4x	21.6x
Legend: TEV =Total Enterprise Value; LTM =Last Twelve Mths.; VWAP =Volume Weighted Avg.

IRG's LTM EBITDA multiple is greater than MTY's and exceeds the mean and median across all of the trading multiple categories and the transactions.

IRG's LTM EBIT multiple is less than MTY's, as well as the mean and median multiples across all of the trading multiple categories and the transactions. However, MTY amortization is largely from intangibles, and excluding intangibles amortization from both IRG and MTY results in an "EBITA" multiple of 15.5x and 14.2x respectively). While the trading and transaction EBIT multiples are also higher than the IRG multiple, the EBIT margin for the underlying entities is considerably lower than that of IRG (16% for the transaction data and

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18% for the trading data on average, compared with 33% for IRG), suggesting that the higher multiples might well reflect opportunities to improve margin substantially.

The level of IRG's implied multiples from the Arrangement is considered reasonable relative to available market multiples. Two influencers on valuation multiples are growth opportunities (higher cash flow growth opportunities tending to increase multiples) and market capitalization size (greater size tending to increase multiples). In the case of IRG, management forecasts EBITDA to increase by $2.2 million in fiscal 2018, but the operating plan also requires $5.2 million of capital expenditures (compared to an average capital expenditure level of $1.6 million over the past five years). Also, at a market capitalization of approximately $250 million, IRG is relatively small compared to the publicly traded companies operating in similar industries.

Implied Rates of Return

The table below provides the internal rate of return ("IRR") implied by the conversion price under varying projected fiscal 2018 EBITDA levels and varying long term growth levels2 .

IRR· Sensitivit on EBITDA CAD Millions; and Terminal Growth
	X	17.5	18.0	18.5	19.0	19.5
	1.5%	5.8%	6.0%	6.1%	6.3%	6.4%
	2.0%	6.3%	6.5%	6.6%	6.8%	6.9%
Y	2.5%	6.9%	7.0%	7.2%	7.3%	7.4%
	3.0%	7.4%	7.5%	7.7%	7.8%	8.0%
	3.5%	7.9%	8.1%	8.2%	8.3%	8.5%

For any given forecast scenario, the IRR decreases as price increases; as such, lower IRRs relative to required rates of return are favourable to a seller and the existence of synergies will result in a lower IRR, when based on a stand-alone forecast, excluding synergies. The implied IRR at the sensitivity factors shown above ranges from 5.8% to 8.5%. This level of return is considered reasonable relative to required market rates of return, including consideration of the opportunity for synergies to be realized and provide additional returns to the merged entity.

Approach to the Evaluation of Fairness

In reviewing the Arrangement in terms of fairness from a financial point of view to the shareholders of IRG, EV's considerations included the conversion price and exchange ratio for IRG's common shares, relative to our analyses, as well as other general financial information.

[2] The above analysis assumes: year one capital expenditures based on IRG's 2018 forecast; capital expenditures beyond 2018 equal to forecast depreciation, plus growth; working capital change based on opening position growth; a tax rate of 27%; and mid-period discounting.

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In assessing the fairness from a financial point of view of the Arrangement, EV observed that:

  The conversion price of $4.10 per common share equals IRG's current trading price of $4.10 as at December 8,2017. However, EV notes that IRG's stock price was $3.60 on October 26, 2017, prior to a relatively sharp increase in price on October 27, 2017, to $4.03, with IRG then indicating to the market at that time that an unsolicited indication of interest had been received.

  Given that consideration under the Arrangement is approximately 80% share exchange, IRG shareholders will have an opportunity to participate in the combined entity based on the relative ownership to be acquired in MTV, including the potential realization of synergies.

  EV's review of market information, including stock trading multiples and other data for companies operating in similar industries (including MTV), does not suggest that the Arrangement offers insufficient financial value to IRG's shareholders and does not suggest that the exchange ratio for MTV shares is unreasonable.

  The conversion price forthe Arrangement does not appear inconsistent with the value inherent in the business in light of its attributes, including its historical return levels and operating outlook, and the corresponding rate of return implied by the conversion price.

Fairness Conclusion

On the basis of our review and subject to the assumptions and limitations noted herein, it is our opinion as of the date hereof that the Arrangement is fair, from a financial point of view, to the shareholders of IRG.

Sincerely,

Ernst & Young LLP

15

SCHEDULE OF LIMITING CONDITIONS

1.	Ernst & Young LLP ("EY") has prepared this report solely for the purpose stated, and it should not be used for any other purpose. In carrying out our work, we have worked solely on the instructions of our client and this report has been drafted solely for its purposes. Our report may not have considered issues relevant to third parties and EY shall have no responsibility whatsoever to any third party which obtains a copy of this report. Any use such a third party may choose to make of this report is entirely at its own risk.

2.	Provision of conclusions and/or recommendations and considerations of the issues described herein are areas of valuation practice for which we believe that we have knowledge and experience. The services provided are limited to such knowledge and experience and do not represent audit, advisory or tax-related services that may otherwise be provided by EY or another Ernst & Young member firm.

3.	No investigation of the title to the subject company and subject assets has been made, and the ownership claims to the subject company and subject assets are assumed to be valid. To the extent that EY's services include assets, properties or business interests, EY shall assume no responsibility for matters of legal description or title, and EY shall be entitled to make the following assumptions: (i) title is good and marketable, (ii) there exist no liens or encumbrances, (iii) there is full compliance with all applicable government regulations and laws (including, without limitation, zoning regulations), and (iv) all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any government, private entity or organization have been or can be obtained or renewed for any use on which EY services are to be based.

4.	The conclusions and/or recommendations contained herein are not intended to apply at any time other than the effective date that is specifically stated in this report. Changes in market conditions could result in conclusions and/or recommendations substantially different than those presented at the stated effective date. We assume no responsibility to update our report for changes in market conditions.

5.	No responsibility is assumed for information furnished by others (including management), and such information is believed to be reliable.

6.	In the course of our analysis, we were provided with written information, oral information, and/or data in electronic form, related to the structure, operation, and financial performance of the subject company and subject assets. We have relied upon this information in our analyses and in the

16

preparation of this report and have not independently verified its accuracy or completeness.

7.	Certain historical financial data used in our engagement were derived from unaudited financial statements and are the responsibility of management. These financial statements may not have included disclosures required by generally accepted accounting principles. We have not independently verified the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

8.	The estimates of cash flow data underlying the analysis herein is solely for use in the analysis. We have not performed an examination or compilation of the underlying cash flow data in accordance with standards prescribed by the Chartered Public Accountants of Canada, and, accordingly, do not express an opinion or offer any form of assurance on the underlying cash flow data or their underlying assumptions. Furthermore, there will usually be differences between estimated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

9.	Our report assumes full compliance with all applicable federal, provincial, local, and other zoning, usage, environmental and similar laws and regulations, unless otherwise stated.

10.	We assume no responsibility for any financial and tax reporting decisions, which are appropriately those of management. It is our understanding that management accepts the responsibility for any financial statement and tax reporting issues with respect to the subject assets.

11.	We reserve the right (but will not be obligated) to revise this fairness opinion in light of any relevant information (that we consider material to this fairness opinion) that comes to our attention after the date of issuance.

12.	EV, by reason of its services hereunder, is not required to furnish additional work or services, or to give testimony, or be in attendance in court with reference to the subject assets, properties, or business interest or to update any report, recommendation, analysis, conclusion or other document relating to its services for any events or circumstances unless arrangements acceptable to EV have been separately agreed upon with its client.

APPENDIX C– Section 190 of the CBCA (Dissent Rights)

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

IRG | Management Information Circular | C-1

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder's name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

IRG | Management Information Circular | C-2

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

IRG | Management Information Circular | C-3

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities

IRG | Management Information Circular | C-4

APPENDIX D – Unaudited Pro Forma Condensed Consolidated Financial Statements of MTY

See attached.

IRG | Management Information Circular | D-1

Pro forma condensed consolidated statement of financial position as at August 31, 2017
(in thousands of dollars)
unaudited

				Pro forma		Pro forma
	MTY	Imvescor	Combined	adjustments	note	combined
	as at August 31,	As at July 30,
Assets	2017	2017
Current assets
Cash	$40,934	$3,824	$44,758	$(23,655)	6(c)(e)	$21,103
Restricted cash	-	4,500	4,500	-		4,500
Accounts receivable	34,006	9,950	43,956	(215)	6(f)	43,741
Inventories	5,587	820	6,407	-		6,407
Loans receivable	2,743	-	2,743	215	6(f)	2,958
Prepaid expenses and deposits	3,753	556	4,309	573	6(c)	4,882
Assets held for sale	-	4,748	4,748	-		4,748
Other assets	1,159	-	1,159	-		1,159
	88,182	24,398	112,580	(23,082)		89,498

Loan receivable	3,344	754	4,098	-		4,098
Property, plant and equipment	13,664	3,523	17,187	-		17,187
Intangible assets	497,795	114,639	612,434	-		612,434
Goodwill	221,350	6,509	227,859	161,286	6(g)	389,145
	$824,335	$149,823	$974,158	$138,204		$1,112,362

Liabilitiesand Shareholders' equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$52,230	$9,403	$61,633	$449	6(f)	$62,082
Provisions	80,694	2,918	83,612	-		83,612
Income taxes payable	23,101	1,718	24,819	-		24,819
Deferred revenue and deposits	20,247	-	20,247	611	6(f)	20,858
Contingent consideraton	-	6,870	6,870	-		6,870
Current portion of long-term debt	2,780		2,700	-		2,780
Liabilities directly associated with assets held for sale	-	431	431	-		431
	179,052	21,340	200,392	1,060		201,452

Deferred revenue and deposits	2,187	-	2,187	236	6(f)	2,423
Long-term debt	225,107	19,000	244,107	31,000	6(b)(e)	275,107
Other long-term liabilities	-	1,296	1,296	(1,296)	6(f)	-
Deferred income taxes	108,732	17,055	125,787	-		125,787
	515,078	58,691	573,769	31,000		604,769

Shareholder's equity
Equity attributable to owners
Capital stock	114,545	54,718	169,263	143,618	6(g)	312,881
Reserves	-	31,056	31,056	(31,056)	6(g)	-
Contributed surplus	725	-	725	-		725
Accumulated other comprehensive income	(22,859)	-	(22,859)	-		(22,859)
Retained earnings	215,225	5,358	220,583	(5,358)	6(g)	215,225
	307,636	91,132	398,768	107,204		505,972

Equity attributable to non-controlling interest	1,621	-	1,621	-		1,621
	309,257	91,132	400,389	107,204		507,593
	$824,335	$149,823	$974,158	$138,204		$1,112,362

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Pro forma condensed consolidated statement of income
For the nine-month period ended August 31, 2017
(in thousands of dollars, except per share amounts)
unaudited

				Pro forma		Pro forma
	MTY	Imvescor	Combined	adjustments	note	consolidated
	Nine months ended	39 weeks ended
	August 31, 2017	July 30, 2017

Revenue	$206,350	$37,204	$243,554	$-		$243,554

Expenses
Operating expenses	139,843	24,746	164,589	-		164,589
Depreciation - property, plant and equipment	2,148	435	2,583	-		2,583
Amortization - intangible assets	16,792	310	17,102	-		17,102
Interest on long-term debt	7,844	205	8,049	969	6(a)(b)(e)(f)	9,018
	166,627	25,696	192,323	969		193,292

Other income (charges)
Foreign exchanges (loss) gain	2,364	-	2,364	-		2,364
Interest income	373	-	373	45	6(f)	418
Gain on disposal	1,072	-	072	-		1,072
	3,809	-	3,809	45		3,854

Income before taxes	43,532	11,508	55,040	(924)		54,116

Income taxes
Current	13,772	4,966	18,738	(249)	6(d)	18,489
Deferred	(589)	(2,004)	(2,593)	-		(2,593)
	13,183	2,962	16,145	(249)		15,896
Net income from continuing operations	30,349	8,546	38,895	(675)		38,220

Profit from discontinued operations, net of tax	-	600	600	-		600

Net income	$30,349	$9,146	$39,495	$(675)		$38,820

Net income attributable to:
Owners	$30,083	$9,146	$39,229	$(675)		$38,554
Non-controlling interests	266	-	266	-		266
	$30,349	$9,146	$39,495	$(675)		$38,820

Earnings per share (continuing operations)
Basic	$1.40					$1.51
Diluted	$1.40					$1.51

Earnings per share
Basic	$1.40					$1.53
Diluted	$1.40					$1.53

Weighted average numberof shares outstanding
Basic and diluted (in thousands)	21,374			3,795	6(h)	25,170

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Pro forma condensed consolidated statement of income
For the twelve-month period ended November 30, 2016
(in thousands of dollars, except per share amounts)
unaudited

				Pro forma		Pro forma
	MTY	Irnvescor	Combined	adjustments	notes	consolidated
	12 months ended	53 week sended
	November 30, 2016	October 30, 2016

Revenue	$191,275	$45,546	$236,821	$-		$236,821

Expenses
Operating expenses	125,434	29,330	154,764	-		154,764
Depreciation - property, plant and equipment	2,065	171	2,242	-		2,242
Amortization - intangible assets	10,779	136	10,915	-		10,915
Interest on long-term debt	3,855	190	4,045	1,353	6(a)(b)(e)(f)	5,398
	142,133	29,833	171,966	1,353		173,319

Other income (charges)
Foreign exchanges (loss) gain	3,198	-	3,198	-		3,198
Interest income	287	-	287	83	6(1)	370
Other income	13,959		13,959	-		13,959
Gain on disposal	2,100	-	2,100	-		2,100
	19,544	-	19,544	83		19,627

Income before taxes	68,686	15,713	84,399	(1,270)		83,129

Income taxes
Current	13,930	246	14,176	(342)	6(d)	13,834
Deferred	(111)	4,319	4,208	-		4,208
	13,819	4,565	18,384	(342)		18,042
Net income from continuing operations	54,867	11,148	66,015	(928)		65,087

Profit from discontinued operations, net of tax	-	252	252	-		252

Net income	$54,867	$11,400	$66,267	$(928)		$65,339

Net income attributable to:
Owners	$54,421	$11,400	$65,821	$(928)		$64,893
Non-controlling interests	446	-	446	-		446
	$54,867	$11,400	$66,267	$(928)		$65,339

Earnings per share (continuing operations)
Basic	$2.73					$2.73
Diluted	$2.73					$2.73

Earnings per share
Basic	$2.73					$2.74
Diluted	$2.73					$2.74

Weighted average number of shares outstanding
Basic and diluted (in thousands)	19,909			3,795	6(h)	23,704

See the accompanying notes to the unaudited pro forma condensed consolidated financial stataments.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of CDN dollars, except per share amounts)
Unaudited

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements of MTY Food G ro u p Inc. ("MTY") give effect to the acquisition (the "IRG Acquisition") of all of the issued and outslanding common shares (the "IRG Shares") of Imvescor Reslaurant Group Inc. ("IRG" or "Imvescor") under the acquisition method of accounting subject to the assumptions included therein. The historical financial information of MTY and IRG are presented in accordance with International Financial Reporting Standards ("IFRS"). Certain historical financial information of IRG has been reclassified to conform to the presentation of historical financial information of MTY.

The unaudited pro forma condensed consolidated financial statements have been prepared as if the IRG Acquisition had occurred on (1) December 1, 2015 for the unaudited pro forma condensed consolidated statement of income for the year ended November 30, 2016 and the unaudited pro forma condensed consolidated statement of income for the nine months ended August 31, 2017; and (2) August 31, 2017 for the unaudited pro forma condensed consolidated statement of financial position as at August 31, 2017.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable in the circumslances, as described in the notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transaction reflected therein had been completed on the dates indicated or the results which may occur in the future. In addition, they do not reflect any revenue or cost synergies that may be achieved with respect to the combined entities, the cost of the integration or other non-recurring charges that may occur.

These unaudited pro forma condensed consolidated financial statements have been prepared using and should be read in conjunction with:

1.	The accompanying notes to the unaudited pro forma condensed consolidated financial statements;
2.	The audited amended and restated consolidated financial statements of MTY as at and for the year ended November 30, 2016 filed on SEDAR on December 8, 2017;
3.	The unaudited amended and restated condensed interim consolidated financial statements of MTY as at and for the nine-month period ended August 31, 2017 filed on SEDAR on January 3, 2018;
4.	The audited consolidated financial statements of IRG as at and for the 53-week period ended October 30, 2016;
5.	The unaudited condensed consolidated interim financial statements of IRG as at and for the 39-week period ended July 30, 2017.

These unaudited pro forma condensed consolidated financial statements exclude any fair value adjustments to the allocation of the purchase price. Therefore, the difference between the estimated purchase price and the net assets acquired excluding pre-acquisition goodwill has been allocated to goodwill. Actual amounts will be recorded once the purchase price allocation is finalized. The final purchase price allocation is dependent on, amongst other things, the valuation of the assets acquired and liabilities assumed of IRG. Therefore, management expects that the actual adjustments will differ from the unaudited pro forma adjustments, and the differences may be material. As at the closing date of the IRG Acquisition, the difference between the estimate of final consideration and the valuation of net assets acquired, at that date, will be recorded as goodwill.

The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the IRG Acquisition. These unaudited pro forma adjustments are tentative, are based on available financial information and certain estimates and assumptions and are subject to change when the formal valuation and other studies are finalized.

2.	DESCRIPTION OF TRANSACTION

On December 12, 2017, IRG entered into a definitive combination agreement contemplating an amalgamation under Section 181 of the Canada Business Corporations Act involving the IRG and an entity ("MTY Subco") to be incorporated which will be a direct or indirect wholly-owned subsidiary of MTY. Pursuant to the transaction, each shareholder of IRG will be entitled to receive, on the effective date: (i) a number of redeemable preferred shares of the entity resulting from the amalgamation of IRG and MTY Subco ("Amalco") equal to 20.14% of common shares of IRG held by such shareholder, which redeemable preferred shares will be redeemed immediately after the transaction by Amalco in consideration for $4.10 per redeemable preferred share of Amalco; and (ii) a number of common shares of MTY equal to the remainder of such shareholder's common shares of IRG multiplied by 0.0785, subject to rounding.

In connection with the Transaction, approximately 3.8 million common shares of MTY will be issued based on a reference price of $52.26 representing the 10-day volume weighted average price of the common shares of MTY on December 8, 2017. Upon closing of the transaction, IRG shareholders will have a pro forma ownership of approximately 15% of the outstanding common shares of MTY. In addition, IRG will also have one nominee on MTYs Board of Oirectors.

The purchase price per share implies a premium of 13.3% to the unaffected 5-day volume weighted average price of IRG shares on October 26, 2017 (the day prior to IRG's press release regarding its receipt of a non-binding indication of interest from a third party).

3.	ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those described in the unaudited amended and restated condensed interim consolidated financial statements of MTY for the nine months ended August 31, 2017 and the amended and restated audited consolidated financial statements of MTY for the year ended November 30, 2016.

MTY has conducted a preliminary review of IRG's accounting policies and has not identified material differences. However, the pro forma financial statements may not reflect all the adjustments necessary to conform the accounting policies of IRG to those of MTY as MTY is still in the process of finalizing its review of IRG's accounting policies.

4.	FAIR VALUE CONSIDERATION TO BE TRANSFERRED IN CONNECTION WITH THE IRG ACQUISITION

The following is a preliminary estimate of the purchase consideration for tha IRG Acquisition:

Estimated preliminary purchase consideration
(thousands of dollars)
Cash consideration to be paid to IRG shareholders	$50,000
Share consideration to be paid to IRG shareholders	$198,336
Estimated purchase price	$248,336
Cash consideration for termination of stock-based compensation plans (note 6(c))	$4,082
Total consideration for the transaction	$252,418

The preliminary share consideration to be paid to IRG shareholders has been estimated based on the assumed issuance of approximately 3.8 million MTY common shares at a price of $52.26.

5.	ASSETS ACQUIRED AND LIABILITIES ASSUMED IN CONNECTION WITH THE IRG ACQUISITION

For the purpose of these unaudited pro forma condensed consolidated statements of financial position, MTY has not made any fair value adjustment allocation to the value of the acquired assets and liabilities of IRG since MTY is still in the process of validating and performing valuations for the assets acquired and liabilities assumed. MTY expects that a portion of the unallocated purchase price will be allocated among amortizable and non-amortizable intangible assets, as well as goodwill. The amounts that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods in which the amortization expense is recorded ultimately will be based upon the periods in which associated economic benefit or detriments are expected to be derived, or where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the IRG Acquisition may differ significantly between periods based upon the final value assigned, and amortization methodology used, for each identifiable intangible asset.

(thousands of dollars)
Cash	$3,824
Accounts receivable	$9,950
Inventories	$820
Prepaid expenses	$556
Funds held in escrow	$4,500
Assets held for sale	$4,748
Long-term receivables from franchisees	$754
Property, plant and equipment	$3,523
Intangible assets	$114,639
Accounts payable	$(9,403)
Contingent consideration	$(6,870)
Gift cards liability	$(2,918)
Income taxes payable	$(1,718)
Current portion of long-term debt	$(19,000)
Liabilities directly associated with assets held for sale	$(431)
Deferred taxes	$(17,055)
Other liabilities	$(1,296)
Net assets acquired, at book value	$84,623
Goodwill	$167,795
Estimated purchase price (note 4)	$252,418

The final determination of the purchase price allocation will be based on the net assets acquired as of the transaction date. The purchase price allocation may change materially based on the receipt of more detailed information. Therefore, the actual allocation may differ materially from the pro forma adjustments presented.

6.	PRO FORMA ADJUSTMENTS IN CONNECTION WITH THE IRG ACQUISITION

The following summarizes the pro forma adjustments in connection with the IRG Acquisition to give effect to the acquisition as if it had occurred on December 1, 2015 for the unaudited pro forma condensed consolidated statement of income for the year ended November 30, 2016 and the unaudited pro forma condensed consolidated statement of income for the nine months ended August 31, 2017, and August 31, 2017 for the unaudited pro forma condensed consolidated statement of financial position as at August 31, 2017.

(a)	To record additional interest expense related to the $50,000 drawn on MTY's existing credit facility, at the effective rate described in note 6(b):

	For the year ended	For the nine months
(thousands of dollars)	November 30, 2016	ended August 31, 2017
Interest expense	$1,500	$1,125

(b)	New debt incurred by MTY to fund the IRG Acquisition:

As at August 31, 2017
(thousands of dollars)
Revolving credit facility	Banker's acceptance rate + 2.00%	$50,000

For the purpose of the unaudited pro forma statements of income, the Banker's acceptance rate is assumed to equal 1.4%. The additional drawing on the existing revolving credit facility will cause MTY to save 0.4% in standby fees; this saving is reflected in note 6(a) above.

(c)	To reflect the cancellation of the IRG Stock option and Deferred share unit plan which will be settled in cash simultaneously to the closing of the transaction. It is assumed the both IRG plans will not be replaced by other forms of compensation following the closing of the transaction. The settlement of the DSU plan will be done at a value determined by the 10-day volume weighted average price; for the purposes estimating the cash consideration for the termination of the IRG DSU plan, the unaffected 10-day volume weighted average price on January 11, 2018, $4.18, was used.

The amounts presented below are composed of the settlements for the termination of the DSU plan ($1,386) and of the stock option plan ($3,269). The amount of the settlement of the DSU plan is entirely accounted for as consideration paid for the transaction and as such is allocated to goodwill. The amount of the settlement of the stock option plan is broken into two distinct parts; the amount of the consideration paid for options that had vested prior to the transaction ($4,082) is recorded as consideration paid for the acquisition, while the amount of the consideration paid for options that have vested as a result of the transaction and that would otherwise have vested at a future date ($573) is deferred and will result in a charge to MTY's statement of income following the closing of the transaction, in accordance with IFRS 3.

As at August 31, 2017
(thousands of dollars)
Cash	$(4,655)
Post combination expenses	$573
Goodwill	$4,082

(d)	To record tax effect on the pro forma adjustments, using a statutory rate of 26.9%. The effective tax rate of the consolidated corporation could be different than the statutory tax rate assumed for purposes of preparing the unaudited pro forma condensed consolidated financial statements as a result of a variety of factors, including post-acquisition activities.

(e)	To record the cancellation of IRG's existing credit facilities, which is expected to be cancelled shortly following the acquisition and settled from MTY's cash on hand. As at July 30, 2017, an amount of $19,000 was drawn.

Interest charges of $230 and $201, which were incurred by IRG on its credit facility, were reversed in the unaudited condensed consolidated pro forma statements of income for the twelve months ended November 30, 2016 and for the nine months ended August 31, 2017 respectively.

(f)	To conform to MTY's presentation, the following elements have been reclassified:

	Statement of	Statement of income
	financial position
		Twelve months	Nine months
		ended November	ended August 31 ,
		30, 2016	2017
To reclassify current portion of notes receivable
Accounts receivable	(215)
Loans receivable	215

To reclassify short-term portion of deferred revenues
Accounts payable	(611)
Deferred revenue and deposits	611

To reclassify long-term portion of deferred revenues and other long-term liabilities
Other long-term liabilities	(1,296)
Accounts payable	1,060
Deferred revenue and deposits	236

To reclassify interest income
Interest on long-term debt		83	45
Interest income		83	45

(g)	To record payment in MTY Shares, eliminate the equity of IRG and record preliminary Goodwill:

As at August 31, 2017
(thousands of dollars)
Goodwill	$161,286
Capital stock (MTY)	$198,336
Capital stock (IRG)	$(54,718)
Reserves	$(31,056)
Retained eamings	$(5,358)

Number of MTY Shares issued (in thousands)	3,795.2

(h)	The unaudited pro forma consolidated basic and diluted earnings per share for the periods presented have been adjusted taking into account the MTY Shares expected to be issued by MTY in connection with the IRG Acquisition.

	For the year ended	For the nine months
(thousands)	November 30, 2016	ended August 31, 2017
Basic and diluted weighted average MTY Shares outstanding, as reported	19,908.8	21,374.5
Adjusted for:
Issuance of MTY Shares to IRG Shareholders	3,795.2	3,795.2
Basic and diluted weighted average MTY Shares outstanding (pro forma)	23,704.0	25,169.7

QUESTIONS? NEED HELP VOTING?

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KINGSDALE Advisors

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Section 124 of the Canada Business Corporations Act and Section 8.1 of the Registrant's By-Law No.1 provide for indemnification of directors and officers of the Registrant.

Section 124 of the Canada Business Corporations Act provides as follows:

124. (1) Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2) Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3) Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

(a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4) Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

(5) Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity.

(a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b) fulfills the conditions set out in subsection (3).

(6) Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a) in the individual's capacity as a director or officer of the corporation; or

(b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(7) Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8) Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9) Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertakings

(a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b) The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.	Consent to Service of Process

(a) At the time of filing this Form F-80, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Notice of Special Meeting of Shareholders of Imvescor Restaurant Group Inc., dated January 12, 2018 (included in Part I of this registration statement).

1.2	Management Information Circular of Imvescor Restaurant Group Inc. dated January 12, 2018 (included in Part I of this registration statement).

1.3	Letter To Shareholders of Imvescor Restaurant Group Inc. dated January 12, 2018 (included in Part I of this registration statement).

1.4	Form of Proxy accompanying the Management Information Circular.

1.5	Letter of Transmittal.

1.6	Amalgamation Resolution (included as Appendix A to the Management Information Circular included in Part I of this registration statement).

1.7	Fairness Opinion of Ernst & Young LLP (included as Appendix B to the Management Information Circular included in Part I of this registration statement).

2.1	Combination Agreement dated December 11, 2017, between MTY Food Group Inc. and Imvescor Restaurant Group Inc.

2.2	Voting Support Agreement dated December 11, 2017, by Camac Partners LLC and MTY Food Group Inc.

2.3	Voting Support Agreement dated December 11, 2017, by Mawer Investment Management Ltd. and MTY Food Group Inc.

2.4	Voting Support Agreement dated December 11, 2017, by David D. Sgro and MTY Food Group Inc.

2.5	Voting Support Agreement dated December 11, 2017, by Anne-Marie Laberge and MTY Food Group Inc.

2.6	Voting Support Agreement dated December 11, 2017, by Francois-Xavier Seigneur and MTY Food Group Inc.

2.7	Voting Support Agreement dated December 11, 2017, by Frank Hennessey and MTY Food Group Inc.

2.8	Voting Support Agreement dated December 11, 2017, by Gary O’Connor and MTY Food Group Inc.

2.9	Voting Support Agreement dated December 11, 2017, by Isabelle Breton and MTY Food Group Inc.

2.10	Voting Support Agreement dated December 11, 2017, by Michael Forsayeth and MTY Food Group Inc.

2.11	Voting Support Agreement dated December 11, 2017, by Patrick H. Sugrue and MTY Food Group Inc.

2.12	Voting Support Agreement dated December 11, 2017, by Pierre Raymond and MTY Food Group Inc.

2.13	Voting Support Agreement dated December 11, 2017, by Roula Zaarour and MTY Food Group Inc.

2.14	Voting Support Agreement dated December 11, 2017, by Tania M. Clarke and MTY Food Group Inc.

3.1	The section “Risks and Uncertainties” of the management's discussion and analysis of Imvescor Restaurant Group Inc. for the 13 and 52 weeks ended October 29, 2017.

3.2	The unaudited pro forma condensed consolidated financial statements of MTY Food Group Inc. (included as Appendix D to the Management Information Circular included in Part I of this registration statement).

3.3	The annual information form of MTY Food Group Inc. for the fiscal year ended November 30, 2016 dated February 23, 2017.

3.4	The amended and restated consolidated financial statements of MTY Food Group Inc., together with the notes thereto and the auditor's report thereon, for the years ended on November 30, 2016 and November 30, 2015.

3.5	The amended and restated management's discussion and analysis of MTY Food Group Inc. for the year ended November 30, 2016.

3.6	The amended and restated condensed interim consolidated financial statements of MTY Food Group Inc. for the three and nine-month periods ended August 31, 2017 and August 31, 2016, together with the notes thereto.

3.7	The amended and restated management's discussion and analysis of MTY Food Group Inc. for the three and nine-month periods ended August 31, 2017.

3.8	The material change report of MTY Food Group Inc. dated December 21, 2017.

3.9	The management proxy circulars of MTY Food Group Inc. attached to the notice of annual general meeting of shareholders dated March 28, 2017 and the notice of annual general and special meeting of shareholders dated March 22, 2016, respectively, prepared in connection with MTY Food Group Inc.'s annual general meeting of shareholders held on May 2, 2017 and MTY Food Group Inc.’s annual and general and special meeting of shareholders held on May 4, 2016, respectively.

3.10	The business acquisition report dated September 20, 2016 with respect to MTY Food Group Inc.'s acquisition of Kahala Brands, Ltd.

3.11	The section “Risk Factors” of the annual information form of Imvescor Restaurant Group Inc. dated January 12, 2018, for the 52 weeks ended October 29, 2017.

4.1	Consent of Ernst & Young LLP.

4.2	Consent of Stikeman Elliot LLP.

4.3	Consent of Deloitte LLP.

4.4	Consent of MNP LLP.

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canada on the 16th day of January 2018.

MTY FOOD GROUP INC.

By:	/s/ Stanley Ma
Stanley Ma
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kimberly Lane, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

MTY Food Group Inc.

Signature	Title	Date Signed

/s/ Stanley Ma	Chair, President, Chief Executive Officer (Principal Executive Officer)	January 16, 2018

Stanley Ma

/s/ Eric Lefebvre	Chief Financial Officer (Principal Financial and Accounting Officer)	January 16, 2018

Eric Lefebvre

/s/ Murat Armutlu
	Director	January 16, 2018
Murat Armutlu

/s/ Claude St-Pierre
	Director	January 16, 2018
Claude St-Pierre

/s/ Dickie Orr	Director	January 16, 2018

Dickie Orr

/s/ David K. Wong
	Director	January 16, 2018
David K. Wong

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of MTY Food Group Inc. in the United States, in the City of Scottsdale, State of Arizona, on January 16, 2018.

MTY FOOD GROUP INC.
(Authorized U.S. Representative)

By:	/s/ Kimberly Lane
Name:	Kimberly Lane
Title:	SVP & Deputy General Counsel